Exhibit 2.1

STOCK AND ASSET PURCHASE AGREEMENT

by and among

FMC CORPORATION,

TRONOX US HOLDINGS INC.

and

TRONOX LIMITED,
solely for purposes set forth herein

Dated as of February 3, 2015

TABLE OF CONTENTS

Page

ARTICLE I

DEFINITIONS; INTERPRETATION
1.1	Defined Terms	1
1.2	Other Definitions	12

ARTICLE II

THE SALE AND PURCHASE

2.1	Sale and Purchase of Shares	14
2.2	Sale and Purchase of Assets	14
2.3	Excluded Assets	16
2.4	Assumed Liabilities	18
2.5	Excluded Liabilities	19
2.6	[Reserved]	19
2.7	Purchase Price	19
2.8	Allocation of Purchase Price	20
2.9	Closing	20
2.10	Closing Adjustment	22
2.11	Post-Closing Statements	23
2.12	Reconciliation of Post-Closing Statements	23
2.13	Post-Closing Adjustment	25
2.14	Withholding	25

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

3.1	Organization and Qualification; Subsidiaries	25
3.2	Capitalization of the Members of the Alkali Group	26
3.3	Authority Relative to this Agreement	26
3.4	Consents and Approvals; No Violations	27
3.5	Financial Statements; Liabilities	27
3.6	Absence of Certain Changes or Events	28
3.7	Litigation	29
3.8	Compliance with Laws	29
3.9	Permits	30
3.10	Employee Benefit Plans	30
3.11	Employees; Labor Matters	31
3.12	Property	32
3.13	Taxes	33
3.14	Environmental Matters	34
3.15	Material Contracts	35
3.16	Intellectual Property	36
3.17	Intercompany Arrangements	37
3.18	Brokers	37
3.19	Sufficiency of Assets	37
3.20	Insurance	37
3.21	No Other Representations or Warranties	37

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

4.1	Organization and Qualification; Subsidiaries	38
4.2	Authority Relative to this Agreement	38
4.3	Consents and Approvals; No Violations	39
4.4	Financing	39
4.5	Solvency	40
4.6	Litigation	41
4.7	Brokers	41
4.8	Acquisition of Shares for Investment	41
4.9	Inspections; Limitation of Seller’s Warranties	41
4.10	No Regulatory Impediment	42
4.11	ERISA	42

ARTICLE V

ADDITIONAL AGREEMENTS

5.1	Access to Books and Records	42
5.2	Confidentiality	44
5.3	Efforts	45
5.4	Conduct of Business	47
5.5	Third Party Consents	50
5.6	Public Announcements	51
5.7	Intercompany Accounts	52
5.8	Guarantees; Commitments	52
5.9	Insurance	54
5.10	Litigation Support	54
5.11	Recordation of Transfer of Certain Transferred Assets	55
5.12	Non-Solicitation; Non-Competition	55
5.13	Directors and Officers	56
5.14	Shared Contracts	58
5.15	FMC Marks	59
5.16	Tax-Exempt Financing	60
5.17	Misallocated Assets	61
5.18	Mineral Rights	62
5.19	Payments	62
5.20	Restrictions on Use of Certain Real Property	63
5.21	Financing	63
5.22	Railcar Lease Option	65
5.23	Letter	65
5.24	Title and Survey	65

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ARTICLE VI

EMPLOYEE MATTERS COVENANTS

6.1	Treatment of Transferred Employees	65
6.2	WARN and Corresponding State Laws	65
6.3	Unused Vacation, Sick Leave and Personal Time	67
6.4	Workers’ Compensation	67
6.5	Defined Contribution Pension Plan	67
6.6	Flexible Spending Accounts	67
6.7	Collective Bargaining Agreement	68
6.8	Defined Benefit Plans.	68
6.9	Employment Confirmation	69
6.10	Annual Bonuses	70
6.11	Seller Equity Awards	70
6.12	Employee Services to Seller	70
6.13	No Third-Party Beneficiaries	70

ARTICLE VII

TAX MATTERS

7.1	Tax Indemnification by Seller	71
7.2	Tax Indemnification by Purchaser	71
7.3	Straddle Periods	72
7.4	Tax Returns	72
7.5	Certain Tax Benefits, Refunds, Credits and Carrybacks	73
7.6	Tax Contests	74
7.7	Cooperation and Exchange of Information	75
7.8	Tax Sharing Agreements	76
7.9	Tax Treatment of Payments	76
7.10	Certain Tax Elections	76
7.11	Transfer Taxes	76
7.12	Timing of Payments	77
7.13	Survival; Tax Matters Coordination	77

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ARTICLE VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

8.1	Conditions to Obligation of Each Party to Close	77
8.2	Conditions to Purchaser’s Obligation to Close	77
8.3	Conditions to Seller’s Obligation to Close	78
8.4	Frustration of Closing Conditions	79

ARTICLE IX

TERMINATION

9.1	Termination	79
9.2	Notice of Termination	80
9.3	Effect of Termination	80
9.4	Extension; Waiver	80

ARTICLE X

INDEMNIFICATION

10.1	Survival of Representations, Warranties, Covenants and Agreements	81
10.2	Indemnification by Seller	82
10.3	Indemnification by Purchaser	82
10.4	Indemnification Procedures	83
10.5	Exclusive Remedy and Release	84
10.6	Additional Indemnification Provisions	85
10.7	Limitation of Liability	85

ARTICLE XI

GENERAL PROVISIONS

11.1	Interpretation; Absence of Presumption	86
11.2	Headings; Definitions	87
11.3	Governing Law; Jurisdiction and Forum; Waiver of Jury Trial	87
11.4	Entire Agreement	88
11.5	No Third Party Beneficiaries	88
11.6	Expenses	89
11.7	Notices	89
11.8	Successors and Assigns	90
11.9	Amendments and Waivers	90
11.10	Severability	90
11.11	Specific Performance	90
11.12	Bulk Sale Laws	91
11.13	No Admission	91
11.14	Counterparts	91
11.15	Parent Guarantee	91
11.16	Exculpation of Debt Financing Sources	92

-iv-

Exhibits

Exhibit A:	Form of Transition Services Agreement
Exhibit B:	Form of Sublease Agreement
Exhibit C:	Form of Peroxygens Confidentiality Agreement
Exhibit D:	Form of Assignment Agreement and Bill of Sale
Exhibit E:	Form of Assignment of Intellectual Property
Exhibit F:	Debt Commitment Letters
Exhibit G:	Example Statement
Exhibit H:	Form of Letter

Schedules
Schedule I:	Alkali Group Members
Schedule II(A):	Transaction Accounting Principles
Schedule II(B):	Working Capital
Schedule III:	Form of Declaration of Restrictive Covenants

Seller Disclosure Schedule
Purchaser Disclosure Schedule

-v-

STOCK AND ASSET PURCHASE AGREEMENT

This STOCK AND ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of February 3, 2015 is by and among FMC Corporation, a Delaware corporation (“Seller”), Tronox US Holdings Inc., a Delaware corporation (“Purchaser”) and, solely for purposes of Section 11.15 and, to the extent such provisions are generally applicable to all Parties, for purposes of Article XI, Tronox Limited, an Australian public limited company incorporated in the Commonwealth of Australia (“Parent”) (each of Parent, Purchaser and Seller, a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, Seller owns all of the issued and outstanding shares of Alkali Holdings Corporation, a Delaware corporation (“Alkali HoldCo” and, with its direct and indirect Subsidiaries set forth in Schedule I hereto (collectively, including Alkali HoldCo, the “Alkali Group”), each of which is engaged in the Business (as defined below), and Seller and its Subsidiaries own all right, title and interest in or to, or have a valid leasehold interest in, all of the Transferred Assets (as defined below);

WHEREAS, Seller desires to sell and transfer, and Purchaser desires to purchase, all of the Transferred Assets and all of the capital stock of Alkali HoldCo (the “Shares”) for the consideration set forth in Section 2.7, and Seller desires to transfer, and Purchaser desires to assume, the Assumed Liabilities (as defined below), in each case, subject to the terms and conditions of this Agreement;

WHEREAS, at the Closing, Seller and Purchaser shall enter into the Ancillary Agreements; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

Article I

DEFINITIONS; INTERPRETATION

1.1              Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Action” shall mean any claim, charge, action, cause of action, investigation, audit, suit, arbitration, litigation, demand, application, order, inquiry, hearing or other proceeding.

“Adjustment Amount” shall mean (i) in the event Working Capital is greater than the Target Maximum Working Capital, an amount (in dollars) equal to Working Capital minus the Target Maximum Working Capital, (ii) in the event Working Capital is less than the Target Minimum Working Capital, a negative amount (in dollars) equal to Working Capital minus the Target Minimum Working Capital and (iii) in the event Working Capital is less than or equal to the Target Maximum Working Capital and greater than or equal to the Target Minimum Working Capital, zero dollars ($0), in each case, as of the Closing.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided that, from and after the Closing, (i) none of the members of the Alkali Group shall be considered an Affiliate of Seller or Seller’s Affiliates, (ii) none of Seller or any of Seller’s Affiliates shall be considered an Affiliate of Purchaser or an Affiliate of any member of the Alkali Group and (iii) the members of the Alkali Group shall be considered Affiliates of Purchaser.

“Affiliated Group” shall mean any affiliated group within the meaning of Section 1504(a) of the Code or any other affiliated, combined, unitary or similar group defined under any state, local, or non-U.S. law.

“Alkali Contracts” shall mean the Contracts (other than any Contract that is a Shared Contract or an Excluded Asset) that are exclusively related to the Business, as such Contracts may be amended, supplemented or renewed from time to time, including the Material Contracts.

“Alkali Group Intellectual Property” shall mean all Intellectual Property owned by any member of the Alkali Group.

“Ancillary Agreements” shall mean the Transition Services Agreement, the Sublease Agreement and the Assignment Agreement and Bill of Sale.

“Antitrust Law” shall mean the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other applicable Laws (including non-U.S. Laws) issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, lessening of competition through merger or acquisition, or effectuating foreign investment.

“Benefit Plan” shall mean each employee compensation and/or benefit plan, program, policy, form of agreement or other arrangement, including any employee welfare plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, in each case, whether or not such plan is subject to ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, retention, employment, change of control or fringe benefit plan, program or form of agreement, other than a Multiemployer Plan, in each case that is sponsored, maintained or contributed to by Seller or any of its Affiliates for the benefit of the Business Employees.

“Business” shall mean the business as conducted by the members of the Seller Group and the members of the Alkali Group of exploring, mining, producing, marketing and selling trona and trona-based sodium products, including various commercial grades of sodium carbonate (soda ash), sodium bicarbonate, sodium sesquicarbonate and sodium hydroxide (caustic soda).

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York, or Philadelphia, Pennsylvania, are required or authorized by Law to be closed.

“Business Employee” shall mean any individual entirely dedicated to the Business (including any individual on long- or short-term disability, vacation, leave for workers’ compensation or other approved leave of absence) and any individual listed Section 3.11(c) of the Seller Disclosure Schedule, which Schedule may be updated by Seller prior to the Closing Date to reflect terminations of employment in the ordinary course of business consistent with past practice, subject to Section 5.4.

“Business Employee Plan” shall mean each Benefit Plan maintained, sponsored or contributed to solely for the benefit of the Business Employees.

“Business IP” shall mean the Alkali Group Intellectual Property and the Transferred IP.

“CBA” shall mean the Collective Bargaining Agreement, dated as of July 1, 2010, by and between Seller and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers Intl. Union, AFL-CIO-CLC, on behalf of its affiliated Local Union No. 13, 214, as amended, restated and supplemented.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Combined Tax Return” shall mean any affiliated, consolidated, combined, unitary or other group Tax Return that includes at least one member of the Seller Group, on the one hand, and at least one member of the Alkali Group, on the other hand.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated as of November 17, 2014, by and between Seller and Parent.

“Contract” shall mean any agreement, contract, subcontract, license, lease, sublease, obligation or undertaking, excluding any Benefit Plan.

“Contribution Agreement” shall mean the Contribution and Assumption Agreement, dated as of December 31, 2014, by and between Seller and Alkali HoldCo.

“Control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Current Assets” shall have the meaning set forth on Schedule II(B) attached hereto.

“Current Liabilities” shall have the meaning set forth on Schedule II(B) attached hereto.

“Dataroom” shall mean the Intralinks electronic data room established for “Project Evolution”.

“Debt Financing Sources” shall mean the Persons who have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, including any lender, agent arranger, bookrunner, letter of credit issuer or swingline lender under or in respect of the Debt Financing, including the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliate’s former, current and future officers, directors, employees, partners, controlling persons, advisors, agents, managers and representatives involved in the Debt Financing and their respective successors and permitted assigns.

“Environmental Laws” shall mean any applicable Law relating to (a) Releases or threatened Releases of Hazardous Material; (b) pollution or protection of public or employee health or safety or the environment from Releases of or exposure to Hazardous Material in the indoor or outdoor environment; (c) the manufacture, distribution, registration, handling, transport, use, treatment, storage, or disposal of Hazardous Material; (d) protection of the environment, including from impacts caused by human activity or (e) mining or mine reclamation, including mine health or safety.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Example Statement” means the example statement attached hereto as Exhibit G showing an illustrative form of the Closing Notice to be delivered pursuant to Section 2.10.

“FMC Marks” shall mean any and all Marks of Seller or any of its Affiliates using or containing “FMC” (in block letters or otherwise), either alone or in combination with other words or elements, any and all Railcar Marks and any and all Marks confusingly similar thereto or using or containing any of the foregoing either alone or in combination with other words or elements, together with the goodwill associated with any of the foregoing.

“GAAP” shall mean generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.

“Governmental Entity” shall mean any foreign, multinational, domestic, federal, territorial, state or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Material” shall mean any substance, product, or waste material which is identified, listed, published, regulated or defined as a hazardous waste, hazardous or toxic substance, pollutant, contaminant, hazardous material or other similarly regulated material or substance under any Environmental Law or by any Governmental Entity, including naturally occurring radioactive materials, other radioactive materials, petroleum, petroleum refined products and petroleum waste, polychlorinated biphenyls, and asbestos.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person shall mean, without duplication, (a) the principal of and accrued and unpaid interest (including all obligations for premiums, fees, penalties expenses, breakage costs and bank overdrafts) in respect of (i) indebtedness of such Person for money borrowed, (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments the payment of which such Person is responsible or liable and (iii) in respect of banker’s acceptances or letters of credit to the extent drawn upon and unpaid; (b) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued Current Liabilities); (c) all obligations in connection with any off-balance sheet financing, including synthetic leases and project financing (excluding in respect of Natronx Technologies, LLC) classified as liabilities recorded on a balance sheet under GAAP; (d) all obligations of such Person under capitalized leases required to be recorded as capitalized leases by GAAP; (e) all obligations of such Person with respect to interest rate and currency obligations, swaps (other than those related to product swap sales and purchases), collars, caps and similar hedging obligations (valued at the termination value thereof) and (f) all obligations of the type referred to in clauses (a) through (e) of any Person the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise. For the avoidance of doubt and notwithstanding anything in this definition to the contrary, “Indebtedness” shall not include the Self-Bonding Obligation Guarantees, any obligations under the Railcar Lease Option, or any amounts included in Working Capital on the Final Post-Closing Adjustment Statement.

“Intellectual Property” shall mean all of the following in any jurisdiction throughout the world: (a) patents and applications therefor; (b) Marks, together with all appurtenant goodwill, along with renewals thereof; (c) copyrights, whether or not registered or published, and registrations, recordations and applications for registration therefor (including copyrights in computer software) and reversions, extensions and renewals thereof; (d) trade secrets, know-how, confidential information, data and databases and other collections of data (collectively, “Trade Secrets”); and (e) all other forms of intellectual property.

“Interest Rate” shall mean a rate per annum equal to the one (1)-month LIBOR (as published by the ICE Benchmark Administration, or, if not published thereby, in another authoritative source selected by Seller and Purchaser), on the date that the applicable payment was required to be paid (or if no quotation for the one (1)-month LIBOR is available for such date, on the next preceding date for which such quotation is available) plus 500 basis points.

“IT Systems” shall mean all proprietary and third party computer software, firmware and hardware, and all information, communications and networks systems (including any outsourced systems and processes) that are used in, or relied on, to conduct the Business.

“Knowledge of Purchaser” shall mean the actual knowledge of the Persons listed on Section 1.1(b) of the Purchaser Disclosure Schedule.

“Knowledge of Seller” shall mean the actual knowledge of the Persons listed on Section 1.1(c) of the Seller Disclosure Schedule.

“Law” shall mean any federal, state, local or foreign law, statute, regulation, ordinance, rule, judgment, order, decree, award, approval, concession, grant, franchise, directive, requirement, or other governmental restriction or any similar form of decision or approval of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Entity in effect as of the date of this Agreement.

“Leased Real Property” shall mean all leasehold or subleasehold estates in any land, buildings, structures, improvements or fixtures held by any member of the Seller Group and primarily used in the Business or by the Alkali Group, but excluding Mineral Rights.

“Liability” shall mean all indebtedness, obligations and other liabilities, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, judgments, awards or settlements respecting any judicial, administrative or arbitration proceedings or any damages, losses, assessments, deficiencies, claims or demands with respect to any applicable Law.

“Liens” shall mean all liens, mortgages (legal or equitable), pledges, charges, claims, security interests, purchase agreements, options, licenses, rights-of-way, rights of setoff, easements, restrictions on transfer or other encumbrances.

“Losses” shall mean all losses, costs, interest, charges, expenses (including reasonable attorneys’, consultants’ or advisors’ fees), obligations, liabilities, settlement payments, awards, judgments, interest awards, fines, penalties, damages, assessments or deficiencies of any kind.

“Marks” shall mean fictional business names, corporate names, trade names, trade dress rights, trademarks and service marks, logos, domain names, social media identifiers, other sources of origin and registrations and applications for registration of any of the foregoing.

“Material Adverse Effect” shall mean an event, development, change or effect that is materially adverse to the Business (including the Transferred Assets and the members of the Alkali Group), its assets, condition (financial or otherwise) or results of operations, taken as a whole; provided, however, that no event, development, change or effect resulting from or arising out of any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a “Material Adverse Effect”: (i) events, developments, changes or effects in global or national economic, monetary, or financial conditions, including changes in prevailing interest rates, credit markets, or financial market conditions in or affecting the United States or any other jurisdiction in which the Business operates, (ii) events, developments, changes or effects in the industry in which the Business operates, (iii) events, developments, changes or effects in global or national political conditions, including the outbreak or escalation of war or acts of terrorism, (iv) earthquakes, hurricanes, tsunamis, typhoons, lightning, hailstorms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, wildfires and other natural disasters, weather conditions and other force majeure events, (v) changes in applicable Law or the interpretations thereof, (vi) changes in GAAP or the interpretations thereof, (vii) any failure, in and of itself, by the Business to meet any internal or published industry analyst projections or forecasts or estimates of revenue or earnings for any period (it being understood that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there is or has been a Material Adverse Effect), (viii) events, developments, changes or effects, including impacts on relationships with customers, suppliers, employees, labor organizations, or governmental entities, in each case attributable to the execution, announcement or pendency of this Agreement, the Ancillary Agreements, the transactions contemplated hereby or thereby or the identity of Purchaser or any of its Affiliates as the acquiror of the Business or (ix) events, developments, changes or effects arising out of any action required to be taken by this Agreement or taken by either Party or any of its Subsidiaries or any of their respective Affiliates with the prior written consent or at the written request of the other Party.

“Mineral Rights” shall mean all mining and minerals leases set forth on Section 1.1(f) of the Seller Disclosure Schedule.

“Minority Interests” shall mean the minority equity interests held by FMC Wyoming Corporation set forth in Section 1.1(d) of the Seller Disclosure Schedule.

“Multiemployer Plan” shall mean a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Order” shall mean any outstanding order, ruling, judgment, writ, injunction, stipulation, award, decree or similar order of any Governmental Entity.

“Organizational Document” shall mean any of the following, as applicable: (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) limited liability company agreement or operating agreement for a limited liability company; (v) any charter, governing or similar document adopted or filed in connection with the creation, formation, governance or organization of a Person; and (vi) any amendment, side letter or binding interpretation of any of the foregoing.

“Owned Real Property” shall mean all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any member of the Seller Group and primarily used in the Business or by the Alkali Group, but excluding Mineral Rights.

“Permits” shall mean all licenses (other than the Mineral Rights), permits, franchises, approvals, registrations, authorizations, consents or orders of, or filings with, any Governmental Entity.

“Permitted Liens” shall mean the following Liens: (a) Liens disclosed or reflected on the Financial Statements; (b) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested by appropriate proceedings or that may thereafter be paid without penalty; (c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by applicable Law and on a basis consistent with past practice or in the ordinary course of business of the Business or the Alkali Group; (d) Liens incurred or deposits made in the ordinary course of business of the Business or the Alkali Group in connection with workers’ compensation, unemployment insurance or other types of social security; (e) defects or imperfections of title, easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances that do not materially affect the use of real estate as used by the Business as of the date hereof; (f) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions; (g) non-exclusive licenses of Intellectual Property granted in the ordinary course of business of the Business or the Alkali Group, or pursuant to this Agreement or any Ancillary Agreement, (h) exclusive licenses of Intellectual Property granted in the ordinary course of business of the Business or the Alkali Group, or pursuant to this Agreement or any Ancillary Agreement; and (i) Liens not created by Seller or any other member of the Seller Group that affect the underlying fee interest of any Leased Real Property, including master leases or ground leases, and any set of facts that an accurate up-to-date survey would show which do not materially interfere with the ordinary conduct of the Business as it is conducted on the date hereof.

“Peroxygens Business” shall mean the business of (a) manufacture and sale of hydrogen peroxide, persulfates, peracetic acid products, silicates and calcium peroxide, (b) blending, formulating or purifying the foregoing and certain other materials into proprietary products for use in food safety, electronics, oil and gas production, wastewater treatment, soil and groundwater remediation, food processing, pharmaceutical, cosmetic and industrial markets, the latter including, but not limited to, latex and acrylic polymer initiation, pulp and paper manufacturing, and mining, (c) designing and manufacturing related value-added products, such as customized delivery systems, and (d) providing technical support, know-how and installation services related to the matters set forth in clauses (a), (b) and (c) of this sentence.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“Post-Closing Period” shall mean any taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Period” shall mean any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Pre-Closing Reorganization” shall mean the transactions pursuant to the Contribution Agreement.

“Property Taxes” shall mean real and personal property Taxes.

“Railcar Lease Option” shall mean the agreement set forth on Section 1.1(e) of the Seller Disclosure Schedule.

“Railcar Marks” shall mean the Marks set forth on Section 1.1(g) of the Seller Disclosure Schedule.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing.

“Required Financial Information” shall mean (i) audited balance sheets and related statements of income and cash flows for the Alkali Chemicals Division of Seller covering fiscal years ended December 31, 2013 and 2012 and any fiscal years thereafter ended at least ninety (90) days prior to the Closing Date, (ii) unaudited balance sheets and related statements of income and cash flows for any regular quarterly interim fiscal period or periods of the Alkali Chemicals Division of Seller (other than any fourth fiscal quarter) ended after the date of the most recent audited financial statements and at least forty-five (45) days prior to the Closing Date, in each case sufficient to prepare pro forma financial statements of the nature required.

“Restricted Business” shall mean the business of exploring, mining, producing, marketing and selling trona and trona-based sodium products, including various commercial grades of sodium carbonate (soda ash), sodium bicarbonate, sodium sesquicarbonate and sodium hydroxide (caustic soda).

“Restricted Party” shall mean (i) Seller and (ii) each Affiliate of Seller for the period that such Affiliate is an Affiliate of Seller.

“Restricted Site” shall mean the portion of the property designated as NW, W2NE, NWSE, N2SW, all of NENESESW of Section 15, T19N, R110W (as more particularly described on Schedule III, Exhibit A) that is identified as the Historic Phosphorous Handling Area on Schedule III, Exhibit B.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” shall mean a Benefit Plan other than a Business Employee Plan.

“Seller Equity Award” shall mean any stock option, restricted stock unit or other equity award granted to a Business Employee under any Seller Benefit Plan, which is outstanding on or after the date of this Agreement.

“Seller Group” shall mean Seller and its Subsidiaries and Affiliates (other than any member of the Alkali Group and Natronx Technologies, LLC).

“Seller Services” shall mean those services to be provided from and after the Closing by Seller or any other member of the Seller Group to Purchaser, any of its Affiliates or any member of the Alkali Group pursuant to this Agreement or any Ancillary Agreement.

“Separate Tax Return” shall mean any Tax Return of any member or members of the Alkali Group that does not include any member of the Seller Group.

“Straddle Period” shall mean any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Sublease Agreement” shall mean the Sublease Agreement between Purchaser, on the one hand, and Seller, on the other hand, to be entered into at the Closing in substantially the form attached hereto as Exhibit B.

“Subsidiary” shall mean, with respect to any Person, any corporation, business entity or organization whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) such first Person is the general partner or managing member or (c) such first Person owns or controls a majority of the securities or other interests of such business entity, directly or indirectly, and in respect of which such first Person is allocated such business entity’s gains or losses; provided that, for the avoidance of doubt, none of Natronx Technologies, LLC, American Natural Soda Ash Corporation or American-European Soda Ash Shipping Association, Inc. shall be construed as, or deemed to be, a direct or indirect Subsidiary of Seller or any member of the Alkali Group.

“Target Maximum Working Capital” shall mean $128,900,000.

“Target Minimum Working Capital” shall mean $123,900,000.

“Tax” shall mean any tax of any kind, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security, production, franchise, gross receipts, payroll, sales, use, employment, property, excise, value added, estimated, customs duties, stamp, alternative or add-on minimum, environmental or withholding tax, and any other governmental duty or assessment, together with all interest and penalties imposed with respect to such amounts.

“Tax Asset” shall mean any Tax Item that could reduce a Tax, including a net operating loss, net capital loss, general business credit, foreign Tax credit, charitable deduction or credit related to alternative minimum Tax or other Tax credit.

“Tax Authority” shall mean any Governmental Entity responsible for the administration or the imposition of any Tax.

“Tax Benefit” shall mean the Tax effect of any Tax Item which decreases Taxes paid or payable or increases Tax basis, including any interest with respect thereto or interest that would have been payable but for such item. For purposes of determining the amount and timing of any Tax Benefit, the recipient of the Tax Benefit shall be deemed to pay Tax at the highest marginal rates in effect in the year such Tax Benefit is realized or utilized, shall be deemed to realize or utilize any Tax Benefit in the first taxable year that such Tax Benefit may be realized or utilized under applicable Law and shall be deemed to have no Tax Assets other than those giving rise to such Tax Benefit.

“Tax Claim” shall mean any claim with respect to Taxes made by any Tax Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VII.

“Tax Item” shall mean any item of income, gain, loss, deduction, credit, recapture of credit or any other item which increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) resulting from a change in accounting method.

“Tax Proceeding” shall mean any audit, examination, contest, litigation or other proceeding with or against any Tax Authority.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement, including any schedules or attachments thereto, required to be filed with any Tax Authority relating to Taxes and any amendment thereof.

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property”.

“Transfer Tax” shall mean any sales, use, transfer, documentary, stamp, value added, real property transfer or other similar Taxes imposed on or payable in connection with the transactions contemplated pursuant to this Agreement.

“Transition Services Agreement” shall mean the Transition Services Agreement between Purchaser, on the one hand, and Seller, on the other hand, to be entered into at the Closing in substantially the form attached hereto as Exhibit A.

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury under the Code.

“URS Report” shall mean that certain FMC Green River Operations, Environmental, Health, Safety, and Reclamation Summary issued to Seller on November 14, 2014 by URS Corporation, and all appendices thereto.

“Working Capital” shall have the meaning set forth on Schedule II(B) attached hereto.

1.2              Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Agreement	Preamble
Alkali Group	Recitals
Alkali HoldCo	Recitals
Allocation	Section 2.8
Allocation Principles	Section 2.8
Alternative Financing	Section 5.21(a)
ANSAC Brazil Matter	Section 2.4(f)
Asset Sale	Section 2.2
Assignment Agreement and Bill of Sale	Section 2.9(a)(iv)
Assumed Liabilities	Section 2.4
Bond Counsel	Section 5.16(b)
Business Permits	Section 3.9
Cap	Section 10.2(b)(iv)
Closing	Section 2.1
Closing Adjustment	Section 2.10(a)
Closing Date	Section 2.9
Closing Notice	Section 2.10(a)
Controlling Party	Section 7.6(c)
Covered Flex Plan Employees	Section 6.6
Covered Losses	Section 5.13(c)
Covered Persons	Section 5.13(a)
De Minimis Amount	Section 10.2(b)(ii)
Debt Commitment Letters	Section 4.4(a)
Debt Financing	Section 4.4(a)
Deductible	Section 10.2(b)(iii)
DOJ	Section 5.3(a)
Environmental Permits	Section 3.14(a)(ii)
Estimated Working Capital	Section 2.10(a)
Excluded Assets	Section 2.3
Excluded Claims	Section 2.3(a)
Excluded Liabilities	Section 2.5
Exempt Facilities	Section 5.16(a)
FCPA	Section 3.8(b)
Fee Letters	Section 4.4(b)
Final Adjustment Amount	Section 2.12(c)
Final Post-Closing Adjustment Statement	Section 2.12(c)
Financial Statements	Section 3.5(a)
Financing Commitments	Section 5.21(a)
FSA End Date	Section 6.6
FTC	Section 5.3(a)
Fundamental Representations	Section 10.1(a)
Governmental Approvals	Section 5.3(a)
Guaranteed Obligations	Section 11.15(a)
Indemnified Guarantees	Section 5.8(a)

Indemnified Party	Section 10.4(a)
Indemnifying Party	Section 10.4(a)
Independent Accounting Firm	Section 2.12(c)
Initial Closing Adjustment Amount	Section 2.11(a)
Initial Closing Working Capital	Section 2.11(a)
Initial Post-Closing Adjustment Statement	Section 2.11(a)
Interim Financial Statements	Section 3.5(a)
Lenders	Section 4.4(a)
Letter	Section 5.23
Material Contracts	Section 3.15(a)
Money Laundering Laws	Section 3.8(c)
New Plans	Section 6.1(c)
Non-Controlling Party	Section 7.6(c)
Notice of Disagreement	Section 2.12(a)
Old Plans	Section 6.1(c)
Outside Date	Section 9.1(b)(i)
Parent	Preamble
Parties	Preamble
Party	Preamble
Permitted Railcar Use	Section 5.15
Peroxygens Confidentiality Agreement	Section 5.2(a)
Phase-out Period	Section 5.15
Post-Closing Adjustment	Section 2.13
Pre-Adjustment Amount	Section 2.7
Pre-Closing Directors	Section 5.21(c)
Pre-Closing Separate Tax Return	Section 7.4(a)
Process Agent	Section 11.15(b)
Purchase Price	Section 2.7
Purchaser	Preamble
Purchaser DB Plan	Section 6.8(c)
Purchaser DC Plan	Section 6.5
Purchaser Disclosure Schedule	Article IV
Purchaser Indemnified Parties	Section 10.2(a)
Purchaser Tax Indemnified Parties	Section 7.1
Purchaser’s Allocation	Section 2.8
Purchaser’s Flex Plan	Section 6.6
Real Property	Section 3.12(b)
Replacement Contract	Section 5.14
Resolution Period	Section 2.12(b)
Revenue Bonds	Section 5.16(a)
Review Period	Section 2.11(b)
Sale	Section 2.2
Section 338(h)(10) Elections	Section 7.10
Section 338(h)(10) Forms	Section 7.10
Self-Bonding Obligation Guaranties	Section 5.8(c)
Seller	Preamble

Seller Disclosure Schedule	Article III
Seller Guarantors	Section 5.8(a)
Seller Indemnified Parties	Section 10.3(a)
Seller Non-Union DB Plan	Section 6.8(a)
Seller Tax Indemnified Parties	Section 7.2
Seller Union DB Plan	Section 6.8(b)
Seller’s Allocation Notice	Section 2.8
Seller’s Flex Plan	Section 6.6
Share Sale	Section 2.1
Shared Contract	Section 5.14
Shares	Recitals
Solvent	Section 4.5
Specified Asset	Section 5.5(b)
Straddle Period Separate Tax Return	Section 7.4(b)
Subsequent Loss	Section 7.5(c)
Third Party Claim	Section 10.4(a)
Third Party Consents	Section 5.5(a)
Transaction Accounting Principles	Section 2.10(b)
Transfer Period	Section 5.5(a)
Transferred Account Balances	Section 6.6
Transferred Assets	Section 2.2
Transferred Books and Records	Section 2.2(f)
Transferred Employee	Section 6.1(a)
Transferred IP	Section 2.2(b)
Transferred Patents	Section 2.2(b)
Transferred Trademarks	Section 2.2(b)
Transferred Union DB Plan Participants	Section 6.8(c)
Transferred Vehicles	Section 2.2(c)
Union Agreements	Section 3.14(a)(ii)
WARN	Section 3.11(b)
Wyoming DEQ	Section 5.8(c)

Article II

THE SALE and purchase

2.1              Sale and Purchase of Shares. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in, and in accordance with, this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller, all of Seller’s right, title and interest in and to the Shares, free and clear of all Liens (the “Share Sale”).

2.2              Sale and Purchase of Assets. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in, and in accordance with, this Agreement, at the Closing, immediately following the consummation of the Share Sale, Seller shall, or shall cause the applicable member of the Seller Group to, sell, convey, transfer, assign and deliver to Alkali HoldCo, as the designee of Purchaser, and Purchaser shall purchase and acquire from the applicable member of the Seller Group (the “Asset Sale”; and together with the Share Sale, the “Sale”) all of such member’s right, title and interest in and to all of the assets and properties primarily related to, owned, used or held for use in the conduct of the Business (but, for the avoidance of doubt, excluding the Excluded Assets and the assets and properties of the members of the Alkali Group), as such assets shall exist on the Closing Date (collectively, the “Transferred Assets”), including the following:

(a)       All Alkali Contracts;

(b)       All Intellectual Property primarily related to, owned, used or held for use in the conduct of the Business, including (i) the patents and patent applications set forth on Section 2.2(b)(i) of the Seller Disclosure Schedule (the “Transferred Patents”) and (ii) all Marks, other than the FMC Marks, owned by Seller and primarily related to, owned, used or held for use in the conduct of the Business, including the registered Marks set forth on Section 2.2(b)(ii) of the Seller Disclosure Schedule, (the “Transferred Trademarks”) (collectively, the “Transferred IP”);

(c)       All automobiles, trucks and vehicles primarily related to, owned, used or held for use in the conduct of the Business, including the vehicles set forth on Section 2.2(c) of the Seller Disclosure Schedule (the “Transferred Vehicles”);

(d)       All inventory, raw materials, work-in-process, finished goods, supplies, spare parts and other inventories primarily related to, owned, used or held for use in the conduct of the Business, including all such items located on any real property owned or leased by Seller primarily related to, owned, used or held for use in the conduct of the Business, in transit from suppliers of the Business, held for delivery by suppliers of the Business, or held on consignment by third parties;

(e)       All machinery, fixtures, furniture, supplies, accessories, materials, equipment, parts, tooling, tools, molds, office equipment, computers, telephones, mobile devices and all other items of tangible personal property of Seller, in each case, primarily related to, owned, used or held for use in the conduct of the Business, including those items of tangible personal property set forth on Section 2.2(e) of the Seller Disclosure Schedule;

(f)        Subject to Section 5.1(a), all books and records primarily related to, owned, used or held for use in the conduct of the Business, including those books and records pertaining to customer accounts, suppliers, agents and, to the extent permitted by applicable Law, all employee and personnel records of the Transferred Employees, but excluding all books and records relating to, and held by a member of Seller Group in its capacity as, a lessor under railcar leases (the “Transferred Books and Records”);

(g)       All goodwill primarily related to, owned, used or held for use in the conduct of the Business or appurtenant to the Transferred Trademarks;

(h)       All accounts receivable (other than from Seller or the other members of the Seller Group), notes receivable, rebates receivable, employee advances and other miscellaneous receivables, whether or not evidenced by a note or other Contract, primarily related to, owned, used or held for use in the conduct of the Business, and the full benefit of all security for such accounts or other rights to payment;

(i)         Any and all insurance proceeds which any member of the Seller Group or any member of the Alkali Group has a right to receive as of the Closing and that relate to events, circumstances or occurrences prior to the Closing (in each case, to the extent relating to the Alkali Group (except to the extent relating to an Excluded Liability) or any Assumed Liability (for the avoidance of doubt, such definition construed without regard to this Section 2.2(i))) and all insurance policies and rights thereunder of the members of the Alkali Group;

(j)        All prepayments and prepaid expenses, including any prepaid insurance premiums, to the extent such prepayments, prepaid expense or prepaid insurance premium was reflected as a Current Asset in Working Capital on the Final Post-Closing Adjustment Statement;

(k)       All claims, warranties, guarantees, refunds, Actions, defenses, rights of recovery, rights of set-off or counterclaim and rights of recoupment of every kind and nature, in each case to the extent primarily relating to the Business and except to the extent expressly set forth in Section 2.3;

(l)        Any refund of non-income Taxes to the extent such refund was reflected as a Current Asset in Working Capital on the Final Post-Closing Adjustment Statement; and

(m)      All rights of Seller arising under, pursuant to, or in connection with any assignment of inventions (or other Intellectual Property) or confidentiality or non-compete agreements, entered into by any employee and Seller or any member of the Seller Group, solely to the extent such rights primarily relate to the Business.

2.3              Excluded Assets. Notwithstanding anything herein to the contrary, from and after the Closing, Seller and the other members of the Seller Group shall retain all of their respective rights, titles and interests in and to, and there shall be excluded from the sale, conveyance, assignment and transfer to Purchaser and its designee hereunder, and the Transferred Assets shall not include, (i) any rights, properties or assets (tangible or intangible and wherever located) which are not primarily related to, owned, used or held for use in the conduct of the Business and (ii) the following rights, properties and assets (tangible or intangible and wherever located) (the rights, properties and assets described in clauses (i) and (ii) of this Section 2.3 collectively, the “Excluded Assets”):

(a)       The Actions set forth on Section 2.3(a) of the Seller Disclosure Schedule (the “Excluded Claims”);

(b)       All Intellectual Property of Seller (including the FMC Marks) and the other members of the Seller Group other than the Transferred IP;

(c)       (i) all attorney-client privilege and attorney work-product protection of Seller or associated with the Business as a result of legal counsel representing Seller or the Business in connection with the transactions contemplated by this Agreement or any of the Ancillary Agreements, (ii) all documents subject to the attorney-client privilege or work-product protection described in clause (i) of this paragraph, and (iii) all documents maintained by Seller in connection with the transactions contemplated by this Agreement or any of the Ancillary Agreements;

(d)       Any and all insurance proceeds which any member of the Seller Group or any member of the Alkali Group has a right to receive as of the Closing and that relate to events, circumstances or occurrences prior to the Closing (in each case, to the extent relating to any Excluded Liability (for the avoidance of doubt, such definition construed without regard to this Section 2.3(d))) and all insurance policies and rights thereunder of the members of the Seller Group;

(e)       Any refunds or credits of or against Taxes for which Seller is responsible pursuant to Section 7.1(iii) (other than any such refund that is described in Section 2.2(l));

(f)        All security deposits, earnest deposits, bid, performance, lease, utility and other deposits (including the deposit described on Section 2.3(f) of the Seller Disclosure Schedule), and all other forms of deposit or security placed by the Seller Group for the performance of an Alkali Contract;

(g)       All (i) cash and cash equivalents on hand wherever located, including bank balances and bank accounts, monies in possession of any banks, savings and loans or trust companies and similar cash items on hand and (ii) investment securities and other short- and medium-term investments, in each case held by or in the name of any member of the Seller Group;

(h)       All rights, privileges and claims under any Contract to which any member of the Seller Group is a party that is not an Alkali Contract;

(i)        All causes of action, lawsuits, judgments, claims and demands of any nature that arose or arise or relate to events that occurred prior to the date hereof or that occur prior to or at the Closing if the same arose or arise, as the case may be, primarily out of or that primarily relate to any of the Excluded Assets or Excluded Liabilities, whether arising by way of counterclaim or otherwise;

(j)        All furniture, fixtures, furnishings, equipment and other tangible personal property owned or leased by Seller or any member of the Seller Group that are located at the Philadelphia, Pennsylvania, offices of Seller (except as set forth in the Sublease Agreement);

(k)       All books and records primarily related to the Excluded Claims and all other books and records other than the Transferred Books and Records;

(l)        All assets, properties and rights related to, owned by, used or held for use by Seller or any of its Affiliates to the extent not primarily used in the Business;

(m)      All owned railcars and all rights of any member of the Seller Group (i) under the leveraged leases set forth on Section 2.3(m)(A) of the Seller Disclosure Schedule and (ii) as lessor under all operating or leveraged railcar leases set forth on Section 2.3(m)(B) of the Seller Disclosure Schedule;

(n)        All rights which accrue or will accrue to Seller or any other member of the Seller Group under this Agreement or any of the Ancillary Agreements.

2.4              Assumed Liabilities. On the terms and subject to the satisfaction or waiver of the conditions set forth in, and in accordance with, this Agreement, at the Closing, immediately following the consummation of the Share Sale, Alkali HoldCo, on behalf of Purchaser, shall assume and discharge and perform when due all of the following Liabilities (collectively, the “Assumed Liabilities”):

(a)       All Liabilities relating to, arising out of, or in connection with any act or omission by any Person with respect to, or any Person’s ownership or operation of, the Business or the Transferred Assets, in each case, whether fixed or contingent, matured or unmatured, arising by Law or by Contract or otherwise, relating to facts, conditions, circumstances, events, actions or omissions occurring prior to, on or after the Closing, other than the Excluded Liabilities or Liabilities to the extent relating to the Excluded Assets;

(b)       All Liabilities for Taxes relating to the Transferred Assets or the Assumed Liabilities for which Purchaser is responsible pursuant to Section 7.2(ii) and all Liabilities for Taxes for which Purchaser is responsible pursuant to Section 7.2(iv);

(c)       All Liabilities agreed to be performed on or after the Closing by Purchaser or any member of the Alkali Group pursuant to the terms of this Agreement or any of the Ancillary Agreements;

(d)       All Liabilities under the Business Employee Plans;

(e)       All Liabilities first occurring or arising before, on or after the Closing Date, in connection with the Business as currently or previously conducted by Seller or any of its Affiliates or predecessors, any member of the Alkali Group or any of their Affiliates or predecessors on any real property with respect to: (i) the Release or threatened Release of or exposure to any Hazardous Materials on or emanating from any real property, (ii) the off-site storage, treatment, recycling, transportation, disposal or arrangement for disposal of any Hazardous Materials or (iii) any violation of Environmental Law;

(f)        All Liabilities arising out of, resulting from or otherwise in respect of the Action set forth on Section 2.4(f) of the Seller Disclosure Schedule (the “ANSAC Brazil Matter”);

(g)       All accounts payable, trade accounts payable and trade obligations primarily related to the Business; and

(h)       All other Liabilities of the Business that are not Excluded Liabilities.

The obligations of Purchaser and the members of the Alkali Group under this Section 2.4 shall not be subject to offset or reduction, whether by reason of any actual or alleged breach of any covenant or agreement contained in this Agreement, the Ancillary Agreements or any other agreement or document delivered in connection herewith or therewith or any right to indemnification hereunder or otherwise.

2.5              Excluded Liabilities. Purchaser and its Affiliates shall have no obligations with respect to any of the following Liabilities of any member of the Seller Group, and the applicable member of the Seller Group shall remain responsible for paying, performing and discharging when due all such Liabilities (collectively, the “Excluded Liabilities”):

(a)       All Liabilities of Seller and the other members of the Seller Group to the extent either arising out of or relating to the Excluded Assets;

(b)       All Liabilities for Taxes relating to the Transferred Assets or the Assumed Liabilities for which Seller is responsible pursuant to Section 7.1(iii);

(c)       All Liabilities agreed to be performed by Seller or any member of the Seller Group pursuant to the terms of this Agreement or any of the Ancillary Agreements;

(d)       All Liabilities (other than Liabilities for Taxes) resulting from the manner of conducting the Pre-Closing Restructuring;

(e)       Any Indebtedness (other than any intercompany Indebtedness solely between members of the Alkali Group) of the Seller Group, of the Alkali Group or of the Business;

(f)        All out-of-pocket expenses of any member of the Seller Group arising or incurred prior to the Closing in connection with the negotiation, preparation, investigation and performance of this Agreement, the Ancillary Agreement and the transactions contemplated hereby and thereby, including, without limitation, fees and expenses of counsel, accountants, consultants and advisers;

(g)       Except to the extent set forth on Section 5.7 of the Seller Disclosure Schedule, all intercompany Liabilities or intercompany payables between any member of the Seller Group, on the one hand, and any member of the Alkali Group, on the other hand, of any kind or nature;

(h)       Except as otherwise set forth in this Agreement, all Liabilities under (i) the Seller Benefit Plans and (ii) any other “employee benefit plan” (within the meaning of Section 3(3) of ERISA), other than any Business Employee Plans, with respect to which Seller has any Liability; and

(i)         All Liabilities of Seller under the Revenue Bonds (except for any and all such Liabilities arising out of or relating to a breach of Section 5.16 by Purchaser).

2.6              [Reserved].

2.7              Purchase Price. In consideration for the Transferred Assets and the Shares, at the Closing, Purchaser shall pay to Seller $1,640,000,000 in cash (the “Pre-Adjustment Amount”), to be increased or decreased as a result of the Closing Adjustment and/or Post-Closing Adjustment, if any, pursuant to Section 2.10 through Section 2.13 (the “Purchase Price”).

2.8              Allocation of Purchase Price. Seller and Purchaser agree to (and agree to cause their respective Affiliates to) allocate the Purchase Price, any liabilities assumed and any other amounts treated as consideration for U.S. federal income Tax purposes among the Transferred Assets and the assets deemed acquired by Purchaser as a result of the Section 338(h)(10) Elections for U.S. federal income Tax purposes in accordance with Sections 338 and 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Allocation Principles”) and the following procedures. No later than sixty (60) days after the Closing Date, Purchaser shall deliver to Seller a proposed allocation of the Purchase Price (and other relevant amounts) as of the Closing Date determined in a manner consistent with the Allocation Principles (the “Purchaser’s Allocation”). If Seller disagrees with Purchaser’s Allocation, Seller may, within thirty (30) days after delivery of Purchaser’s Allocation, deliver a notice (the “Seller’s Allocation Notice”) to Purchaser to such effect, specifying those items as to which Seller disagrees and setting forth Seller’s proposed allocation of the Purchase Price (and other relevant amounts). If the Seller’s Allocation Notice is duly delivered, Seller and Purchaser shall, during the twenty (20) days immediately following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Purchase Price (and other relevant amounts), which allocation shall incorporate, reflect and be consistent with the Allocation Principles. If Seller and Purchaser are unable to reach such agreement, they shall promptly thereafter cause the Independent Accounting Firm to resolve any remaining disputes. Any allocation of the Purchase Price (and other relevant amounts) determined pursuant to the decision of the Independent Accounting Firm shall incorporate, reflect and be consistent with the Allocation Principles. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Seller, on the one hand, and Purchaser, on the other hand. The allocation of the Purchase Price (and other relevant amounts), as prepared by Purchaser if no Seller’s Allocation Notice has been given, or as adjusted pursuant to any agreement between Seller and Purchaser or as determined by the Independent Accounting Firm (the “Allocation”) shall be conclusive and binding on all Parties. The Allocation shall be adjusted, as necessary, to reflect any subsequent adjustments to the Purchase Price pursuant to Section 2.13 or Section 7.9. Seller and Purchaser agree (and agree to cause their respective Affiliates) to prepare and file all relevant federal, state, local and foreign Tax Returns (including, without limitation, the Section 338(h)(10) Forms) in accordance with the Allocation. None of Seller or Purchaser shall (and each shall cause its Affiliates not to) take any position inconsistent with the Allocation on any Tax Return or in any Tax Proceeding, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law).

2.9              Closing. The Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m., New York time, on the third (3rd) Business Day (or, at Seller’s option, the last Business Day of the month that includes such third (3rd) Business Day) after all of the conditions set forth in Article VIII (other than those conditions that by their nature can only be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions at that time) are satisfied or waived or at such other place, time or date as may be mutually agreed upon in writing by Seller and Purchaser (the “Closing Date”). At the Closing:

(a)       Seller shall:

(i)                  deliver to Purchaser, with respect to the Shares, stock powers or other instruments of transfer duly executed in blank with any required stock transfer stamps affixed thereto;

(ii)                deliver to Purchaser the certificate required to be delivered pursuant to Section 8.2(c);

(iii)               deliver to Purchaser a duly executed certificate of non-foreign status from Seller, substantially in the form and substance of the sample certification set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B);

(iv)               execute and deliver to Purchaser (A) the Assignment and Assumption Agreement and Bill of Sale for the Transferred Assets and the Assumed Liabilities, by and between the applicable members of the Seller Group, on the one hand, and Purchaser (and any of its applicable designees), on the other hand, substantially in the form attached as Exhibit D hereto (the “Assignment Agreement and Bill of Sale”) and (B) the assignments of Intellectual Property, by and between the applicable member of the Seller Group, on the one hand, and Purchaser (and any of its applicable designees), on the other hand, substantially in the forms attached as Exhibit E hereto, in each case, duly executed by each member of the Seller Group that is party thereto, and such other instruments of transfer as reasonably agreed to by Seller and Purchaser that are deemed necessary and appropriate to transfer the Transferred Assets to Purchaser;

(v)                without prejudice to Purchaser’s obligations under Section 5.11 and subject to Sections 5.5 and 5.14, deliver, or cause to be delivered, and transfer actual possession and control of all Transferred Assets to Purchaser by taking such actions as may be required, reasonably necessary or desirable, or reasonably requested by Purchaser to effect such transfer of possession and control;

(vi)               deliver to Purchaser such duly executed Section 338(h)(10) Forms as are required to be delivered by Seller at Closing pursuant to the last sentence of Section 7.10;

(vii)              deliver to Purchaser resignations from office of each of the directors of each member of the Alkali Group designated by Purchaser (in writing delivered to Seller prior to the Closing) to resign at the Closing;

(viii)            execute and deliver to Purchaser each of the other Ancillary Agreements to which Seller or any other member of the Seller Group is a party; and

(ix)               deliver, or cause to be delivered, to Purchaser all such other documents, certificates and instruments as Purchaser may reasonably request in order to give effect to the transactions contemplated by this Agreement and the Ancillary Agreements or to vest in Purchaser or its designated Affiliate good and valid title to the Shares and the Transferred Assets;

provided, that (1) in no circumstances shall the Closing be delayed by reason of the non-delivery at Closing of any delivery pursuant to the foregoing (v) or (ix) and (2) the Seller shall not be required to deliver at Closing any matter that is subject of Purchaser’s obligations contained in Section 5.11.

(b)      Purchaser shall:

(i)                  pay to Seller (or to an Affiliate of Seller designated by Seller), by wire transfer to an account or accounts designated by Seller in writing prior to the Closing, in immediately available funds, an aggregate amount equal to the Pre-Adjustment Amount, plus the Closing Adjustment (if the Closing Adjustment is a positive amount) or less the absolute value of the Closing Adjustment (if the Closing Adjustment is a negative amount);

(ii)                 deliver to Seller the certificate required to be delivered pursuant to Section 8.3(c);

(iii)                deliver to Seller a counterpart of the Assignment Agreement and Bill of Sale duly executed by Purchaser (and any of its applicable designees), pursuant to which, among other things, Purchaser shall assume the Assumed Liabilities;

(iv)                execute and deliver to Seller each of the other Ancillary Agreements;

(v)                 deliver to Seller such duly executed Section 338(h)(10) Forms as are required to be delivered by Purchaser at Closing pursuant to the last sentence of Section 7.10; and

(vi)                deliver to Seller a copy of a signature page to the Peroxygens Confidentiality Agreement duly executed by Purchaser.

2.10          Closing Adjustment.

(a)       Not less than five (5) Business Days prior to the anticipated Closing Date, Seller shall provide Purchaser with a statement (the “Closing Notice”) substantially in the form of the Example Statement of (x) the estimated Working Capital as of the Closing (the “Estimated Working Capital”) and the estimated Adjustment Amount as of the Closing based on the foregoing (the “Closing Adjustment”), (y) Seller’s calculation of the Estimated Working Capital and Closing Adjustment in reasonable detail and the Purchase Price after giving effect to the Closing Adjustment and (z) the account or accounts to which Purchaser shall transfer funds pursuant to Section 2.9.

(b)       The Closing Notice shall be prepared in accordance with the principles and policies described in Schedule II(A) hereto (the “Transaction Accounting Principles”).

2.11          Post-Closing Statements.

(a)       Within sixty (60) days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Initial Post-Closing Adjustment Statement”) of the Working Capital as of the Closing (the “Initial Closing Working Capital”) and the Adjustment Amount as of the Closing based on the foregoing (the “Initial Closing Adjustment Amount”), setting forth Purchaser’s good faith calculation of the Initial Closing Working Capital and Initial Closing Adjustment Amount in reasonable detail. The Initial Post-Closing Adjustment Statement shall be prepared in accordance with the Transaction Accounting Principles.

(b)       During the forty-five (45)-day period immediately following Seller’s receipt of the Initial Post-Closing Adjustment Statement (the “Review Period”), Seller and its representatives will be permitted to review Purchaser’s books and records and work papers relating to the Initial Post-Closing Adjustment Statement. Purchaser will, and will use its reasonable best efforts to cause its accountants to, cooperate with and assist Seller and its representatives in the conduct of such review, including by providing reasonable access to such books and records and work papers and making available personnel to the extent reasonably required.

(c)       Purchaser agrees that, following the Closing through the date that the Final Post-Closing Adjustment Statement becomes final and binding, it will not take or permit to be taken, any actions with respect to any accounting books, records, policies or procedures on which the Financial Statements or the Initial Post-Closing Adjustment Statement is based, or on which the Final Post-Closing Adjustment Statement is to be based, that are inconsistent with the Transaction Accounting Principles or that would reasonably be expected to materially impede or delay the determination of the amount of the Initial Closing Working Capital, the Initial Closing Adjustment Amount or the preparation of any Notice of Disagreement or the Final Post-Closing Adjustment Statement in the manner and utilizing the methods provided by this Agreement.

2.12          Reconciliation of Post-Closing Statements.

(a)       Seller shall notify Purchaser in writing prior to the expiration of the Review Period if Seller believes the Initial Post-Closing Adjustment Statement contains errors or was not prepared in accordance with Section 2.11(a), which notice shall describe the basis for such belief in reasonable detail (the “Notice of Disagreement”). If no Notice of Disagreement is received by Purchaser prior to the expiration of the Review Period, then the Initial Post-Closing Adjustment Statement shall be deemed to have been accepted by Seller and shall become final and binding upon the Parties in accordance with Section 2.12(c), absent manifest error or fraud.

(b)       During the thirty (30) days immediately following the delivery of a Notice of Disagreement (if any) (the “Resolution Period”), Seller and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement. All such discussions related thereto shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule and evidence of such discussions shall not be admissible or used by any Party in any future proceedings between the Parties, including any proceedings before or with the Independent Accounting Firm.

(c)       If, at the end of the Resolution Period, Seller and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, Seller and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement (along with a copy of the Initial Post-Closing Adjustment Statement marked to indicate those line items that are not in dispute, which line items shall be deemed final and binding on the Parties) to an independent certified public accounting firm in the United States of good national reputation mutually acceptable to Seller and Purchaser (the “Independent Accounting Firm”). Within thirty (30) days after the Independent Accounting Firm’s selection, the Independent Accounting Firm (acting as an expert and not as an arbitrator) shall make a final, written determination, binding on the Parties to this Agreement, of the appropriate amount of each of the line items in the Initial Post-Closing Adjustment Statement which remain in dispute, as indicated in the Notice of Disagreement which Seller and Purchaser have submitted to the Independent Accounting Firm. The Independent Accounting Firm shall calculate, based solely on (x) a single set of written submissions of Purchaser, on the one hand, and Seller, on the other hand, made within fifteen (15) days after the engagement of the Independent Accounting Firm and shared with the other Party, and (y) a single written response submitted to the Independent Accounting Firm within five (5) days after receipt of each such submission (which the Independent Accounting Firm shall share with the other Party), and not by independent investigation, the Initial Closing Adjustment Amount. During the review by the Independent Accounting Firm, Purchaser and Seller and their respective accountants will each make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably required by the Independent Accounting Firm to fulfill its obligations under this Section 2.12(c); provided, however, that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm, except in accordance with such accountants’ normal disclosure procedures and then only after such firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. The Independent Accounting Firm shall be instructed that its calculation (i) must be made in accordance with the Transaction Accounting Principles and the other definitions and applicable provisions of this Agreement, and (ii) with respect to each item in dispute, such determination shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller in the Notice of Disagreement or by Purchaser in the Initial Post-Closing Adjustment Statement with respect to such disputed line item. The statement of the Initial Closing Adjustment Amount as determined either through agreement of the Parties pursuant to Section 2.12(a) or 2.12(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.12(c) shall be final and binding on the Parties and is referred to as the “Final Post-Closing Adjustment Statement,” and the Initial Closing Adjustment Amount set forth therein as the “Final Adjustment Amount.”

(d)      All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne by Seller, on the one hand, and Purchaser, on the other hand, in proportion to the differences between the Initial Closing Adjustment Amount as determined by the Independent Accounting Firm and the Initial Closing Adjustment Amount set forth in the Notice of Disagreement and the Initial Post-Closing Adjustment Statement, respectively.

2.13          Post-Closing Adjustment. The “Post-Closing Adjustment” shall be equal to (a) the Final Adjustment Amount less (b) the Closing Adjustment. If the Post-Closing Adjustment is a positive amount, then Purchaser shall pay in cash to Seller (or one or more Affiliates of Seller designated by Seller) the amount of the Post-Closing Adjustment by wire transfer of immediately available funds to the account or accounts designated by Seller prior to the Closing. If the Post-Closing Adjustment is a negative amount, then Seller (or an Affiliate designated by Seller) shall pay in cash to Purchaser the absolute value of the amount of the Post-Closing Adjustment by wire transfer of immediately available funds to the account or accounts designated by Purchaser prior to the Closing. Any such payment shall be made within five (5) Business Days after the Final Post-Closing Adjustment Statement is delivered. The Purchase Price shall equal the Pre-Adjustment Amount, (x) plus the Final Adjustment Amount, if the Final Adjustment Amount is positive, or (y) less the absolute value of the Final Adjustment Amount, if the Final Adjustment Amount is negative.

2.14          Withholding. Notwithstanding anything in this Agreement to the contrary, Purchaser and the members of the Alkali Group shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as Purchaser or the members of the Alkali Group are required to deduct and withhold with respect to the making of such payment under the Code or any provision of U.S. state or local Tax Law; provided, that Purchaser shall provide Seller with reasonable notice prior to withholding any amounts pursuant to this Section 2.14 and the parties shall cooperate to minimize or eliminate any withholding; provided, further, that so long as Seller delivers the certificate described in Section 2.9(a)(iii), Purchaser does not expect it or any member of the Alkali Group to withhold any amounts in respect of Taxes pursuant to this Section 2.14 under current Law. To the extent that amounts are so withheld and paid over to the appropriate Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

Article III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the disclosure schedule delivered to Purchaser prior to the execution of this Agreement (the “Seller Disclosure Schedule”) (provided that disclosure in any section of the Seller Disclosure Schedule (other than Sections 3.1, 3.2, and 3.3 of the Seller Disclosure Schedule, which matters shall be disclosed only by specific disclosure in the respective section of the Seller Disclosure Schedule) shall apply to any other section to the extent that the relevance of such disclosure to such other section is reasonably apparent), Seller represents and warrants to Purchaser as follows:

3.1              Organization and Qualification; Subsidiaries. Each member of the Seller Group and each member of the Alkali Group is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and each member of the Seller Group and each member of the Alkali Group has all requisite corporate or other organizational power and authority to carry on its businesses (including the Business) as now being conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.2              Capitalization of the Members of the Alkali Group.

(a)        The Shares have been duly authorized and were validly issued to Seller, are free and clear of all Liens, are fully paid and nonassessable and were not offered, sold or issued in violation of any preemptive rights or any applicable Law. All other interests in any member of the Alkali Group have been duly authorized and were validly issued to the member of the Alkali Group holding such interests, are free and clear of all Liens, are fully paid and nonassessable (if applicable) and were not offered, sold or issued in violation of any preemptive rights or any applicable Law. The Shares are owned beneficially and of record by Seller. Except for the Shares or any interest in any member of the Alkali Group held by another member of the Alkali Group, there are no shares of common stock, preferred stock, equity interests or other voting securities of any member of the Alkali Group reserved, issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, phantom equity or similar rights, redemption rights, repurchase rights, convertible, exercisable or exchangeable securities, or other Contracts, agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other ownership interest in any member of the Alkali Group or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person, directly or indirectly (whether with or without the occurrence of any contingency), a right to subscribe for or acquire, any securities or other equity interests of any member of the Alkali Group, and no securities or other equity interests evidencing such rights are authorized, issued or outstanding. No member of the Alkali Group has any outstanding bonds, debentures, notes or other obligations which provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders (or holders of any equity interests or other voting securities) of such member of the Alkali Group on any matter.

(b)       FMC Wyoming Corporation owns the Minority Interests free and clear of all Liens.

3.3              Authority Relative to this Agreement. Each member of the Seller Group has all necessary power and authority, and has taken all action necessary, to authorize, execute, deliver and perform this Agreement and each Ancillary Agreement to which it is party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, in accordance with the terms of this Agreement and the Ancillary Agreements, respectively. This Agreement has been, and each of the Ancillary Agreements when executed will be, duly and validly executed and delivered by the applicable member of the Seller Group, and, assuming the due authorization, execution and delivery by Purchaser of this Agreement and each Ancillary Agreement to which it is party, constitutes (or, in the case of the Ancillary Agreements, will constitute) a valid, legal and binding agreement of the applicable member of the Seller Group, enforceable against such Person in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at Law).

3.4              Consents and Approvals; No Violations. No filing with or notice to, and no license, permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Seller or any member of the Seller Group for the execution, delivery and performance by Seller of this Agreement or any Ancillary Agreement except (a) compliance with any applicable requirements of the HSR Act and any non-U.S. Antitrust Laws listed on Section 4.3 of the Purchaser Disclosure Schedule; (b) compliance with any foreign, state or federal licenses or permits relating to the Business listed on Section 3.4 of the Seller Disclosure Schedule; or (c) any such filings, notices, licenses, permits, authorizations, registrations, consents or approvals, the failure to make or obtain have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement by the applicable member of the Seller Group nor the consummation by the applicable member of the Seller Group of the transactions contemplated by this Agreement or any Ancillary Agreement will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws (or similar Organizational Documents) of Seller, any member of the Seller Group party to any Ancillary Agreement or any member of the Alkali Group, (ii) result in a breach, violation or infringement of, or constitute (with or without notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Material Contract or (iii) violate or infringe any Law applicable to Seller, any member of the Seller Group party to any Ancillary Agreement, any member of the Alkali Group or any of their respective properties or assets, except in the case of each of clauses (ii) and (iii), for violations or infringements, that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.5              Financial Statements; Liabilities.

(a)        Section 3.5 of the Seller Disclosure Schedule sets forth the following financial statements: (i) the audited combined balance sheets of the Alkali Chemicals Division of Seller, as of December 31, 2013 and 2012; (ii) the audited combined statements of operations of the Alkali Chemicals Division of Seller for each of the fiscal years ended December 31, 2013 and 2012; (iii) the audited combined statements of cash flows of the Alkali Chemicals Division of Seller for each of the fiscal years ended December 31, 2013 and 2012; (iv) the unaudited condensed combined balance sheet of the Alkali Chemicals Division of Seller as of September 30, 2014; (v) the unaudited condensed combined statements of operations of the Alkali Chemicals Division of Seller for the nine (9)-month periods ended September 30, 2014 and 2013; and (vi) the unaudited condensed combined statements of cash flows of the Alkali Chemicals Division of Seller for the nine (9)-month periods ended September 30, 2014 and 2013 (the items referred to in clauses (i) through (vi), with any notes thereto, being herein collectively referred to as the “Financial Statements” and the items referred to in clauses (iv) through (vi), with any notes thereto, being herein collectively referred to as the “Interim Financial Statements”). The Financial Statements have been prepared in accordance with GAAP (except as may be noted therein) from the books and records of the Business, and present fairly, in all material respects, the combined financial position and the combined results of operations of the Business as of the respective dates thereof or the periods then ended, except that the Interim Financial Statements may be subject to year-end adjustments and may not contain all footnotes and other presentation items required under GAAP. Notwithstanding Seller’s representations and warranties made in this Section 3.5(a) or Section 3.5(c), Purchaser acknowledges that throughout the periods covered by the Financial Statements, the Business has not operated as a separate stand-alone entity of Seller, instead the Business has been reported within Seller’s consolidated financial statements; stand-alone financial statements have not historically been prepared for the Business; and the Financial Statements have been prepared from Seller’s historical accounting records and are presented on a stand-alone basis; and, as a result, the Financial Statements are not necessarily indicative of what the results of operations, financial position and cash flows of the Business will be in the future.

(b)      There are no liabilities or obligations of the Business of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a combined balance sheet of the Business, other than those that (i) are reflected or reserved against on the Financial Statements, (ii) have been incurred in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements, (iii) will be discharged or paid off prior to or at the Closing, (iv) individually or in the aggregate, have not had and would not reasonably be expected to be material to the Business, taken as a whole, or (v) are Excluded Liabilities.

(c)       Subject to the last sentence of Section 3.5(a), Seller maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) all material information concerning the Business is made known on a timely basis to the individuals responsible for the preparation of the Financial Statements and (ii) transactions have been recorded as necessary to permit the preparation of the Financial Statements in conformity with the Transaction Accounting Principles.

(d)       The Parties understand and agree that no representation or warranty is made by Seller in respect of any estimates or financial projections, plans or budgets of the Business.

3.6              Absence of Certain Changes or Events. Except as contemplated by, or in furtherance of, this Agreement or the Pre-Closing Reorganization, since December 31, 2013 through the date of this Agreement, Seller has conducted the Business in the ordinary course of business. Since December 31, 2013 through the date of this Agreement, neither any member of the Seller Group nor any member of the Alkali Group (in each case, to the extent related to the Business, the Transferred Assets or the Assumed Liabilities) has taken any action that, if taken after the date of this Agreement without Purchaser’s consent, would constitute a breach of the covenants set forth in clauses (iii)(A), (iii)(B), (iii)(C) or (viii) of Section 5.4(b). Since December 31, 2013, there has not occurred any event that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.7              Litigation. As of the date of this Agreement, (a) there is no Action pending, or to the Knowledge of Seller, threatened, against (i) the Transferred Assets or (ii) any member of the Alkali Group, whether with respect to the Business or otherwise, and (b) none of the Transferred Assets nor any member of the Alkali Group is subject to any outstanding Order, writ, or injunction, except, in each of the foregoing clauses (a) and (b), as has not had or would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole.

3.8              Compliance with Laws.

(a)        Seller and the members of the Alkali Group are and, since January 1, 2012, have been, operating the Business in compliance with all Laws and Orders applicable to the Business, except where the failure to be in compliance has not had or would not reasonably be expected to be, individually or in the aggregate, a material to the Business, taken as a whole. Since January 1, 2012, neither any member of the Seller Group nor any member of the Alkali Group has received any written notice of or been charged with the violation of any Laws applicable to the Business, except where such violation has not had or would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. The Parties understand and agree that this Section 3.8 does not apply to (i) matters involving any Benefit Plan or Taxes, as those matters are governed by Sections 3.10 and 3.13 respectively, (ii) matters involving Intellectual Property, as those matters are governed by Section 3.16, or (iii) environmental matters, as those matters are governed by Section 3.14.

(b)       The Business (including all the members of the Alkali Group) currently is and, since January 1, 2012 have been, in compliance with: (i) all applicable sanctions Laws, including the U.S. economic sanctions Laws; (ii) any Laws or regulations regarding the importation of goods, including the U.S. import Laws; (iii) all applicable export control Laws, including the Export Administration Regulations; (iv) U.S. anti-boycott Laws; and (v) all applicable anti-corruption Laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), in each case of clauses (i) through (v), except where the failure to be in compliance has not had or would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. Since January 1, 2012, none of the Seller, nor any of the members of the Alkali Group, nor any of their respective directors, officers, employees, or any person acting for, at the direction, or on behalf of any of them has been or is designated on, or is owned or controlled by any party that has been or is designated on, any list of restricted parties maintained by any U.S. Governmental Entity. Since January 1, 2012, none of the Seller, nor any of the members of the Alkali Group, nor any of their respective directors, officers or employees (except for any of the foregoing natural persons acting solely in their personal capacity), nor, to the Knowledge of Seller, any person acting for, at the direction, or on behalf of any of them: (A) has made, paid or received any unlawful bribes, kickbacks or other similar payments; (B) has made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate; or (C) otherwise has made or paid any improper foreign payment (as defined under the FCPA).

(c)        Since January 1, 2012, the operations of the Seller Group with respect to the Business and the members of the Alkali Group are, and have been, conducted in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related rules or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”).

3.9              Permits. The members of the Alkali Group have, or will have as of the Closing, all Permits which are used in or required for the operation of the Business as presently conducted (the “Business Permits”), and the Business Permits are valid and in full force and effect, in each case, except as has not had or would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. Neither any member of the Seller Group nor any member of the Alkali Group is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any Permit to which such Person is a party, and no such Person has taken any action or omitted to take any action that is reasonably likely to cause it to lose the benefit of or jeopardize the renewal of any Business Permit, in each case, except as has not had or would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. To the Knowledge of Seller, the members of the Seller Group and the members of the Alkali Group have not, since January 1, 2012, received written notice of any Action relating to the revocation, nonrenewal, suspension or modification of any Business Permit. The Parties understand and agree that this Section 3.9 does not apply to any environmental matters, as those matters are governed by Section 3.14.

3.10          Employee Benefit Plans.

(a)       Section 3.10(a) of the Seller Disclosure Schedule identifies each Business Employee Plan and each material Seller Benefit Plan, in each case as of the date of this Agreement. The Business Employee Plans listed in Section 3.10(a) of the Seller Disclosure Schedule are the only Business Employee Plans. Seller has made available to Purchaser copies of the Business Employee Plans.

(b)      Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) no Liability under Title IV of ERISA has been incurred by any member of the Alkali Group or any ERISA Affiliate of any member of the Alkali Group that has not been satisfied in full (other than with respect to amounts not yet due), and no condition exists that presents a risk to the members of the Alkali Group of incurring a Liability thereunder (other than a Liability to make minimum funding contributions and premium payments to the Pension Benefit Guaranty Corporation); (ii) no employee benefit plan of the members of the Alkali Group is a Multiemployer Plan or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; and (iii) there are no pending, threatened or, to the Knowledge of Seller, anticipated claims (other than claims for benefits in accordance with the terms of the Business Employee Plans) by, on behalf of or against any of the Business Employee Plans that would reasonably be expected to result in any Liability of the members of the Alkali Group; and (iv) the Business Employee Plans comply in all material respects with applicable Law.

(c)       Except as provided in this Agreement, none of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment) will (i) entitle any Business Employee to any compensation or benefit; (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other obligation to or in respect of a Business Employee under any Business Employee Plan or Seller Benefit Plan; or (iii) result in any payment or benefit that would not be deductible pursuant to Section 280G of the Code or that would be subject to an excise tax under Section 4999 of the Code.

(d)      The Parties understand and agree that no representation or warranty is made in respect of employee benefit matters in any Section of this Agreement other than this Section 3.10.

3.11          Employees; Labor Matters.

(a)       Seller has made available to Purchaser a list of all Business Employees, which is complete and accurate in all material respects as of the date of this Agreement. The Business Employees represent all employees of the Alkali Group and the Seller Group who are primarily engaged in the Business as of the date of this Agreement. To the Knowledge of the Seller, as of the date of this Agreement, no individual set forth on Section 3.11(a) of the Seller Disclosure Schedule has any present intention to terminate his/her employment with the Business.

(b)       Section 3.11(b) of the Seller Disclosure Schedule identifies each collective bargaining agreement or similar Contract with any labor organization to which the Business is a party to or otherwise bound (collectively, the “Union Agreements”). Except for such matters that have not been or would not reasonably be expected be, individually or in the aggregate, material to the Business, taken as a whole: since January 1, 2012 (A)  there have been no strikes or lockouts in effect or, to the Knowledge of Seller, threatened, with respect to any Business Employees, (B) to the Knowledge of Seller, there has been no union organizing or decertification activity threatened involving the Business Employees, (C) there has been no unfair labor practice, labor dispute (other than routine individual non-material grievances) or labor arbitration proceeding pending or, to the Knowledge of Seller, threatened, with respect to Business Employees, and (D) there has been no slowdown, work stoppage or other material labor disputes in effect or, to the Knowledge of Seller, threatened with respect to the Business Employees, and (ii) with respect to the Business Employees, Seller and its Subsidiaries are, and since January 1, 2012 have remained, in compliance in all material respects with all applicable Laws respecting employment and employment practices, including (A) terms and conditions of employment and wages and hours, (B) unfair labor practices, and (C) collective bargaining. Since January 1, 2013, no member of the Alkali Group has implemented any employee layoff that was not in compliance with the Worker Adjustment and Retraining Notification Act of 1998, as amended, or any similar applicable state, local or foreign Law (collectively, “WARN”). With respect to the transactions contemplated by this Agreement, any notice to Business Employees or their bargaining representatives required by Law or collective bargaining agreement has been or prior to the Closing Date will be given, and all bargaining, consent or similar obligations with any such employee representative have been or prior to the Closing Date will be satisfied.

(c)       Section 3.11(c) of the Seller Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of all Business Employees, including their respective titles, current base salary or wage rate, current target bonus, start date, date of birth, work location, and whether or not any such employee is on leave of absence.

3.12          Property.

(a)       Except for such matters that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Seller and the members of the Alkali Group have all necessary surface rights, water rights and rights in water, rights of way, licenses, easements, ingress, egress and access rights, and all other presently required rights and interests granting Seller and the members of the Alkali Group the rights and ability to mine, extract, remove or process the minerals produced at the mines of the Business as of the date hereof. Except for such matters that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Mineral Right to which Seller or any member of the Alkali Group is a party is in full force and effect in accordance with applicable Law and is validly held in accordance with applicable Law, (ii) none of Seller or any member of the Alkali Group nor, to the Knowledge of Seller, any other party to any such Mineral Right has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Mineral Right, and (iii) within the twelve (12)-month period immediately prior to the date hereof, none of Seller or any member of the Alkali Group has received written notice from the other party to any such Mineral Right that Seller or any member of the Alkali Group, as the case may be, has breached, violated or defaulted under any Mineral Right.

(b)       Section 3.12(b) of the Seller Disclosure Schedule sets forth the address of each Owned Real Property and Leased Real Property (collectively, the “Real Property”). With respect to each Owned Real Property, except for such matters that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) Seller and the members of the Alkali Group have good and valid title to, or have valid rights to lease or otherwise use, the Owned Real Property, in each case free and clear of all Liens except for Permitted Liens and (ii) neither Seller nor any member of the Seller Group is a party to any agreement or option to purchase any interest therein. Section 3.12(b) of the Seller Disclosure Schedule further contains a true and complete list of all leases (including all amendments extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property. With respect to the Leased Real Property, except for such matters that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (A) neither any member of the Seller Group nor, to the Knowledge of Seller, any other party to the lease is in breach or default under such lease, and no event has occurred or, to the Knowledge of Seller, circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease and (B) no member of the Seller Group has collaterally assigned or granted any other security interest in such lease or any interest therein.

(c)       The Parties understand and agree that no representation or warranty is made by Seller in this Agreement in respect of real property matters (excluding, for the avoidance of doubt, the Mineral Rights), other than the representations and warranties set forth in this Section 3.12 and in Sections 3.8 and 3.9.

3.13          Taxes.

(a)       Except for such matters that have not been or would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole: (i) all Tax Returns required to be filed by or with respect to any member of the Alkali Group or with respect to the Transferred Assets have been timely filed (taking into account valid extensions) and all such Tax Returns are correct and complete in all respects; (ii) all Taxes required to be paid by any member of the Alkali Group or with respect to the Transferred Assets (whether or not shown to be due on any Tax Returns) have been paid or will be timely paid by the due date thereof; (iii) there is no pending Action by any Tax Authority with respect to any Taxes of the members of the Alkali Group or with respect to the Transferred Assets; (iv) each member of the Alkali Group has complied with all applicable Laws relating to the withholding of Taxes; (v) within the past two (2) years no member of the Alkali Group has been a “distributing corporation” or a “controlled corporation” in a distribution that was intended to qualify, in whole or in part, under Sections 355(a) of the Code; (vi) in the last three (3) years, no written claim has been made by a Tax Authority in a jurisdiction where any member of the Alkali Group does not file income or franchise Tax Returns that such member is or may be subject to income or franchise taxation by that jurisdiction; (vii) no member of the Alkali Group has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4; (viii) no member of the Alkali Group is a party to or bound by any Tax allocation or sharing agreement except for (x) any such agreement solely among or between two or more members of the Alkali Group (that has been disclosed on Section 3.13(a) of the Seller Disclosure Schedule) and (y) customary tax provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Taxes (including, without limitation, gross up or other tax sharing or allocation provisions contained in any credit agreement, lease or other commercial agreement); and (ix) no member of the Alkali Group has been a member of an Affiliated Group filing a U.S. consolidated federal income Tax Return other than a group the common parent of which is Seller.

(b)       There are no liens for material Taxes on any of the Transferred Assets except for Permitted Liens.

(c)       At the Closing, each of Alkali HoldCo, FMC Wyoming Corporation and FMC Specialty Alkali Corporation will be a member of the “affiliated group,” within the meaning of Section 1504(a)(1) of the Code, of which Seller is the common parent.

(d)      The Parties understand and agree that no representation or warranty is made by Seller in this Agreement in respect of Tax matters, other than the representations and warranties set forth in this Section 3.13 and in Section 3.10.

3.14          Environmental Matters.

(a)       Except for such matters that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and except as set forth in the findings identified in Tables 3-1 and 3-2 in the Summary, the violations identified in Section 2.6 in Appendix A, the violations identified in Table 2-1 in Appendices A and B and the findings identified in Section 4 in Appendices A and B of the URS Report:

(i)                 the facilities and operations on the Real Property and the operation of the Business are, and since January 1, 2012 have been, in compliance with applicable Environmental Laws relating to the Business;

(ii)                the operation of the Business by Seller and the members of the Alkali Group is, and since January 1, 2012 has been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with any material Permits required under all applicable Environmental Laws and necessary to operate the Business (the “Environmental Permits”);

(iii)               neither Seller nor the members of the Alkali Group are subject to any pending, or to the Knowledge of Seller, threatened, claim, Action or Order, or have received any written notice, alleging that the Business is in violation of any Environmental Law or any Environmental Permit or that any member of the Seller Group or any member of the Alkali Group (in each case, with respect to the Business or the Transferred Assets) has any Liability under any Environmental Law;

(iv)              there are no pending or, to the Knowledge of Seller, threatened investigations of the Business or the Transferred Assets, or any currently or previously owned or leased real property of the members of the Alkali Group used in connection with the operation of the Business under Environmental Laws, which would reasonably be expected to result in any violation of, or Seller, any member of the Alkali Group, the Business or Purchaser incurring any Liability pursuant to any Environmental Law; and

(v)                with respect to the Business and the Transferred Assets, neither any member of the Seller Group nor any member of the Alkali Group (nor any other Person to the extent giving rise to Liability relating to or in connection with the Business or the Transferred Assets) has (i) to the Knowledge of Seller, disposed of, arranged for or permitted the disposal of, released, or exposed any Person to, any Hazardous Material, or (ii) owned or operated any property or facility contaminated by any Hazardous Material, in each case so as to give rise to Liability pursuant to any Environmental Laws.

(b)      The Parties understand and agree that no representation or warranty is made by Seller in this Agreement in respect of environmental matters, other than the representations and warranties set forth in this Section 3.14 and in Sections 3.4 and 3.5.

3.15          Material Contracts.

(a)       Section 3.15 of the Seller Disclosure Schedule includes, as of the date of this Agreement, all of the following Contracts (other than purchase orders, invoices, mineral leases and any Contract that is an Excluded Asset or Shared Contract) to which any member of the Seller Group or any member of the Alkali Group is a party or is bound with respect to the Business (together with the Union Agreements, the “Material Contracts”):

(i)                any Contract that involves non-cancelable commitments to make capital expenditures or which provide for payments for goods or services by the members of the Alkali Group to any Person in excess of $5,000,000 in fiscal year 2014;

(ii)                any Contract that involved annual consideration to the Business for products or services provided by the Business in excess of $5,000,000 in fiscal year 2014;

(iii)               any joint venture or partnership agreements with any unaffiliated third party involving a sharing of profits or losses with such unaffiliated third party;

(iv)               any employment or consulting agreements with any natural person involving an annual base compensation in excess of $175,000;

(v)                any Contract pursuant to which the members of the Alkali Group are a lessee of any personal property or real property, for which the aggregate annual base rent or lease payments exceed $5,000,000, respectively;

(vi)               any Contract providing for or securing Indebtedness in an amount in excess of $10,000,000 outstanding (other than (A) intracompany Indebtedness (as between the members of the Alkali Group) and (B) trade accounts payable and other accrued Current Liabilities);

(vii)              any Contract with respect to any future disposition or granting a right of first refusal or first negotiation with respect to the sale of any equity interests (or rights thereto) of any member of the Alkali Group;

(viii)             any Contract that is an operating or leveraged lease for railcars;

(ix)                other than Contracts in the ordinary course of business, Contracts for the acquisition, sale, assignment, transfer or other acquisition or disposition of any material assets of the members of the Alkali Group or the Business (in a single transaction or a series of related transactions, whether by merger, sale of stock, sale of assets or otherwise) and (A) under which the members of the Alkali Group have any continuing liability or (B) which were for a purchase price in excess of $15,000,000, and were entered into by any member of the Seller Group (with respect to the Business) or any member of the Alkali Group after December 31, 2012;

(x)                any Contract containing a provision that materially restricts the Business from competing in a particular geographic area or scope of business (other than exclusive distribution agreements entered into in the ordinary course of business);

(xi)               any Contract with a customer of the Business granting such customer exclusive relations;

(xii)              any material Contract for the supply of products or services to a Governmental Entity; and

(xiii)             any settlement, conciliation, or litigation “standstill” Contract pursuant to which, after the date of this Agreement, the Business will be required to satisfy any obligation.

(b)      Each Material Contract is, or will be as of the Closing Date, a legal, valid and binding obligation of a member of the Seller Group or the Alkali Group, and, to the Knowledge of Seller, on each counterparty thereto, and is in full force and effect, except for such failures to be valid, binding or in full force and effect that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither any member of the Seller Group nor any member of the Alkali Group, on the one hand, nor, to the Knowledge of Seller, any other party to a Material Contract, on the other hand, is in breach or default under any Material Contract to which it is a party, except for such breaches and defaults that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no material disputes pending or, to the Knowledge of Seller, threatened in writing, and, to the Knowledge of Seller no written notice of any intention to terminate or materially modify any Material Contract has been received by Seller since December 31, 2013.

3.16          Intellectual Property.

(a)       Section 3.16 of the Seller Disclosure Schedule sets forth a list as of the date hereof of all issued patents and pending patent applications, all registrations and pending applications for registration of trademarks and service marks and all registrations of Internet domain names that are or will be part of the Business IP as of the Closing Date. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) the issued patents listed in Section 3.16 of the Seller Disclosure Schedule are in effect, and there is no pending or, to the Knowledge of Seller, threatened Action to invalidate or find unenforceable any such issued patent, (ii) the registered trademarks and service marks listed in Section 3.16 of the Seller Disclosure Schedule are in effect, and there is no pending or, to the Knowledge of Seller, threatened, opposition or cancellation or other proceeding or Action against such registered trademarks or service marks or applications for such trademarks or service marks, (iii) since January 1, 2013, to the Knowledge of the Seller, the conduct of the Business has not infringed, misappropriated or violated the Intellectual Property of any Person, (iv) there are no pending or, to the Knowledge of Seller, threatened Actions with respect to the Intellectual Property primarily relating to the Business and, (v) to the Knowledge of Seller, no third party is currently infringing, misappropriating or violating the Business IP. Notwithstanding the foregoing, no representation is made herein with respect to the patents that are identified as expired on Section 2.2(b)(i) or 3.16 of the Seller Disclosure Schedule.

(b)      The Parties understand and agree that no representation or warranty is made by Seller in this Agreement in respect of Intellectual Property matters, other than the representations and warranties set forth in this Section 3.16 and in Sections 3.7 and 3.15.

3.17          Intercompany Arrangements. Except for (a) the Ancillary Agreements and (b) any arrangements, understandings or Contracts that will be terminated on or prior to the Closing Date, Section 3.17 of the Seller Disclosure Schedule lists all arrangements, understandings and Contracts between or among the members of the Alkali Group and/or Natronx Technologies, LLC, on the one hand, and any member of the Seller Group (for the avoidance of doubt, other than any Benefit Plan), on the other hand.

3.18          Brokers. Except for the Persons set forth in Section 3.18 of the Seller Disclosure Schedule, whose fees with respect to the transactions contemplated by this Agreement will be borne by Seller, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Agreement based upon arrangements made by or on behalf of any member of the Seller Group or any member of the Alkali Group.

3.19          Sufficiency of Assets; Title to Assets.

(a)       At the Closing, Purchaser and the members of the Alkali Group will, (a) taking into account all of the Ancillary Agreements and (b) subject to Sections 5.3, 5.5, 5.8, 5.14 and 5.15, own or have the right to use all of the assets or obtain services (on the terms and subject to the conditions of the Contracts governing the provision of such services) used in, held for use or are necessary to conduct in all material respects the Business as conducted as of the date of this Agreement. The Business’s material tangible assets and IT Systems included in the Transferred Assets or owned by any member of the Alkali Group are (i) maintained in accordance with normal industry practice and (ii) are in good operating condition and repair (subject to normal wear and tear consistent with the age of such assets).

(b)      Seller or the applicable member of the Seller Group owns good and valid title or a valid leasehold interest in all of the Transferred Assets (other than the Real Property) free and clear of all Liens, other than Permitted Liens.

3.20          Insurance. The Seller Group and the Alkali Group maintain insurance coverage with respect to the Business with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice. Such policies currently are in full force and effect, and, except as otherwise set forth in Section 5.9, will continue to be in full force and effect immediately following the Closing. To the Knowledge of Seller, there is no threatened cancellation, non-renewal, disallowance or reduction in coverage or claim with respect to any such policies.

3.21          No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, Purchaser acknowledges that neither Seller nor any other Person on behalf of Seller has made, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to the Business, Seller, the members of the Alkali Group or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser by or on behalf of Seller (including in the Dataroom).

Article IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

Except as set forth in the disclosure schedule delivered to Seller prior to the execution of this Agreement (the “Purchaser Disclosure Schedule”) (provided that disclosure in any section of the Purchaser Disclosure Schedule (other than Sections 4.1, 4.2 and 4.3 of the Purchaser Disclosure Schedule, which matters shall be disclosed only by specific disclosure in the respective section of the Purchaser Disclosure Schedule) shall apply to any other section to the extent that the relevance of such disclosure to such other section is reasonably apparent), Purchaser represents and warrants to Seller as follows:

4.1              Organization and Qualification; Subsidiaries. Purchaser is duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is qualified to do business and is in good standing as a foreign Person in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not and would not reasonably be expected to impair in any material respect the ability of Purchaser to perform its obligations under this Agreement or any Ancillary Agreement or prevent or materially delay the consummation of the Sale.

4.2              Authority Relative to this Agreement. Purchaser has all necessary power and authority, and has taken all action necessary, to authorize, execute, deliver and perform this Agreement and each Ancillary Agreement to which it is party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms of this Agreement and the Ancillary Agreements. This Agreement has been, and each of the Ancillary Agreements to which Purchaser is party when executed will be, duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by Seller or the applicable member of the Seller Group of this Agreement and each Ancillary Agreement to which each such Person is party, constitutes (or, in the case of the Ancillary Agreements, will constitute) a valid, legal and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at Law).

4.3              Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser for the execution, delivery and performance by Purchaser of this Agreement or the consummation by Purchaser of the transactions contemplated by this Agreement or any Ancillary Agreement, except compliance with the applicable requirements of the HSR Act and any non-U.S. Antitrust Laws listed on Section 4.3 of the Purchaser Disclosure Schedule. Assuming compliance with the items described in the preceding sentence, and except as would not impair in any material respect the ability of Seller or Purchaser, as the case may be, to perform their respective obligations under this Agreement or any Ancillary Agreement or prevent or materially delay the consummation of the Sale, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement (if applicable) by Purchaser nor the consummation by Purchaser of the transactions contemplated by this Agreement or any Ancillary Agreement will (i) conflict with or result in any breach, violation or infringement of any provision of the articles of incorporation or bylaws (or similar Organizational Documents) of Purchaser, (ii) result in a breach, violation or infringement of, or constitute (with or without notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any material Contract to which Purchaser is a party or by which it or any of its properties or assets may be bound or (iii) violate or infringe any Law applicable to Purchaser or any of its properties or assets, except, in the case of each of clauses (ii) and (iii), for violations or infringements that would not and would not reasonably be expected to impair in any material respect the ability of Purchaser to perform its obligations under this Agreement or any Ancillary Agreement or prevent or materially delay the consummation of the Sale.

4.4             Financing.

(a)       Purchaser has received and accepted executed and binding commitment letters dated February 3, 2015 (the “Debt Commitment Letters”) from UBS Securities LLC, UBS AG, Stamford Branch, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Royal Bank of Canada and RBC Capital Markets (collectively, the “Lenders”), relating to the commitment of the Lenders to provide, subject to the terms and conditions thereof, the full amount of the debt financing stated therein (the “Debt Financing”).

(b)      Purchaser has delivered to Seller true, complete and correct copies of the executed Debt Commitment Letters, attached hereto as Exhibit F (including, the exhibits and annexes thereto), and any fee letters (the “Fee Letters”) related thereto (with only fee amounts, dates and certain other economic terms, including in respect of the “market flex” and “securities demand” provisions, redacted) (none of which would adversely affect the amount or availability of the Debt Financing).

(c)       Except as set forth in the Debt Commitment Letters, there are no conditions precedent to the obligations of the Lenders to provide the Debt Financing or any contingencies that would permit the Lenders to reduce the total amount of the Debt Financing. Other than the Debt Commitment Letters and the Fee Letters, there are no side letters or other agreements, contracts or arrangements (except for customary engagement letters) relating to the funding or investing, as applicable, of the full amount of the Debt Financing.

(d)      The Debt Financing, when funded in accordance with the Debt Commitment Letters, together with available cash on hand (taking into account any restrictions on use and costs of repatriation), will provide Purchaser with cash proceeds on the Closing Date in an amount sufficient to consummate the transactions contemplated by this Agreement on the terms contemplated hereby, including the payment of the Purchase Price, and to pay related fees and expenses.

(e)       Assuming the satisfaction of the conditions in Sections 8.1 and 8.2, to the Knowledge of Purchaser, there is no fact or occurrence as of the date hereof that would cause the conditions to funding of the Debt Financing not to be satisfied at or before the Closing, and Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Closing to be satisfied by it contained in the Debt Commitment Letters.

(f)        The Debt Commitment Letters are valid, binding and enforceable in accordance with their respective terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity), and are in full force and effect, and no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Purchaser under the terms and conditions of the Debt Commitment Letters. As of the date of this Agreement, no Debt Commitment Letter or Fee Letter has been amended, restated or otherwise modified or waived, and the respective commitments contained in the Debt Commitment Letters have not been withdrawn, modified or rescinded. Purchaser has paid in full any and all commitment fees or other fees or expenses required to be paid pursuant to the terms of the Debt Commitment Letters on or before the date of this Agreement.

(g)       In no event shall the receipt or availability of any funds or financing by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations hereunder.

4.5             Solvency. Assuming the accuracy of Section 3.5(b), immediately after giving effect to the consummation of the transactions contemplated by this Agreement, Purchaser and its Subsidiaries, taken as a whole, will be Solvent. For purposes of this Section 4.5, “Solvent” means, with respect to Purchaser and its Subsidiaries, taken as a whole, that:

(a)       The fair value of the assets of Purchaser and its Subsidiaries, taken as a whole, shall be greater than the total amount of the liabilities, subordinated, contingent or otherwise, of the Purchaser and its Subsidiaries, taken as a whole;

(b)       The present fair saleable value of the property of Purchaser and its Subsidiaries, taken as a whole, is greater than the amount that will be required to pay Purchaser and its Subsidiaries’, taken as a whole, probable liability of debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured;

(c)        Purchaser and its Subsidiaries, taken as a whole, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured; and

(d)      Purchaser and its Subsidiaries, taken as a whole, are not engaged in, and are not about to engage in, business for which they have unreasonably small capital.

4.6            Litigation. As of the date of this Agreement, (a) there is no Action pending, or to the Knowledge of Purchaser, threatened, against Purchaser or any of its Subsidiaries which would reasonably be expected to prevent, hinder or delay any of the transactions contemplated hereby and (b) neither Purchaser nor any Subsidiary thereof is subject to any outstanding Order, writ or injunction that would reasonably be expected to prevent, hinder or delay any of the transactions contemplated hereby.

4.7            Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement for which Seller would be responsible based upon arrangements made by or on behalf of Purchaser.

4.8            Acquisition of Shares for Investment. Purchaser has such knowledge and experience in financial and business matters as is required for evaluating the merits and risks of its purchase of the Shares and is capable of such evaluation. Purchaser confirms that Seller has made available to Purchaser and Purchaser’s agents and representatives the opportunity to ask questions of the officers and management and employees of Seller and of the members of the Alkali Group as well as access to the documents, information and records of Seller and the members of the Alkali Group and to acquire additional information about the business and financial condition of the Business, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of members of the Alkali Group and their properties, assets, business, financial condition, prospects, documents, information and records. Purchaser is acquiring the Shares for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Shares. Purchaser acknowledges that the Shares have not been registered under the Securities Act or any state or foreign securities Laws, and agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.

4.9            Inspections; Limitation of Seller’s Warranties. Except as otherwise expressly set forth in this Agreement, Purchaser acknowledges that the Shares, the Transferred Assets, the Business and the businesses and properties of the members of the Alkali Group are furnished “AS IS, WHERE IS,” AND, SUBJECT TO THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III, WITH ALL FAULTS AND WITHOUT ANY OTHER REPRESENTATION OR WARRANTY OF ANY NATURE WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AND IN PARTICULAR, WITHOUT ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY AS TO ANY OF THE TRANSFERRED ASSETS OR ANY OF THE ASSETS OR PROPERTIES OF THE MEMBERS OF THE ALKALI GROUP.

4.10          No Regulatory Impediment. To the Knowledge of Purchaser, there is no fact relating to Purchaser or any of its Affiliates’ respective businesses, operations, financial condition or legal status, including any officer’s, director’s or current employee’s status, that would reasonably be expected to impair the ability of the Parties to this Agreement to obtain, on a timely basis, any authorization, consent, Order, declaration or approval of, or ability to contract with, any U.S. Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement.

4.11          ERISA. Purchaser is not an “employee benefit plan” as defined in ERISA, whether or not subject to ERISA, or a “plan” as defined in Section 4975 of the Code, and none of Purchaser’s assets constitutes (or is deemed to constitute for purposes of ERISA or Section 4975 of the Code, or any substantially similar federal, state or municipal Law) “plan assets” for purposes of 29 CFR Section 2510.3-101, as amended by Section 3(42) of ERISA, or otherwise for purposes of ERISA or Section 4975 of the Code.

Article V

ADDITIONAL AGREEMENTS

5.1             Access to Books and Records.

(a)       Seller shall (and shall cause the members of the Seller Group to), to the extent permitted by applicable Law, afford to representatives of Purchaser reasonable access to (i) from and after the date of this Agreement to the date that is five (5) years from the Closing Date, the books and records of the members of the Alkali Group and the Seller Group (to the extent related to the Business) and (ii) from and after the date of this Agreement to the Closing Date, with Seller’s prior written consent (not to be unreasonably withheld), the assets, Business Employees, facilities, data and such additional financial and operating data (and other information regarding the Business (or true, accurate and complete copies thereof) as Purchaser or such representatives may reasonably request from time to time) of the members of the Seller Group (to the extent related to the Business) and of the members of the Alkali Group, in each case, during normal business hours, upon reasonable notice and in accordance with reasonable procedures established by Seller; provided, however, that (A) neither any member of the Seller Group nor any member of the Alkali Group shall be required to violate any written confidentiality agreement with a third party to which such member of the Seller Group or such member of the Alkali Group, respectively, may be subject in discharging its obligations pursuant to this Section 5.1(a); (B) Seller shall make available, or cause the members of the Alkali Group to make available, Business Employee personnel files only after the Closing Date (provided that Seller shall not make available medical records, workers-compensation records or the results of any drug testing); and (C) prior to the Closing Date, Purchaser shall not conduct any sampling of soil, sediment, surface water, ground water or building material at, on, under or within any facility on the Real Property.

(b)      Purchaser agrees that any permitted investigation undertaken by Purchaser pursuant to the access granted under Section 5.1(a) shall be conducted in such a manner as not to interfere unreasonably with the operation of the Business by Seller or the members of the Alkali Group, and Purchaser and its representatives shall not communicate with any of the directors, officers or other employees of Seller or the members of the Alkali Group (other than, subject to the restrictions of Section 5.1(a), the Business Employees) without the prior written consent of Seller, which consent shall not be unreasonably withheld. Notwithstanding anything to the contrary in this Agreement, neither Seller nor any member of the Alkali Group shall be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client privilege of such party or contravene any applicable Laws.

(c)       At and after the Closing to the date that is five (5) years from the Closing Date, Purchaser shall, and shall cause its Subsidiaries to, afford Seller and its representatives, during normal business hours, upon reasonable notice, access to the books, records (including employee and personnel records), properties and employees of each member of the Alkali Group, solely to the extent relating to events, occurrences or facts arising at or prior to the Closing, as may be reasonably requested by Seller, including in connection with financial statements, Taxes and U.S. Securities and Exchange Commission reporting obligations; provided, however, that nothing in this Agreement shall limit Seller’s rights of discovery; provided further, however, that (i) neither any member of the Seller Group nor any member of the Alkali Group shall be required to violate any written confidentiality agreement with a third party to which such member of the Seller Group or such member of the Alkali Group, respectively, may be subject in discharging its obligations pursuant to Section 5.1(a) and (ii) Seller agrees that any permitted investigation undertaken by Seller pursuant to the access granted under Section 5.1(a) shall be conducted in such a manner as not to interfere unreasonably with the operation of the Business by Purchaser or the members of the Alkali Group from and after the Closing. Notwithstanding anything to the contrary contained in this Agreement, the Parties acknowledge and agree that Seller may retain copies of any Transferred Books and Records, Alkali Contracts or any other documents or materials transferred to Purchaser as part of the Transferred Assets or the Shares and, for the avoidance of doubt, shall have the right to use such books and records in connection with the Excluded Claims and the preparation of the Initial Post-Closing Adjustment Statement. Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any member of the Purchaser Group shall be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client privilege of such party or contravene any applicable Laws.

(d)      Each Party agrees to hold all the books and records of each member of the Alkali Group or of the Business existing on the Closing Date and not to destroy or dispose of any thereof for a period of ten (10) years from the Closing Date or such longer time as may be required by applicable Law, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to the other Party.

5.2             Confidentiality.

(a)       The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect in accordance with the terms of the Confidentiality Agreement; provided, however, that Purchaser’s confidentiality obligations shall terminate as of the Closing solely in respect of that portion of the Confidential Information (as defined in the Confidentiality Agreement) to the extent relating to the Business. If, for any reason, the Sale is not consummated, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Without limiting the generality of the foregoing, Purchaser acknowledges that the Enterprise Resource Planning System to be transferred to Purchaser and/or its Affiliates pursuant to this Agreement contains confidential information with respect to businesses other than the Business, including the Peroxygens Business previously sold by Seller, and Purchaser hereby agrees that, until the fifth (5th) anniversary of the Closing Date, (x) Purchaser shall (and shall cause its employees and Affiliates, including, after the Closing, the members of the Alkali Group and their respective employees, to) keep such information confidential and to not disclose or use such information for any purpose whatsoever other than as required by applicable Law (in which case, Purchaser shall provide prompt written notice to Seller, which to the extent legally permissible shall be prior to disclosing any such information, and Purchaser shall reasonably cooperate with any attempt by Seller to protect against any such disclosure, including the obtaining of a protective order or confidential treatment) and (y) at the Closing, Purchaser shall enter into a confidentiality agreement with PeroxyChem Holdings, L.P. with respect to the confidential information of the Peroxygens Business, substantially in the form attached hereto as Exhibit D (the “Peroxygens Confidentiality Agreement”).

(b)      For five (5) years after the Closing, Seller shall, and shall cause its Affiliates to, hold, and shall use its commercially reasonable efforts to cause its or their respective representatives to hold, in confidence, and Seller shall not, and shall cause each of its Affiliates not to, use for the benefit of Seller or any of its Affiliates, any and all information, whether written or oral, to the extent relating to the Business, the Transferred Assets or the Assumed Liabilities, except to the extent that such information (i) is generally available to or known by the public through no fault of Seller, any of its Affiliates or their respective representatives; (ii) is lawfully acquired by Seller, any of its Affiliates or their respective representatives from and after the Closing from sources which, to the Knowledge of Seller, are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; (iii) was lawfully acquired by Seller, any of its Affiliates or their respective representatives prior to the Closing from sources (other than Seller or any of its Subsidiaries) which, to the Knowledge of Seller, were not prohibited at the time of such acquisition from disclosing such information by a legal, contractual or fiduciary obligation; (iv) is independently derived by Seller or any of its Affiliates from and after the Closing without reference to or use of information subject to the confidentiality obligations of this Section 5.2(b); or (v) is required to be disclosed by Law or to a Governmental Entity or otherwise in connection with compliance, tax or regulatory activity, and in the case of this subclause (v), Seller shall disclose only that portion of such information which Seller is advised by its counsel is legally required to be disclosed.

(c)       Promptly after the date of this Agreement, Seller will send a letter in a form reasonably acceptable to Purchaser to the other parties to confidentiality agreements with respect to the sale of the Business authorizing Purchaser to recover all information (as defined in such agreements or undertakings) or requesting certification of its destruction to Purchaser in each case in accordance with the terms of such agreements and undertakings; provided that Seller shall not be required to send any letter to any such party that has previously sent Seller a certification (including, e-mails) that such party has returned or destroyed such information.

5.3            Efforts.

(a)       Subject to the terms and conditions herein provided (including Sections 5.5 and 5.14), each of Purchaser and Seller shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as promptly as practicable after the date hereof the transactions contemplated by this Agreement, including (i) preparing as promptly as practicable, all necessary applications, notices, petitions, filings, ruling requests, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any Governmental Entity in order to consummate the transactions contemplated by this Agreement (collectively, the “Governmental Approvals”) and (ii) as promptly as practicable taking all steps as may be necessary to obtain all such Governmental Approvals. In furtherance and not in limitation of the foregoing, each Party hereto agrees to (A) make an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby within seven (7) Business Days of the date of this Agreement and (B) not enter into any agreement with the U.S. Federal Trade Commission (the “FTC”) or the U.S. Department of Justice (the “DOJ”) or any other Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Party. Each Party shall substantially comply as promptly as practicable with any request for additional information or documentary material that may be made pursuant to the HSR Act or any other Antitrust Law and use its reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Antitrust Law as soon as possible.

(b)      Each of Purchaser and Seller shall, in connection with the actions referenced in Section 5.3(a) to obtain all Governmental Approvals for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, (i) cooperate in all respects with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other Party and/or its counsel informed of any communication received by such Party from, or given by such Party to, the FTC, the DOJ or any other U.S. or other Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; (iii) if practicable, consult with each other in advance of any meeting or telephone call with the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other Governmental Entity or other Person, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and telephone calls; and (iv) permit the other Party and/or its counsel to review in advance any submission, filing or communication (and documents submitted therewith) intended to be given by it to the FTC, the DOJ or any other Governmental Entity; provided that materials may be redacted to remove references concerning the valuation of the businesses of Seller. Purchaser and Seller, as each deems advisable and necessary, may reasonably designate any competitively sensitive material to be provided to the other under this Section 5.3(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance in writing from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel.

(c)       In furtherance and not in limitation of the covenants of the Parties contained in Sections 5.3(a) and 5.3(b), each of Purchaser and Seller shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing on or before the Outside Date, including defending through litigation on the merits any claim asserted in any court with respect to the transactions contemplated by this Agreement by the FTC, the DOJ or any other applicable Governmental Entity or any private party; and (ii) avoid or eliminate each and every impediment under any Antitrust Law so as to enable the Closing to occur as soon as possible (and in any event no later than the Outside Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of Purchaser and/or the members of the Alkali Group or any of the Transferred Assets, (y) otherwise taking or committing to take actions that after the Closing would limit Purchaser’s and/or its Subsidiaries’ freedom of action with respect to, or its or their ability to operate and/or retain, one or more of the businesses, product lines or assets of Purchaser and/or the members of the Alkali Group or any of the Transferred Assets, and (z) agreeing to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Purchaser’s or Purchaser’s Subsidiaries’ ability to operate or retain, any of the businesses, product lines or assets of Purchaser and/or the members of the Alkali Group or any of the Transferred Assets; provided, however, that any action contemplated by any of clauses (x), (y) and (z) is conditioned upon the consummation of the transactions contemplated by this Agreement.

(d)      Without limiting any other obligation under this Agreement, during the period from the date of this Agreement until the Closing Date, each of Purchaser and Seller shall not, and shall cause its Subsidiaries and controlled Affiliates to not, take or agree to take any action that would reasonably be expected to prevent or delay the Parties from obtaining any Governmental Approval in connection with the transactions contemplated by this Agreement, or to prevent or materially delay or impede the consummation of the transactions contemplated herein.

(e)       Purchaser agrees to provide such security and assurances as to financial capability, resources and creditworthiness and other information about Purchaser and its Affiliates as may be reasonably requested by any Governmental Entity whose consent or approval is sought in connection with the transactions contemplated hereby, in each case, as soon as reasonably practicable and, in any event, within three (3) Business Days of a request from Seller or any such Governmental Entity. Whether or not the Sale is consummated, Purchaser shall be responsible for all filing fees and payments to any Governmental Entity in order to obtain any consents, approvals or waivers pursuant to this Section 5.3.

(f)        From the Closing Date until the seventy-fifth (75th) day following the Closing Date, Seller shall, at Purchaser’s request, execute any documents, certificates, instruments and consents, and take any other ministerial actions, that are reasonably requested by Purchaser and required by the Wyoming Department of Environmental Quality, Wyoming Office of State Lands and/or the U.S. Bureau of Land Management in order for Purchaser to operate the Business as presently conducted from and after the Closing in compliance with applicable Law and Permits. Purchaser shall indemnify and hold harmless each Seller Indemnified Party against any and all Losses incurred or suffered by any of the Seller Indemnified Parties arising by reason of or resulting from any acts performed pursuant to the immediately preceding sentence. For the avoidance of doubt, nothing in this Section 5.3(f) shall be construed to require Seller to engage in the Business after the Closing Date, violate applicable Law or Permits or engage in any act or activity to the extent such act or activity would interfere with Seller’s business or operations.

5.4            Conduct of Business.

(a)       During the period from the date of this Agreement to the Closing, except (i) pursuant to the Pre-Closing Reorganization, (ii) as expressly permitted by this Agreement (including Section 5.7), (iii) as Purchaser shall otherwise consent in writing in advance (such consent not to be unreasonably withheld, conditioned or delayed), (iv) as required by applicable Law or (v) as set forth on Section 5.4(a) of the Seller Disclosure Schedule, Seller agrees that it will, and will cause each member of the Alkali Group (in each case, in respect of the Business) to, conduct the Business in all material respects in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact the Business’s and its organizations and goodwill, keep available the services of the Business’s senior officers, and preserve the Business’s business relationships with material customers and others having material business relationships with the Business; provided, however, that no action by Seller or the members of the Alkali Group with respect to matters specifically addressed by any provision of Section 5.4(b) shall be deemed a breach of this Section 5.4(a) unless such action would constitute a breach of such provision of Section 5.4(b).

(b)      During the period from the date of this Agreement to the Closing, except (i) pursuant to the Pre-Closing Reorganization, (ii) as expressly permitted or contemplated by this Agreement (including Sections 5.7 and 5.22), (iii) as Purchaser shall otherwise consent in writing in advance (such consent not to be unreasonably withheld, conditioned or delayed), (iv) as required by applicable Law or (v) as set forth on Section 5.4(a) of the Seller Disclosure Schedule, Seller covenants and agrees that it shall not, and it shall cause the members of the Seller Group and the Alkali Group not to, solely with respect to the Business, the Transferred Assets and the Assumed Liabilities, take any of the following actions:

(i)                  (A) amend or propose to amend their respective certificates of incorporation or by-laws or equivalent organizational documents in any manner adverse to Purchaser, (B) split, combine or reclassify any outstanding capital stock or other equity interests in any member of the Alkali Group, (C) declare, set aside or pay any non-cash dividend or non-cash distribution from any member of the Alkali Group to any Person other than another member of the Alkali Group (except as may facilitate the elimination of intercompany accounts or the removal of cash and cash equivalents as contemplated by Section 5.7) or (D) purchase, redeem or otherwise acquire, directly or indirectly, any Shares or any other shares of the capital stock or other equity interests or securities of any member of the Alkali Group;

(ii)                 with respect to any member of the Alkali Group only, issue, sell, pledge, transfer, encumber, assign, convey, surrender, relinquish or otherwise dispose of, or agree to issue, sell, pledge, transfer, encumber, assign, convey, surrender, relinquish or otherwise dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities (including those which are convertible into or exchangeable for such capital stock);

(iii)                (A)             with respect to any member of the Alkali Group only, incur any Indebtedness in excess of $5,000,000, except to the extent that such Indebtedness will be settled or otherwise eliminated prior to the Closing; or

(B)              with respect to any member of the Alkali Group only, make any material acquisition of any assets or businesses or capital expenditures in excess of $10,000,000 other than acquisitions in the ordinary course of business and acquisitions of businesses in accordance with contracts in effect as of the date hereof to which Seller or any member of the Alkali Group is a party or under which any of such Persons are bound, or

(C)              other than in the ordinary course of business and sales or dispositions of businesses in accordance with Contracts in effect as of the date hereof to which any member of the Seller Group or the Alkali Group is a party or as may be required by applicable Law, license, assign, sell, pledge, dispose of, lease, transfer or encumber (1) any Transferred Assets or any other assets or businesses related to the Business (excluding Business IP) in excess of $10,000,000 or (2) any Business IP; or

(D)              create or assume any Lien with respect to the Business (other than Permitted Liens) that is material to the Business taken as a whole;

(iv)              enter into any Contract that would have been a Material Contract if entered into prior to the date hereof, or terminate or amend in any material respect the terms of, or waive any rights or claims of material value under, any such Contract, except for the entrance into any such Contract (other than any Contract described in Sections 3.15(a)(i) (insofar as relates to capital expenditures), (a)(iii), (a)(x), (a)(xi) or (a)(xii)) in the ordinary course of business;

(v)                except as required by applicable Law or existing written agreements or Benefit Plans, (A)  grant or increase the compensation, bonus, fringe or other benefits payable or provided to any of the Business Employees, other than any increases required by the Seller’s calendar year 2015 salary plan previously provided to Purchaser, (B) enter into any employment, consulting, change of control, severance, termination or retention agreement with any Business Employee (except (1) for an agreement with a Business Employee who has been hired to replace a Business Employee with such an agreement, or (2) for employment agreements terminable on no more than sixty (60) days’ notice without penalty), (C) take any action to accelerate the vesting or payment of any compensation, or benefits under any Seller Benefit Plan with respect to any Business Employee, (D) hire any employee with expected annual base compensation in excess of $175,000 or terminate any Business Employee with annual base compensation in excess of $175,000, other than for cause (as determined by Seller in its reasonable discretion and in accordance with applicable Law) or (E) establish, adopt, enter into or amend any Business Employee Plan or any other plan, trust, fund, policy or arrangement for the benefit of any Business Employees or any of their beneficiaries (except (1) as would not result in a material increase in cost to Purchaser or any of its Subsidiaries, (2) in connection with an action that applies uniformly to all similarly situated employees of Seller and its Subsidiaries and that is not exclusive to the Business Employees, or (3) as otherwise permitted pursuant to clauses (A) and (B) of this Section 5.4(b)(v));

(vi)              commence or settle any Action with respect to the Business other than in the ordinary course of business and involving solely money damages not exceeding $10,000,000 in the aggregate;

(vii)             make, revoke, or amend any Tax election relating solely to a member of the Alkali Group or amend any Tax Return of any member of the Alkali Group, enter into any closing agreement with any Tax Authority in respect of Taxes of any member of the Alkali Group, settle any claim or assessment relating to Taxes of any member of the Alkali Group, or with respect to the Transferred Assets, surrender any right of any member of the Alkali Group to claim a refund of Taxes, in each case, if such action would reasonably be expected to result in a material increase in the Tax liability of any member of the Alkali Group or with respect to the Transferred Assets for any Post-Closing Period;

(viii)           make any material change to the methods of financial accounting of the Alkali Group in effect at September 30, 2014, except as required by a change in GAAP or in applicable Law; or

(ix)              agree or commit to take any action described in this Section 5.4(b).

(c)       Notwithstanding the foregoing or anything to the contrary herein, (i) Seller is permitted to (x) dividend all cash and cash equivalents of the members of the Alkali Group to Seller or any of its Affiliates immediately prior to the Closing and (y) to make any equity contributions to Alkali Group in the form of additional paid-in capital and (ii) nothing in this Section 5.4 shall prohibit or otherwise restrict in any way the operation of the business of Seller or any other member of the Seller Group, except solely with respect to the conduct of the Business, the Transferred Assets, the Assumed Liabilities and the members of the Alkali Group and nothing contained herein shall give Purchaser any right to manage, control, direct or be involved in the management of Seller at any time or the management of the members of the Alkali Group, the Transferred Assets, the Assumed Liabilities or the Business prior to the Closing.

5.5             Third Party Consents.

(a)       From the date of this Agreement to the six (6) month anniversary of the Closing Date (such period, the “Transfer Period”), Seller and Purchaser shall each use commercially reasonable efforts to obtain (and shall use commercially reasonable efforts to cooperate with each other in obtaining) any consents or approvals required from third parties (other than Governmental Approvals, which shall be governed by Section 5.3, and Indemnified Guarantees, which shall be governed by Section 5.8) to assign, convey or transfer the Transferred Assets in connection with the consummation of the transactions contemplated by this Agreement (such required consents, the “Third-Party Consents”); provided that Seller will not be obligated to pay any amounts or provide other consideration in connection with obtaining or seeking to obtain any Third-Party Consent, and Seller shall have no liability whatsoever for failure to obtain any Third-Party Consent. Purchaser shall bear all the costs and expenses of obtaining the Third-Party Consents and agree to accept any commercially reasonable modifications or changes to any material contract terms, to the extent necessary to obtain any Third-Party Consent.

(b)      If any Third-Party Consent is not obtained prior to Closing with respect to a Transferred Asset (a “Specified Asset”), (i) Purchaser shall pay the full Purchase Price at the Closing without the transfer, conveyance, assignment or delivery of such Specified Asset; (ii) the Closing shall proceed without the transfer, conveyance, assignment or delivery of such Specified Asset; and (iii) nothing herein shall constitute a transfer, conveyance, assignment or delivery or attempted transfer, conveyance, assignment or delivery of such Specified Asset.

(c)       In the event the Closing proceeds without the transfer, conveyance, assignment or delivery of any Specified Asset then, during the Transfer Period, Seller and Purchaser shall each continue to use commercially reasonable efforts to obtain (and shall use commercially reasonable efforts to cooperate with each other in obtaining) promptly such Third-Party Consent (provided that, for the avoidance of doubt, Seller will not be obligated to pay any amounts or provide other consideration in connection with obtaining or seeking to obtain any Third-Party Consent, Seller shall have no liability whatsoever for failure to obtain any Third-Party Consent and Purchaser shall bear all the costs and expenses of obtaining the Third-Party Consents). Pending the receipt of such Third-Party Consent, (i) the Parties shall (and shall cause their respective Affiliates to) cooperate with each other to maintain good relations with any obligees or other counterparties in connection with such Specified Asset and (ii) effective as of the Closing, (1) Purchaser shall provide servicing to the counterparty to such Specified Asset on the terms required under any Contract related thereto and (2) Purchaser shall bear all Liabilities and obtain all claims, rights and benefits with respect to such Specified Asset that would accrue to Purchaser pursuant to Article II if the requisite Third-Party Consent were obtained prior to the Closing, and the parties shall reasonably cooperate to enter into subleasing, sublicensing, subcontracting or other arrangements in furtherance of the foregoing (1) and (2). Anything to the contrary herein notwithstanding, any Liabilities relating to or arising in connection with such Specified Asset or the pursuit of or failure to obtain any Third-Party Consent shall be Assumed Liabilities for all purposes hereunder from and after the Closing; provided that to the extent (i) any asset that would otherwise constitute a Transferred Asset is deemed a Specified Asset and (ii) an alternate arrangement has not been entered into by the Parties pursuant to the immediately preceding sentence, such asset shall be deemed an Excluded Asset and all Liabilities directly relating thereto shall be deemed Excluded Liabilities for so long as the consent, approval or action relating thereto shall not have been obtained or taken, as applicable, provided further that such Excluded Assets and Excluded Liabilities shall not be considered Excluded Assets and Excluded Liabilities for the purpose of the indemnification obligations under Article X.

(d)      The Parties agree to reasonably cooperate to preserve each other’s rights with respect to third parties in connection with any servicing agreement entered into in connection with this Section 5.5. To the extent that any such Specified Asset cannot be transferred to Purchaser during the Transfer Period, the obligations of the parties pursuant to this Section 5.5 shall continue until the termination of the obligations of any member of the Seller Group (including any post-termination servicing obligations) with respect to such Specified Asset.

(e)       When the requisite Third-Party Consent is obtained, the applicable Specified Asset shall be deemed to have been automatically assigned and transferred to Purchaser on the terms set forth in this Agreement for no additional consideration and without the requirement of any further action of any other Person, as of the Closing, except to the extent the date of such Third-Party Consent is deemed by applicable Law to have occurred on another date, in which case, as of such date.

(f)        From the Closing Date until the one (1)-year anniversary of the Closing Date, Purchaser will use its reasonable best efforts to execute a license agreement (including renegotiating the material terms of the applicable licenses) with each of Microsoft Corporation and SAP America, Inc. that will enable Seller to assign Seller’s licenses with such Person exclusively related to the Business to Alkali HoldCo, it being understood that if Purchaser does not execute such agreements with such Person enabling such transfer without cost to Seller prior to the one (1)-year anniversary of the Closing Date, Seller shall have no obligation or Liability whatsoever to Purchaser with respect to the transfer of any licenses with such Person.

5.6            Public Announcements. No Party to this Agreement nor any Affiliate or representative of such Party shall issue or cause the publication of the initial press release or public announcement or any subsequent press release or public announcement in respect of this Agreement or any Ancillary Agreement or the transactions contemplated by this Agreement or any Ancillary Agreement without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or stock exchange rules, in which case the Party required to publish such press release or public announcement shall use reasonable efforts to provide the other Party a reasonable opportunity to comment on such press release or public announcement in advance of such publication and shall consider such comments in good faith; provided that each Party may make internal announcements to its employees that are consistent with such Party’s prior public disclosures regarding this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby without such consent.

5.7            Intercompany Accounts. On or prior to the Closing Date, all intercompany accounts except for those accounts and Contracts listed on Section 5.7 of the Seller Disclosure Schedule between any member of the Seller Group, on the one hand, and any member of the Alkali Group, on the other hand, shall be settled or otherwise eliminated in such a manner as Seller shall determine in its sole discretion (including by Seller or any of its Affiliates removing from any member of the Alkali Group all cash and cash equivalents or funds from cash pools by means of dividends, distributions, the creation or repayment of intercompany debt, increasing or decreasing of cash pool balances or paid-in capital or otherwise). For the avoidance of doubt, intercompany accounts between and among any member of the Alkali Group shall not be affected by this provision. Without limiting the generality of the foregoing, the Parties acknowledge that at or prior to the Closing, Seller may capitalize intercompany loans between Seller, on the one hand, and any member of the Alkali Group, on the other hand, by means of an increase of the amount of paid-in capital of Seller with respect to such member of the Alkali Group and a cancellation of existing Indebtedness under such intercompany loans as consideration therefor.

5.8            Guarantees; Commitments.

(a)       From and after the Closing, Purchaser shall and shall cause the members of the Alkali Group to, jointly and severally, indemnify and hold harmless each member of the Seller Group and their respective managers, officers, directors, employees, representatives, agents, successors and assigns (collectively, “Seller Guarantors”) against any and all Losses that any Seller Guarantor suffers, incurs or is liable for by reason of or arising out of or in consequence of any Seller Guarantor being an issuer with respect to, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, indemnity, surety bond, letter of credit, bank guarantee, keepwell agreement, consumer financing arrangements, or other similar commitment, understanding, agreement or obligation arising from the Assumed Liabilities, the Business or any member of the Alkali Group and listed on Section 5.8(a) of the Seller Disclosure Schedule (which list may be supplemented by Seller after the date hereof and at least two (2) Business Days prior to the Closing Date to include any such guarantee, indemnity, surety bond, letter of credit, bank guarantee, keepwell agreement, consumer financing arrangements, or other similar commitment, understanding, agreement or obligation primarily relating to the Assumed Liabilities, the Business or any member of the Alkali Group after the date hereof in the ordinary course of business or in furtherance of the consummation of the transactions contemplated hereby) (collectively, the “Indemnified Guarantees”); (ii) any claim or demand for payment made on any Seller Guarantor with respect to any of the Indemnified Guarantees; or (iii) any Action, claim or proceeding by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Indemnified Guarantees.

(b)      Prior to the Closing, Purchaser shall use reasonable best efforts (including renegotiating the material terms of the Indemnified Guarantees) to cause itself or the members of the Alkali Group to be substituted in all respects for each applicable member of the Seller Group, and for each such member of the Seller Group to be released, effective as of the Closing or (if such substitution and release cannot be effected as of the Closing) as soon as possible after the Closing, in respect of all obligations of each such member of the Seller Group under each of the Indemnified Guarantees. For any Indemnified Guarantees for which Purchaser or the members of the Alkali Group, as applicable, is not substituted in all respects for each applicable member of the Seller Group (or for which each such member of the Seller Group is not released) effective as of the Closing, Purchaser shall continue to use reasonable best efforts and shall cause the members of the Alkali Group to use reasonable best efforts to effect such substitution and release as promptly as practicable after the Closing, and Seller shall continue to reasonably cooperate in Purchaser’s efforts. Purchaser further agrees that, to the extent the beneficiary or counterparty under any Indemnified Guarantee does not accept any such substitute arrangement proffered by Purchaser or an Affiliate of Purchaser or to the extent each member of the Seller Group is not fully and irrevocably released and discharged, Purchaser shall reimburse each member of the Seller Group for, any and all amounts paid, including costs or expenses in connection with such Indemnified Guarantee, including expenses in maintaining such Indemnified Guarantee, whether or not any such Indemnified Guarantee is drawn upon or required to be performed, and shall in any event promptly reimburse each member of the Seller Group to the extent any Indemnified Guarantee is called upon and any member of the Seller Group makes any payment or is obligated to reimburse the Party issuing such Indemnified Guarantee.

(c)       Without limiting the generality of Section 5.8(b), at or prior to the Closing, Purchaser shall either (i) (A) assume and agree to be bound by, fulfill, perform and discharge all of Seller’s reimbursement obligations and other liabilities, duties and covenants under any letter of credit reimbursement agreement or other arrangement with any issuing bank party thereto, which reimbursement agreement or arrangement was entered into by Seller and such issuing bank in connection with the issuance of a letter of credit in favor of the State of Wyoming Department of Environmental Quality, Land Quality Division (the “Wyoming DEQ”), as beneficiary, in order to cause the Wyoming DEQ to accept such letter of credit as substitute credit support in exchange for the Wyoming DEQ’s release of certain guaranties by Seller of FMC Wyoming Corporation’s self-bonding obligations in favor of the Wyoming DEQ, including with respect to Permit No. 335-TFN 6 6/067, Permit No. 454-TFN 6 1/068 and Permit No. 554-TFN 6 2/068 (the “Self-Bonding Obligation Guaranties”), and (B) cause such issuing bank to release and forever discharge Seller as well as its stockholders, directors, officers, employees, agents and representatives from all Liabilities whatsoever arising out of, or in any way connected to performance under, such reimbursement agreement or arrangement, or (ii) in the event that the Self-Bonding Obligation Guaranties have not been previously released as contemplated by clause (i) of this Section 5.8(c), Purchaser shall use reasonable best efforts to cause the Wyoming DEQ, as beneficiary of the Self-Bonding Obligation Guaranties, to accept, effective as of the Closing, a substitute guarantee or such other form of assurance or collateral as may be reasonably requested by the Wyoming DEQ and to deliver to Seller at Closing releases of the Self-Bonding Obligation Guaranties in form and substance reasonably satisfactory to Seller. Seller shall reasonably cooperate with Purchaser in connection with the release of such Self-Bonding Obligation Guaranties.

(d)      To the extent, if any, that any member of the Seller Group directly or indirectly retains, remains liable for, or has any credit exposure with respect to, any material obligation of any member of the Alkali Group, Purchaser shall, (i) upon Seller’s request, promptly and as soon as available furnish to Seller such annual, quarterly and monthly financial statements of Purchaser and members of the Alkali Group, including consolidated balance sheets, statements of income, cash flows and stockholders’ equity, for the applicable period, all in reasonable detail, and any other financial information or assurances as Seller may from time to time reasonably request, (ii) permit Seller to participate in any discussions or negotiations regarding any material term of any contract or agreement related to any Indemnified Guarantee for so long as any member of the Seller Group retains or remains directly or indirectly liable for, or has any credit exposure with respect to, such Indemnified Guarantee and (iii) during the period beginning ninety (90) days after the Closing Date and ending on the date on which Seller no longer directly or indirectly retains, remains liable for or has any credit exposure with respect to any Indemnified Guarantee, pay Seller, on a monthly basis (promptly following the end of each month), the Interest Rate on the aggregate outstanding amount of the Indemnified Guarantees that Seller directly or indirectly retains, remains liable for or has any credit exposure with respect to.

5.9            Insurance. From and after the Closing Date, the members of the Alkali Group shall cease to be insured by the insurance policies held by Seller or any member of the Seller Group, or by any of their self-insured programs, and neither Purchaser nor its Affiliates (including, after the Closing, the members of the Alkali Group) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover any assets of the members of the Alkali Group or any Liability arising from the operation of the Business (except to the extent the applicable access, right, title or interest is included in the Purchased Assets, and, in such event, Purchaser agrees to be responsible for preparing and filing claims and taking such other actions reasonably required in connection with receiving such access, right, title or interest included in the Purchased Assets). Without limiting the foregoing, Seller and its Affiliates may, to be effective as of the Closing, amend any insurance policies in the manner it deems appropriate to give effect to this Section 5.9. From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for its operation of the Alkali Group and the Business. Purchaser further covenants and agrees not to seek to assert or to exercise any rights or claims of any member of the Alkali Group or the Business under or in respect of any past or current insurance policy of Seller under which any member of the Alkali Group or Affiliate thereof or the Business is an additional insured.

5.10          Litigation Support. In the event and for so long as Seller or Purchaser, as applicable, is prosecuting, contesting or defending any legal proceeding, Action, investigation, charge, claim, or demand by a third party in connection with (a) any transactions contemplated under this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Transferred Assets, the Excluded Assets, the Assumed Liabilities, the Excluded Liabilities, the Business or the members of the Alkali Group, the other Party shall, and shall cause its Subsidiaries and Affiliates (including with respect to the Purchaser after the Closing, the members of the Alkali Group) and its and their respective directors, officers and employees to, cooperate with such first Party and its counsel in such prosecution, contest or defenses, including making available its personnel, and providing such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense. Notwithstanding anything to the contrary in this Agreement, Purchaser hereby agrees, following the Closing, to (to the extent applicable) move for substitution or take similar actions under applicable Law for Purchaser or one of its Affiliates to be substituted for Seller in any and all Actions exclusively related to the Business (other than the Excluded Claims), and for Seller to be released from any and all such Actions effective as of the Closing in a manner consistent with Sections 2.4 and 2.5. Without limiting the generality of the foregoing, Purchaser hereby agrees to take any and all actions required under applicable Law for Purchaser or one of its Affiliates to substitute for Seller (to the extent applicable) in the ANSAC Brazil Matter as of the Closing and cause Seller to be released from any and all Liabilities related to the ANSAC Brazil Matter as of the Closing. In the event of any conflict between this Section 5.10 and Article X, then Article X shall govern.

5.11          Recordation of Transfer of Certain Transferred Assets. Purchaser acknowledges and agrees that Purchaser shall be responsible, at its sole cost and expense, for all applicable recordations and perfection of the assignment of the Transferred Assets, including the Transferred Patents, the Transferred Trademarks and the Transferred Vehicles from the title owner of each such Transferred Asset to Alkali HoldCo or its Affiliates, and to use reasonable best efforts to complete any requisite recordation or perfection of the assignment of the Transferred Assets within six (6) months following the Closing.

5.12          Non-Solicitation; Non-Competition.

(a)       For a period of one (1) year from the Closing Date, Seller shall cause the Restricted Parties not to solicit for employment (whether as an employee, consultant or otherwise) any officer, or other member of management, who was an employee (with an annual salary exceeding $175,000) of any member of the Alkali Group immediately prior to the Closing; provided that the Restricted Parties shall not be precluded from soliciting or hiring any such employee who (i) has been terminated by Purchaser or its Affiliates (including, after the Closing, the members of the Alkali Group) prior to the solicitation not otherwise permitted hereunder or (ii) responds to a general or public solicitation (including by a bona fide search firm) not targeted at employees of Purchaser or any of its Affiliates, including, after the Closing, the members of the Alkali Group. Notwithstanding the foregoing, the Restricted Parties shall not be restricted from engaging in general or public solicitations or advertising not targeted at any such employee of any member of the Purchaser Group.

(b)      For a period of one (1) year from the Closing Date, Purchaser shall not (and shall cause its Affiliates, including, after the Closing, the members of the Alkali Group, not to) solicit for employment (whether as an employee, consultant or otherwise) any officer, or other member of management, who was an employee (with an annual salary exceeding $175,000) of any member of the Seller Group immediately prior to the Closing; provided that Purchaser and its Affiliates shall not be precluded from soliciting or hiring any such employee who (i) has been terminated by any member of the Seller Group prior to the solicitation not otherwise permitted hereunder or (ii) responds to a general or public solicitation (including by a bona fide search firm) not targeted at employees of Seller or any of its Affiliates. Notwithstanding the foregoing, neither Purchaser nor any of its Affiliates shall be restricted from engaging in general or public solicitations or advertising not targeted at any such employee of any member of the Seller Group.

(c)       For a period of three (3) years from the Closing Date, Seller shall cause the Restricted Parties not to engage in a Restricted Business anywhere in the world. Notwithstanding the foregoing, none of the following shall be a breach of this Section 5.12: (i) the purchase or ownership by a Restricted Party of a Person or business that derives less than the greater of (A) ten percent (10%) of its total annual revenues and (B) $15,000,000 in annual revenues from the Restricted Business, measured for the fiscal year ended immediately prior to the date of such purchase, (ii) the purchase or ownership by a Restricted Party of a Person or business that derives an amount equal to or greater than the greater of (x) ten percent (10%) or more of its total annual revenues and (y) $15,000,000 in annual revenues from the Restricted Business measured for the fiscal year ended immediately prior to the date of such purchase, as long as that Restricted Party shall commit to, and shall, divest to an unaffiliated third party all of the Restricted Business operated by such acquired or owned Person or business or reduce the Restricted Business operated by such acquired or owned Person or business in size to constitute less than $15,000,000 in annual revenues as soon as reasonably practicable, in each case and in any event not later than six (6) months following the acquisition of such ownership or interest (provided, however, that such six (6)-month period shall be extended to the date on which all approvals from a Governmental Entity relating to any Antitrust Law required to complete the divestiture are received (but no later than the first (1st) anniversary following the acquisition of such Person or business) if such approvals are not received by the six (6)-month anniversary following the acquisition of such Person or business), (iii) the direct or indirect ownership for passive investment purposes by Restricted Parties of publicly traded interests in or securities of any Person engaged in the Restricted Business to the extent that such investment does not, directly or indirectly, confer on the Restricted Parties more than four and nine-tenths percent (4.9%) of the total voting power of such Person and (iv) the investment in any fund in which no Restricted Party have any discretion with respect to the investment strategy or selection of such fund.

5.13          Directors and Officers.

(a)       Purchaser agrees that all rights to indemnification under the Alkali Group’s officers’ and directors’ liability insurance for acts or omissions occurring prior to the Closing now existing in favor of the current or former directors, managers or officers of any member of the Alkali Group, who is also a Transferred Employee (collectively, the “Covered Persons”) as provided in the Organizational Documents of the applicable member of the Alkali Group, indemnity or indemnification agreements or as provided pursuant to a resolution of the board of directors (or similar governing body) of such member of the Alkali Group and Seller Group (as applicable) shall survive the transactions contemplated by this Agreement and the Ancillary Agreements and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Closing. Without limiting the generality of the foregoing, for a period of not less than six (6) years from the Closing, Purchaser shall not, and shall not permit any member of the Alkali Group to, amend, modify or terminate any Organizational Document, Contract or resolution regarding or related to such indemnification matters. At or prior to the Closing, Alkali HoldCo shall obtain (or if it cannot, Purchaser shall obtain), at Purchaser’s sole cost and expense, and for a period of not less than six (6) years after the Closing Date, shall maintain (or shall obtain a six (6)-year “tail” policy providing for) liability insurance covering the Covered Persons with respect to matters occurring prior to the Closing Date, with such policies providing aggregate annual coverage of at least $75 million and containing terms and conditions that are, in the aggregate, not less advantageous to the Covered Persons than Seller’s current directors’ and officers’ liability insurance policies covering the Covered Persons (including coverage under any applicable member of the Seller Group (as a result of such Covered Person’s former service to such member of the Seller Group in respect of the Business)); provided that in no event shall Alkali HoldCo (or Purchaser, as applicable) be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 250% of the annual premiums currently paid by Seller for such insurance (or, in the case of a “tail” policy, 400% of the annual premiums currently paid by Seller for such insurance). If such “tail” policy has been obtained by Alkali HoldCo prior to the Closing, Purchaser shall cause Alkali HoldCo to maintain such policy in full force and effect, for its full term, and cause all obligations thereunder to be honored by Alkali HoldCo, and no other party shall have any further obligation to purchase or pay for insurance hereunder.

(b)      To the fullest extent permitted by applicable Law, Purchaser shall, and shall cause each member of the Alkali Group to, honor all obligations of such member of the Alkali Group to indemnify (including any obligations to advance funds for expenses to, provided that any Person to whom expenses are advanced undertakes to repay such advances if it is ultimately determined that such Person is not entitled to such indemnification) the Covered Persons for acts or omissions by such Covered Persons occurring prior to the Closing to the extent that such obligations of such member of the Alkali Group exist on the date of this Agreement, whether pursuant to Organizational Documents, indemnity or indemnification agreements, board (or similar governing body) resolution or otherwise, and such obligations shall survive the Closing and shall continue in full force and effect in accordance with the terms of the Organizational Documents of such member of the Alkali Group or such board (or similar governing body) resolutions or indemnity or indemnification agreements from the Closing until the expiration of the applicable statute of limitations with respect to any claims against such Covered Persons arising out of such acts or omissions.

(c)       From and after the Closing, to the fullest extent permitted by applicable Law, Purchaser shall, and shall cause each member of the Alkali Group to, indemnify, defend and hold harmless the Covered Persons against all damages, losses, charges, liabilities, claims, demands, actions, suits, judgments, settlements, costs and expenses (including reasonable attorneys’ fees and disbursements) (“Covered Losses”), as incurred (payable monthly upon written request, which request shall include reasonable evidence of the Covered Losses set forth therein), to the extent arising from, relating to, or otherwise in respect of, any actual or threatened Action in respect of actions or omissions occurring at or prior to the Closing in connection with such Covered Person’s duties as an officer, director or manager (or persons holding similar positions) of such member of the Alkali Group or any member of the Seller Group (as a result of such Covered Person’s former service to such member of the Seller Group in respect of the Business); provided that any Person to whom expenses are advanced undertakes to repay such advances if it is ultimately determined that such Person is not entitled to such indemnification.

(d)      Notwithstanding anything to the contrary herein, (i) if any Covered Person is entitled to be reimbursed or indemnified by any Person (including any member of the Seller Group) other than Purchaser or a member of the Alkali Group, such Covered Person shall not be required to recover from or be indemnified by, or to seek such recovery or indemnification from, any such other Person prior to or as a condition to being indemnified as described in this Section 5.13 (Purchaser hereby acknowledging and agreeing that indemnification as described in this Section 5.13, including payments from the insurance proceeds under the insurance policy required by Section 5.13(a), shall be the first recourse of the Covered Persons for Covered Losses relating to the subject matter of this Section 5.13) and (ii) in the event that any member of the Seller Group is subject to any indemnification, reimbursement or similar liabilities with respect to any Covered Person or otherwise incurs any Covered Losses with respect to the subject matter of this Section 5.13 (including Covered Losses in respect of contribution), Purchaser shall indemnify each such Person from, against and with respect to any Covered Losses arising out of, resulting from or otherwise in respect of such Liabilities or Covered Losses.

(e)       Notwithstanding anything to the contrary herein, the provisions of this Section 5.13 are (i) intended to be for the benefit of, and shall be enforceable by, each Covered Person, it being expressly agreed that such Persons shall be third-party beneficiaries of this Section 5.13, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. If Alkali HoldCo (or Purchaser, if applicable) or its successors or assigns (x) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (y) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Alkali HoldCo (or Purchaser, if applicable) shall assume all of the obligations of Alkali HoldCo (or Purchaser, if applicable) under this Section 5.13.

5.14          Shared Contracts. Purchaser acknowledges that Seller is a party to certain Contracts that relate both to the Business and one or more of Seller’s other businesses with the vendors listed on Section 5.14 of the Seller Disclosure Schedule (each, a “Shared Contract”). Prior to the Closing, Seller will, at Purchaser’s request, use commercially reasonable efforts (at Purchaser’s cost and expense) to cause a member of the Alkali Group to enter into a new Contract with respect to each such Shared Contract (each, a “Replacement Contract”) on terms that have been approved in writing in advance by Purchaser (such approval not to be unreasonably withheld, conditioned or delayed). From the Closing Date, until the six (6) month anniversary thereof, Purchaser shall use reasonable efforts to enter into any Replacement Contract not previously entered into prior to the Closing. If Seller is unable to enter into any Replacement Contract prior to the Closing, until the earlier of such time as such Replacement Contract is entered into and six (6) months following the Closing Date, Seller will, at Purchaser’s request, if practicable, use commercially reasonable efforts to cooperate with Purchaser (at Purchaser’s cost and expense) in any arrangement reasonably acceptable to Purchaser and Seller intended to provide Purchaser with services under such Shared Contract and for Purchaser to assume the Liabilities related thereto. For the avoidance of doubt, from and after six (6) months following the Closing, Purchaser shall have no right to receive any claims, rights or benefits under any Shared Contract.

5.15          FMC Marks. Purchaser, for itself and its Affiliates (including, after the Closing, the members of the Alkali Group), acknowledges and agrees that Purchaser is not purchasing, acquiring or otherwise obtaining any right, title or interest in or to the FMC Marks, and (a) neither Purchaser nor any of its Affiliates (including, after the Closing, the members of the Alkali Group) shall have any rights in or to the FMC Marks, (b) on the Closing Date, Purchaser shall cause the members of the Alkali Group to cease any and all use of the FMC Marks (including in the respective corporate or other legal names of the members of the Alkali Group), and (c) neither Purchaser nor any of its Affiliates (including, after the Closing, the members of the Alkali Group) shall (i) use, register or seek to use or register in any jurisdiction any of the FMC Marks or (ii) contest the use, ownership, validity or enforceability of any rights of Seller or any of its Affiliates in or to any of the FMC Marks. Notwithstanding anything to the contrary set forth in this Section 5.15, (x) the members of the Alkali Group may continue to use the Railcar Marks on railcars, so long as such railcars are leased or subleased from a member of the Seller Group (the “Permitted Railcar Use”) and (y) for a phase-out period not to exceed six (6) months immediately following the Closing Date or such shorter period as required by applicable Law or Order (the “Phase-out Period”), the Alkali Group may continue to use any FMC Marks to the extent such FMC Marks appear on or are incorporated in the corporate or other legal name of any member of the Alkali Group or in any existing tangible materials or software acquired by Purchaser under this Agreement in the same manner as used by the members of the Alkali Group prior to the Closing Date, in the case of clause (y) only, solely as necessary to wind down the use of, and transition away from, such FMC Marks. For the avoidance of doubt, during the Phase-out Period, Purchaser shall not (and shall cause its Affiliates, including, after the Closing, the members of the Alkali Group, not to) print, copy or create any tangible materials (including printed materials and electronic materials) bearing or incorporating the FMC Marks (other than for the Permitted Railcar Use). At the end of such Phase-out Period, Purchaser shall (and shall cause its Affiliates, including, after the Closing, the members of the Alkali Group, to) have used their best efforts to have re-labelled, destroyed or exhausted all materials bearing or incorporating the FMC Marks (other than the Railcar Marks used in the Permitted Railcar Use), including signage, advertising, promotional materials, software, packaging, inventory, electronic materials, collateral goods, stationery, business cards, websites, and other materials, and have made all filings with any office, agency or body to effect the elimination of any use of the FMC Marks (other than the Railcar Marks used in the Permitted Railcar Use) in the Business (including in the respective corporate or other legal names of the members of the Alkali Group), so as to bring Purchaser and its Affiliates, including, after the Closing, the members of the Alkali Group, into compliance with this Section 5.15. Following the end of the Phase-out Period, if Seller or any of its Affiliates discover any incident of usage of the FMC Marks by Purchaser or its Affiliates (including, after the Closing, the members of the Alkali Group) in violation of this Section 5.15, promptly upon receipt of notice from Seller, Purchaser shall or shall cause its Affiliates (including, after the Closing, the members of the Alkali Group), as applicable, to promptly destroy or re-label the relevant materials incorporating the FMC Marks and shall certify (pursuant to a certificate signed by an authorized officer of Purchaser) the completion of such destruction or re-labelling. After the Closing Date, Purchaser shall not (and shall cause its Affiliates, including, after the Closing, the members of the Alkali Group, not to) represent that it has authority to bind Seller or any of its Affiliates.

5.16          Tax-Exempt Financing.

(a)       Purchaser acknowledges and agrees that: (i) the facilities set forth on Section 5.16(a) of the Seller Disclosure Schedule (the “Exempt Facilities”) have been financed, and refinanced, in whole or in part, with the proceeds of the issuance and sale by Sweetwater County, Wyoming, of its Solid Waste Disposal Bonds (FMC Corporation Project) Series 2005 in the presently outstanding aggregate principal amount of $90 million (the “Revenue Bonds”), the interest on which, with certain exceptions, is excluded from gross income for purposes of U.S. federal income taxation under the Code and Seller is the economic obligor in respect of the Revenue Bonds; (ii) the basis for such exclusion is the use of the Exempt Facilities for the purpose of the disposal of solid waste; (iii) the use of the Exempt Facilities for a purpose other than a qualifying purpose indicated in clause (ii) above could impair (A) such exclusion from gross income of the interest on the Revenue Bonds or (B) the deductibility of Seller’s payment of interest based on the restrictions in Section 150(b) of the Code; and (iv) any breach by Purchaser of its obligations under this Section 5.16 could result in the incurrence by Seller and its Affiliates of additional costs and expenses, including increased interest costs, loss of the interest deduction for tax purposes and transaction costs relating to any refinancing redemption or defeasance of all or part of the Revenue Bonds, and Purchaser shall be liable to Seller and its Affiliates for such additional costs and expenses.

(b)      Purchaser (i) shall not use, or permit the use of, the Exempt Facilities for any purpose other than the collection, storage, treatment, utilization, processing or final disposal of solid waste, all as contemplated by Section 142(a)(6) of the Code and the Treasury Regulations promulgated thereunder, or unless Purchaser has obtained, at its own expense, an opinion addressed to Seller of nationally recognized bond counsel reasonably acceptable to Seller (the “Bond Counsel”) that such use will not impair (x) the exclusion from gross income of the interest on any issue of Revenue Bonds for U.S. federal income tax purposes or (y) the deductibility of Seller’s payments of interest based on the restrictions in Section 150(b) of the Code and (ii) represents and warrants to Seller that Purchaser reasonably expects, as of the date of this Agreement, that the Exempt Facilities will continue to be used for the qualifying purposes set forth in clause (i) above, and for no other purpose, for the remainder of their useful lives.

(c)       No provision hereof is intended to, nor shall, prohibit Purchaser from suspending the operation of the Exempt Facilities on a temporary basis, or from terminating the operation of the Exempt Facilities on a permanent basis and shutting down, retiring, abandoning or decommissioning the Exempt Facilities; provided, however, that if the Exempt Facilities, in whole or in part, are dismantled and sold, including any sale for scrap, and if the operation of the trona mining and soda ash manufacturing facilities at the Business’s plant near Green River, Wyoming, shall not theretofore have been, and are not then being, terminated on a permanent basis, then the proceeds of such sale of the Exempt Facilities shall, within six (6) months after the date of such sale, be expended to acquire replacement property to be used for the same qualifying purpose as the Exempt Facilities so sold, unless Purchaser has obtained, at its own expense, an opinion addressed to Seller of Bond Counsel that the failure to take this action will not impair (x) the exclusion from gross income of the interest on any issue of Revenue Bonds for U.S. federal income tax purposes or (y) the deductibility of Seller’s payments of interest based on the restrictions in Section 150(b) of the Code.

(d)      Purchaser shall not issue, or have issued on its behalf, any tax-exempt bonds to finance or refinance its acquisition of the Exempt Facilities; provided that this Section 5.16(d) shall not prohibit the use of tax-exempt bonds to finance or refinance any improvement to the Exempt Facilities made after the Closing Date or to any assets purchased hereunder other than the Exempt Facilities.

(e)       Purchaser shall give Seller at least one hundred eighty (180) days’ prior written notice of any suspension or termination of the operation of the Exempt Facilities, or any part thereof, and of any sale, exchange, transfer or other disposition of the Exempt Facilities, or any part thereof, including a sale for scrap.

(f)        If Seller shall desire to refund the Revenue Bonds, Purchaser shall cooperate with Seller and with Seller’s counsel with respect to the refunding bonds and shall provide, upon request, any representations, agreements or covenants that are reasonably requested concerning its compliance to such date or in the future with the representations, agreements and covenants set forth in this Section 5.16.

(g)       If Purchaser shall sell, exchange, transfer or otherwise dispose of the Exempt Facilities to a third party, Purchaser shall cause to be included in the documentation relating to such transaction representations, agreements and covenants on the part of such third party substantially identical to those of Purchaser set forth in this Section 5.16.

(h)       The representations, agreements and covenants of Purchaser contained in this Section 5.16 shall continue in effect for so long as the Revenue Bonds, including any refunding bonds issued hereafter to refund the Revenue Bonds, shall remain outstanding. Seller shall notify Purchaser upon there being no Revenue Bonds outstanding.

(i)         For so long as the representations, agreements and covenants of Purchaser set forth in this Section 5.16 shall continue in effect, Seller shall have the right to inspect the Exempt Facilities during normal business hours upon prior written notice to Purchaser for the purpose of verifying compliance with such representations, agreements and covenants, and Purchaser shall give Seller or its authorized agents access to the Exempt Facilities to conduct such inspections.

5.17          Misallocated Assets. If, following the Closing, any right, property or asset not forming part of the Business is found to have been transferred to Purchaser in error, either directly or indirectly (including pursuant to the Pre-Closing Reorganization), Purchaser shall (i) transfer, or shall cause its Affiliates (including, after the Closing, the members of the Alkali Group) to transfer, at no cost to Seller or the other members of the Seller Group, such right, property or asset (and any related Liability) as soon as practicable to one or more members of the Seller Group indicated by Seller and (ii) ensure that the member of the Purchaser Group shall where permitted by the terms on which such member has the right to such asset, hold the asset (or part thereof), and any monies, goods or other benefits arising after the Closing by virtue of it, as agent of and trustee for Seller and allow the Seller Group from and after the Closing to have full enjoyment and use of such asset and Seller shall bear all burdens relating to such asset. If, following the Closing, any right, property or asset forming part of the Business is found to have been retained by Seller or any other member of the Seller Group in error, either directly or indirectly (including pursuant to Pre-Closing Reorganization), Seller shall (i) transfer, or shall cause the other members of the Seller Group to transfer, at no cost to Purchaser, such right, property or asset (and any related Liability) as soon as practicable to Purchaser or an Affiliate of Purchaser (including a member of the Alkali Group) indicated by Purchaser and (ii) ensure that the member of the Seller Group shall where permitted by the terms on which such member has the right to such asset, hold the asset (or part thereof), and any monies, goods or other benefits arising after the Closing by virtue of it, as agent of and trustee for Purchaser and allow the Purchaser Group from and after the Closing to have full enjoyment and use of such asset and Purchaser shall bear all burdens relating to such asset. For the avoidance of doubt, the Parties understand and agree that the Excluded Assets are not intended to, and shall not, be transferred to Purchaser or any of its Affiliates (including, after the Closing, the members of the Alkali Group) and the Seller Group shall retain such rights, properties and assets.

5.18          Mineral Rights. Purchaser acknowledges that it and its Affiliates (including, after the Closing, the members of the Alkali Group) will be subject to certain requirements and will need to obtain certain approvals under applicable Law and the terms of the Mineral Rights to acquire or become a holder of the Mineral Rights.

5.19          Payments.

(a)       Seller shall, or shall cause the applicable member of the Seller Group to, promptly pay or deliver to Purchaser (or its designee) any monies or checks which have been sent to Seller after the Closing by customers, suppliers or other contracting parties of the members of the Alkali Group or the Business for goods or services provided by the Business or otherwise are in respect of a Transferred Asset or an Assumed Liability hereunder.

(b)      Seller agrees that Purchaser has the right and authority to endorse, without recourse, any check or other evidence of indebtedness received by Purchaser in respect of any accounts receivable, notes receivable and other receivable arising from the operation of the Business and Seller shall furnish Purchaser such evidence of this authority as Purchaser may request in writing.

(c)       Purchaser shall, or shall cause the applicable member of the Alkali Group to, promptly pay or deliver to Seller (or its designee) any monies or checks that have been sent after the Closing to Purchaser, any member of the Alkali Group or their respective Affiliates to the extent they are in respect of an Excluded Asset or Excluded Liability hereunder (including promptly forwarding invoices or similar documentation to Seller).

(d)      If, at any time after the Closing, an invoice, bill, purchase order or other similar documentation from any customer, supplier or other contracting party of any member of the Alkali Group or the Business is received by Seller and Seller actually pays any amount with respect thereto, upon receipt of written notice and reasonable supporting documentation from Seller, Purchaser shall promptly reimburse Seller for any and all such amount actually paid by Seller. Either Party shall, at its election, be permitted to offset from any amounts payable by such Party to the other Party pursuant to Sections 5.19(a) or 5.19(c), as applicable, any amounts due to such first Party pursuant to this Section 5.19(d).

5.20          Restrictions on Use of Certain Real Property. Purchaser acknowledges that the Restricted Site is subject to a restrictive covenant as set forth in the form of Declaration of Restrictive Covenants set forth in Schedule III that prohibits any form of digging or subsurface invasions on the Restricted Site, and Purchaser hereby agrees that it shall (and shall cause its employees and Affiliates, including, after the Closing, the members of the Alkali Group to) comply with such restrictive covenant in all respects. If Purchaser or its successors or assigns (x) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (y) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, Purchaser or its successors or assigns shall require that the definitive documentation for such consolidation, merger or transfer include a binding provision requiring that the successors and assigns of Purchaser assume all of the obligations of Purchaser set forth in this Section 5.20.

5.21          Financing.

(a)       Subject to the terms and conditions of this Agreement, Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain and to consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letters (including the flex provisions), subject to any amendments or modifications thereto permitted by this Section 5.21, including using its reasonable best efforts to (i) maintain in effect the Debt Commitment Letters and the financing commitments thereunder (the “Financing Commitments”), subject to any amendments or modifications thereto permitted by Section 5.21(b), (ii) negotiate, execute and deliver definitive agreements with respect to the Financing Commitments on terms and conditions (including the flex provisions) contained therein, subject to any amendments or modifications thereto permitted by Section 5.21(b), (iii) satisfy on a timely basis all conditions that are applicable to Purchaser contained in the Financing Commitments, including the payment of any commitment, engagement or placement fees required as a condition to the Debt Financing and due and payable by Purchaser, (iv) enforce its rights under the Financing Commitments, (v) comply with its obligations under the Financing Commitments and (vi) consummate the Debt Financing at or prior to the Closing, including drawing on any interim or bridge financing under the Financing Commitments. Purchaser shall provide such information as shall be necessary to keep Seller informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Debt Financing. In the event Purchaser becomes aware that all or any portion of the Debt Financing has become unavailable, Purchaser shall promptly notify Seller and shall, in consultation with Seller, use its reasonable best efforts to arrange as promptly as practicable any such portion from alternative sources on terms and conditions no less favorable to Purchaser and to Seller than the terms and conditions set forth in the Debt Commitment Letters and that would not have any of the effects specified in Section 5.21(b) (any such alternative financing, “Alternative Financing”). If an Alternative Financing is required in accordance with this Section 5.21(a), Purchaser shall obtain, and when obtained, provide Seller with a copy of, a new financing commitment that provides for such Alternative Financing, and Purchaser shall comply with its covenants in this Section 5.21(a) and Section 5.21(b) with respect to such new financing commitment (as if such financing commitment were the Debt Commitment Letter). Purchaser shall give Seller prompt notice of (A) subject to any amendments or modifications permitted by Section 5.21(b), the expiration or termination of all or any portion of the Financing Commitments (including pursuant to any Alternative Financing) or any definitive documentation relating to the foregoing; (B) for any reason, all or any portion of the Debt Financing (including pursuant to any Alternative Financing or definitive documents relating to any of the foregoing) becoming unavailable; or (C) a breach or repudiation by any party to the Debt Commitment Letters or Alternative Financing (including any definitive documents relating to any of the foregoing) of which Purchaser becomes aware.

(b)      Notwithstanding anything to the contrary in this Agreement, Purchaser shall not, without the prior written consent of Seller, agree to or permit any amendment, replacements, supplement or other modification of, or waive any of its rights or remedies under the Debt Commitment Letters or Fee Letters; provided that Purchaser may (i) amend, replace, supplement, modify or waive any provision of the Debt Commitment Letters or related Fee Letters if such amendment, replacement, supplement, modification or waiver does not (w) add new (or adversely modify any existing) conditions to the consummation of the Debt Financing as compared to those in the Debt Commitment Letters and Fee Letters as of the date hereof, (x) adversely affect the ability of Purchaser to timely consummate the Sale and the other transactions contemplated hereby (including, by making the conditions therein less likely to be satisfied or materially delaying, materially impeding, or preventing the Closing), (y) adversely affect the ability of Purchaser to enforce its rights against the other parties to the Debt Commitment Letters or Fee Letters as in effect on the date hereof or in any definitive agreements executed in connection herewith or (z) reduce the aggregate amount of the Debt Financing contemplated thereunder and (ii) amend the Debt Commitment Letters to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date of this Agreement, so long as any such addition would not reasonably be expected to prevent, materially hinder or materially delay the consummation of the Debt Financing or the transactions contemplated by this Agreement or the availability of the Debt Financing under the Debt Commitment Letters. Purchaser shall promptly deliver to Seller copies (redacted only as to fee amounts, dates and certain other economic terms, including in respect of “market flex” and “securities demand” provisions, in the case of the Fee Letters) of any such amendment, replacement, supplement or other modification or waiver of the Debt Commitment Letter or Fee Letters.

(c)       Prior to the Closing, Seller shall use reasonable best efforts to, and cause the members of the Alkali Group and their respective officers, employees and advisors, including financial and accounting advisors, of Seller and the members of the Alkali Group to, provide such cooperation as is reasonably requested by Purchaser in connection with the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Seller and its Subsidiaries), including (i) participating in a reasonable number of lender meetings and calls, drafting sessions, rating agency presentations, due diligence sessions (including accounting due diligence sessions) and sessions with prospective lenders, investors and ratings agencies, in each case at mutually agreed times; (ii) assisting Purchaser in the preparation of (A) a customary offering document, private placement memorandum and/or bank information memorandum and similar marketing documents for any of the Debt Financing and (B) materials for rating agency presentations; (iii) providing the Required Financial Information; (iv) requesting that its independent auditors cooperate with the Debt Financing and using commercially reasonable efforts to cause such independent auditors to provide customary “comfort” letters (including “negative assurance” comfort), together with drafts of such comfort letters such independent accountants are prepared to deliver upon the “pricing” of any high-yield bonds being issued in lieu of any portion of the Debt Financing; and (v) participation by the senior management team of the Business in the marketing activities undertaken in connection with the marketing of the Debt Financing, including (A) assisting in the preparation of a customary bank book, confidential information memorandum, lender presentations, syndication documents, business projections and similar documents and (B) attending a reasonable number of meetings at mutually agreeable times with prospective lenders or debt investors, sessions with rating agencies for the Debt Financing and due diligence sessions; ((vi) providing customary authorization and/or representation letters in connection with the distribution of the bank information memoranda contemplated by the Debt Commitment Letters to prospective lenders and identifying any portion of the information therein that constitutes material non-public information regarding the Business, Seller or its Subsidiaries; provided that such letters and confirmations expressly state that (x) Seller shall not have any liability of any kind or nature resulting from the use of information in connection with their cooperation with arranging the Debt Financing and (y) the recipient of such letters of authorization shall be entitled to rely only on the representations and warranties contained in the Debt Financing documents; (vii) facilitating the execution and delivery by the appropriate officers of Alkali Holdco. of loan agreements, pledge and security documents and other definitive documents and/or certificates contemplated by the Debt Commitment Letters; (viii) cooperating in the replacement or backstop of any outstanding letters of credit issued for the account of the Business or any joint venture thereof; (ix) furnishing Purchaser and the Debt Financing Sources at least five Business Days prior to the Closing Date with all documentation and other information with respect to the Business required by the Debt Commitment Letters required under applicable “know your customer” and anti-money laundering laws, rules and regulations, including the U.S. PATRIOT Act to the extent requested not less than 10 Business Days prior to the Closing Date; and (x) consenting to the use of the logos of the Business so long as such use is not reasonably likely to harm or disparage the Business or its reputation, goodwill, products, services, offerings or intellectual property rights; provided that (v) neither Seller nor any of its Affiliates shall be required to pay any commitment or other similar fee, provide any security, make any representations, provide any indemnification or incur any other Liability in connection with the Debt Financing (w) the effectiveness of any documentation executed by Seller with respect to the Debt Financing shall be subject to the consummation of the Closing, (x) neither any Persons who are directors of the Seller or any of its subsidiaries at any time prior to the Closing (“Pre-Closing Directors”) nor Seller or any of its Subsidiaries shall be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing Seller nor any of its Affiliates shall be required to deliver (1) any financial information in a form not customarily prepared by the Seller or its Affiliates or (2) any financial information with respect to a fiscal period that has not yet ended, and (z) Purchaser shall promptly, upon request by Seller, reimburse and indemnify Seller for all costs or Liabilities incurred by Seller or any of its Affiliates in connection with the Debt Financing (including any Alternative Financing), any such cooperation pursuant to this Section 5.21 or any information utilized in connection therewith (other than historical information relating to the Business provided by Seller and or its Subsidiaries in writing for the purpose of arranging the Debt Financing), except to the extent such costs or Liabilities are the direct result of the gross negligence or willful misconduct of the Seller or any of its Subsidiaries or other representatives (acting in their capacity as such) . The obligations of Purchaser in the foregoing clause (z) shall survive any termination of this Agreement. Any information provided to Purchaser pursuant to this Section 5.21(c) shall be subject to the Confidentiality Agreement and Section 5.2.

5.22          Railcar Lease Option.  Prior to the Closing, Seller shall consult with Purchaser regarding whether to exercise the lease option or the purchase option under the Railcar Lease Option, it being understood that, prior to the Closing, Seller may elect to exercise the purchase option or the lease option in its sole discretion (or may decline to exercise either option). If Seller elects to exercise such lease option or the purchase option, once Purchaser or any of its Affiliates takes delivery of a railcar under the terms of the Railcar Lease Option, Purchaser shall promptly reimburse Seller for any advance payment made by Seller or any of its Affiliates prior to the Closing in respect of the Railcar Lease Option.

5.23          Letter.  On or prior to the date that is ten (10) days after the date hereof, Seller shall send a letter, substantially in accordance with and in the form set forth on Exhibit H (the “Letter”). Purchaser shall indemnify and hold harmless each Seller Indemnified Party against any and all Losses incurred or suffered by any of the Seller Indemnified Parties arising by reason of or resulting from the delivery of the Letter or related to the subject matter thereof.

5.24          Title and Survey. Seller shall use its commercially reasonable efforts to assist Purchaser (at Purchaser’s sole cost and expense) in obtaining title commitments, title policies and surveys with respect to the Real Property, provided that the scope, amount or duration of the liability of Seller or its Affiliates, and their representations, warranties or indemnities, shall not be expanded beyond what is otherwise expressly provided elsewhere in this Agreement with respect to Real Property.

Article VI

EMPLOYEE MATTERS COVENANTS

6.1            Treatment of Transferred Employees.

(a)       Seller shall (or shall cause its applicable Affiliates to) transfer at or prior to the Closing the employment of each (i) Business Employee who is not employed by a member of the Alkali Group to a member of the Alkali Group, and (ii) employee who is not a Business Employee and who is employed by a member of the Alkali Group from such member of the Alkali Group to Seller or any of its Affiliates (other than a member of the Alkali Group), as designated by Seller. Any Business Employee who is an employee of a member of the Alkali Group as of the Closing shall be referred to as a “Transferred Employee”.

(b)       Effective as of the Closing, each Business Employee shall cease to participate in and accrue benefits under all Seller Benefit Plans; provided, however, that at Purchaser’s election, made no later than five days prior to Closing, Seller shall allow the Transferred Employees to continue to participate in Seller’s health and welfare benefit plans (excluding any retiree health and welfare benefits) until no later than ninety (90) days following the Closing Date, subject to and in accordance with the terms of the Transition Service Agreement. From and after the Closing, each member of the Alkali Group shall, and Purchaser shall cause such members of the Alkali Group to, (i) honor all Business Employee Plans in all material respects in accordance with their terms as in effect as of the date hereof and (ii) comply with any additional obligations or standards arising under applicable Laws or agreements governing the terms and conditions of the Transferred Employees’ employment or severance of employment in connection with the Sale or otherwise. Until June 30, 2016, Purchaser shall provide, or shall cause to be provided, to each Transferred Employee (A) base compensation and bonus opportunities that, in each case, are no less favorable than were provided to the Transferred Employee immediately before the Closing (it being understood that Purchaser shall honor any increases required by the Seller’s calendar year 2015 salary plan previously provided to Purchaser) and (B) employee benefits (other than non-union defined benefit pension (qualified and non-qualified) and non-union retiree welfare) that are substantially comparable in the aggregate to those that were provided to the Transferred Employee immediately before the Closing. Notwithstanding any other provision of this Agreement to the contrary, until June 30, 2016, Purchaser shall, or shall cause the members of the Alkali Group to, provide to each Transferred Employee who is terminated or receives notice of termination on or prior to June 30, 2016, severance benefits equal to the severance benefits for which such Transferred Employee was eligible as of immediately prior to the Closing determined without taking into account any reduction after the Closing in compensation paid to such Transferred Employee.

(c)       For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Purchaser and its Subsidiaries providing benefits to any Transferred Employees after the Closing, including the Business Employee Plans (the “New Plans”), each Transferred Employee shall be credited with his or her years of service with Seller and its Subsidiaries and their respective predecessors before the Closing, to the same extent as such Transferred Employee was entitled, before the Closing, to credit for such service under any similar Benefit Plan in which such Transferred Employee participated or was eligible to participate immediately prior to the Closing; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Transferred Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Benefit Plan in which such Transferred Employee participated immediately before the Closing (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Employee, Purchaser shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of Seller or its Subsidiaries in which such employee participated immediately prior to the Closing, and Purchaser shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

6.2             WARN and Corresponding State Laws. Provided that Seller provides Purchaser with a true and correct list, by date and location, of each employee of the Business terminated in the ninety (90) days preceding the Closing Date, Purchaser shall assume and be solely responsible for and agrees to indemnify, hold harmless and, at the option of Seller, to defend Seller or any of its Affiliates from and against any Liability under WARN on or after the Closing Date as a result of Purchaser’s actions or Purchaser’s failure to serve sufficient notice pursuant to WARN. Seller shall assume and be solely responsible for and agrees to indemnify, hold harmless and, at the option of Purchaser, to defend Purchaser or any of its Affiliates from any Liability arising under WARN due to (i) Seller’s actions or omissions occurring prior to or on the Closing Date or (ii) any inaccuracy in the information required to be provided pursuant to this Section 6.2.

6.3              Unused Vacation, Sick Leave and Personal Time. Purchaser shall assume all unused or unpaid annual bonuses, vacation, sick leave and other personal time off of each Transferred Employee during the calendar year in which the Closing occurs.

6.4              Workers’ Compensation. Seller and its Affiliates shall be solely responsible for workers’ compensation claims by or with respect to any Transferred Employee that are incurred prior to the Closing Date and Purchaser and its Affiliates shall be solely responsible for workers’ compensation claims by or with respect to any Transferred Employee that are incurred on or after the Closing Date. For purposes of this Section 6.4, a workers’ compensation claim shall be considered incurred before the Closing Date if the injury or condition giving rise to the claim occurs before the Closing Date. Seller, on the one hand, and Purchaser on the other, shall provide access to all applicable records with respect to such workers’ compensation claims to allow the other Party (or its Affiliates) to perform its obligations pursuant to this Section 6.4.

6.5              Defined Contribution Pension Plan. Seller shall fully vest all non-union Transferred Employees in their accounts under Seller’s tax qualified defined contribution plan and, with respect to such Transferred Employees’ employment service rendered prior to the Closing Date, shall make all required employer contributions. From and after the Closing Date, Purchaser shall cause a Purchaser tax-qualified defined contribution plan (“Purchaser DC Plan”) to accept rollover contributions, in cash, of the “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) of the Transferred Employees from any tax-qualified defined contribution plan of Seller or its Affiliates qualified under Section 401(a) of the Code.

6.6              Flexible Spending Accounts. Seller and Purchaser shall take all actions necessary or appropriate so that, effective as of the date that Transferred Employees cease to participate in Seller’s health and welfare plans(the “FSA End Date”), (a) the account balances (whether positive or negative) (the “Transferred Account Balances”) under the FMC Flexible Benefits Plan (“Seller’s Flex Plan”) of the Transferred Employees who are participants in Seller’s Flex Plan (the “Covered Flex Plan Employees”) shall be transferred to one or more comparable plans of Purchaser (collectively, the “Purchaser’s Flex Plan”); (b) the elections, contribution levels and coverage levels of the Covered Flex Plan Employees shall apply under the Purchaser’s Flex Plan in the same manner as under the Seller’s Flex Plan; and (c) the Covered Flex Plan Employees shall be reimbursed from the Purchaser’s Flex Plan for claims incurred at any time during the plan year of the Seller’s Flex Plan in which the FSA End Date occurs submitted to the Purchaser’s Flex Plan from and after the FSA End Date on the same basis and the same terms and conditions as under the Seller’s Flex Plan. As soon as practicable after the FSA End Date, and in any event within ten (10) Business Days after the amount of the Transferred Account Balances is determined, Seller shall pay Purchaser the net aggregate amount of the Transferred Account Balances, if such amount is positive, and Purchaser shall pay Seller the net aggregate amount of the Transferred Account Balances, if such amount is negative.

6.7              Collective Bargaining Agreement. Effective as of the Closing, (a) Purchaser shall assume the CBA (including the obligation to honor the terms and conditions thereof and any obligations thereunder requiring a successor to recognize a particular labor union as authorized representative and bargaining agent of an employee group or for any other purpose) from Seller and Alkali HoldCo, (b) Purchaser shall be the “Employer” for purposes of the CBA, (c) Purchaser shall have sole responsibility for all Liabilities arising under the CBA (excluding, for purposes of clarity, Liabilities arising under any Seller Benefit Plans that are earned or accrued prior to the Closing), and (d) Purchaser shall indemnify and hold harmless Seller and its Affiliates with respect to the Liabilities described in the immediately preceding clause (c). Following the Closing, Purchaser shall provide any employee benefit required to be provided to any Business Employee covered by the CBA pursuant to an employee benefit plan maintained by Seller or any of its Affiliates to instead be provided pursuant to an employee benefit plan maintained by Purchaser or one of its Subsidiaries. Purchaser agrees that it shall execute all agreements and other documents necessary to effect the assumption of the CBA.

6.8             Defined Benefit Plans.

(a)       Seller shall provide any Transferred Employee who participates in the FMC Corporation Employees’ Retirement Program – Part I – Salaried and Nonunion Hourly Employees Retirement Plan (the “Seller Non-Union DB Plan”), who has reached at least the age of 50 and has at least 10 years of service as of the Closing Date, and who remains employed by Purchaser following the Closing until at least age 55 with the early retirement subsidy under the Seller Non-Union DB Plan that such Transferred Employee would have been entitled to had he or she remained employed by Seller until at least age 55.

(b)       For all Business Employees who participate in the FMC Corporation Employees’ Retirement Program – Part II – Union Hourly Employees Retirement Plan (the “Seller Union DB Plan”), service with Purchaser shall be counted for purposes of vesting in the accrued, frozen benefit under the Seller Union DB Plan.

(c)       Effective as of the Closing Date, Purchaser shall adopt a defined benefit pension plan effective as of the Closing Date (the “Purchaser DB Plan”) and a related funding arrangement which is intended to be qualified and tax-exempt under Sections 401(a) and 501(a), respectively, of the Code. The Purchaser DB Plan shall be established as a mirror plan to the Seller Union DB Plan and shall comply with all requirements under the CBA previously established between Seller and the United Steelworkers of America, Local No. 13214 (including the Memorandum of Agreement Collective Bargaining Agreement Extension dated October 23, 2014). The Purchaser will cause the Purchaser DB Plan to expressly provide that any Transferred Employees (who are covered by the CBA and who were participants in the Seller Union DB Plan immediately prior to the Closing) will become participants (“Transferred Union DB Plan Participants”) in the Purchaser DB Plan as of the Closing Date, and that all Transferred Union DB Plan Participants will have their service which is recognized under the Seller Union DB Plan for purposes of eligibility, vesting, benefit accrual, determination of eligibility for early retirement and other subsidized benefits and all other purposes taken into account under the Purchaser DB Plan for similar purposes.

(d)      The accrued benefit of each Transferred Union DB Plan Participant under the Purchaser DB Plan as of the Closing Date (taking into account service as described in Section 6.8(b) above but not taking into account the benefit offset described in the last sentence of this Section 6.8(d)) will be at least as great as the accrued benefit of such Transferred Union DB Plan Participant under the Seller Union DB Plan immediately prior to the Closing Date. The accrued benefit of each Transferred Union DB Plan Participant under the Purchaser DB Plan shall be reduced by the accrued benefit of such person under the Seller DB Plan.

(e)       Effective as of the Closing Date, Seller shall cause the Seller DB Plan to be amended to provide that (i) the accrued benefit thereunder of each Transferred Union DB Plan Participant shall be frozen as of the Closing Date, and shall not be adjusted following the Closing Date on account of service with the Purchaser, increases in the monthly pension benefit rate multiplier following the Closing, or any other reason, and (ii) service with the Purchaser following the Closing shall continue to be counted thereunder solely for purposes of vesting of the accrued benefit earned under the Seller DB Plan. Upon Seller’s written request, Purchaser promptly shall confirm any Transferred Employee’s years of service with Purchaser and its Affiliates.

(f)        Purchaser shall timely submit the Purchaser DB Plan to the Internal Revenue Service for a determination that the Purchaser DB Plan and its related trust are qualified and tax-exempt under Sections 401(a) and 501(a), respectively, of the Code. Seller shall take such actions as may be necessary to cause the Seller DB Plan and its related trust to continue to be qualified and tax-exempt under Sections 401(a) and 501(a) of the Code, respectively.

(g)       Purchaser and Seller shall cooperate in making such filings with the Internal Revenue Service, the Pension Benefit Guaranty Corporation and any other governmental authority which is required to implement the provisions of this Section 6.8 or otherwise comply with applicable law related thereto.

6.9             Employment Confirmation. Until the sixth (6th) anniversary of the Closing Date, Purchaser or its Affiliates shall (a) provide written notice of the termination of the employment with Purchaser or its Affiliates of any Transferred Employee and (b) from time to time, as requested by Seller, provide confirmation (in writing, if requested by Seller) of the fact whether any any Transferred Employee remains employed with Purchaser or its Affiliates, together with such other information as Seller may reasonably require for the administration of its Benefit Plans.

6.10           Annual Bonuses. Seller or its applicable Affiliate shall pay an annual bonus for the year in which the Closing occurs prorated through the Closing (which shall be based upon target performance) to each Transferred Employee who is or would be eligible to receive an annual bonus under any Seller Benefit Plan pursuant to the terms thereof. Without limiting the generality of Section  6.1(b), following the Closing (and no later than March 2016), Purchaser shall pay an annual bonus for the year in which the Closing occurs prorated from and including the Closing Date through and including December 31, 2015 (the amount of which shall be determined by Purchaser, using the performance measures and targets established by Seller for 2015).

6.11          Seller Equity Awards. From and after the Closing, Seller and its Affiliates will assume or retain, as the case may be, and be solely responsible for and will fully perform, pay and discharge, in accordance with their terms, all Liabilities in respect of Business Employees (including the Transferred Employees) and former employees of the Business (and claims by or relating to such Persons) with respect to Seller Equity Awards, which Seller Equity Awards shall be subject to the same vesting requirements and dates and other terms and conditions as were applicable to such Seller Equity Awards immediately prior to the Closing, provided that (a) a Business Employee’s continued employment or service with Purchaser and its Affiliates (including any member of the Alkali Group) from and after the Closing shall be treated as employment or service with Seller and its Affiliates for purposes of satisfying any service-based vesting requirements with respect to such Seller Equity Awards that are stock options, and (b) on the Closing Date Seller will accelerate the vesting of a pro rata portion of the Seller Equity Awards that are restricted stock units held by each Business Employee, with such pro ration based on (i) the portion of the service period from the applicable Seller Equity Award grant date through the Closing Date, relative to (ii) the full service period contemplated by the applicable Seller Equity Award. After the Closing, Purchaser shall provide Seller with information on the employment and termination of employment of each Transferred Employee who holds a Seller Equity Award.

6.12          Employee Services to Seller. From and after the Closing, Purchaser shall cause the Business Employee identified on Section 6.12 of the Seller Disclosure Schedule to provide the services specified thereon to Seller and any other member of the Seller Group designated by Seller on the terms and conditions set forth on Section 6.12 of the Seller Disclosure Schedule.

6.13          No Third-Party Beneficiaries. This Agreement is solely for the benefit of the Parties and is not intended to confer upon any other Persons any rights or remedies hereunder. Nothing in this Agreement shall preclude Seller or any of its Affiliates, at any time after the Closing, from amending, merging, modifying, terminating, eliminating, reducing, or otherwise altering in any respect any Benefit Plan, any benefit under any Benefit Plan or any trust, insurance policy or funding vehicle related to any Benefit Plan; provided that this sentence shall not relieve any Party of its obligations under this Article VI. Nothing in this Agreement shall (a) preclude Purchaser or any of its Affiliates at any time from (i) amending, merging, modifying, terminating, eliminating, reducing, or otherwise altering in any respect any Business Employee Plan or other benefit plan, any benefit under any Business Employee Plan or other benefit plan or any trust, insurance policy or funding vehicle related to any Business Employee Plan or other benefit plan or (ii) terminating or otherwise altering the terms of employment of any Transferred Employee or other individual or (b) be construed as amending any Seller Benefit Plan, Business Employee Plan (or other benefit plan); provided that this sentence shall not relieve any Party of its obligations under this Article VI.

Article VII

TAX MATTERS

7.1              Tax Indemnification by Seller. Effective as of and after the Closing Date, Seller shall pay or cause to be paid, and shall indemnify Purchaser and its Affiliates (including the members of the Alkali Group after the Closing Date) (collectively, the “Purchaser Tax Indemnified Parties”) and hold each Purchaser Tax Indemnified Party harmless from and against, without duplication, (i) any Taxes (or the non-payment thereof) of or imposed on any member of the Alkali Group for any Pre-Closing Period (including any such Taxes attributable to the Section 338(h)(10) Elections, arising from the Pre-Closing Reorganization or the settlement of intercompany accounts pursuant to Section 5.7); (ii) any Taxes of any member of the Seller Group (other than any member of the Alkali Group) for which any member of the Alkali Group is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable state, local or foreign Law); (iii) any Taxes imposed with respect to any Transferred Assets or Assumed Liabilities for any Pre-Closing Period and any Taxes imposed with respect to any Excluded Assets or Excluded Liabilities for any period; (iv) any Taxes arising out of or resulting from any breach by Seller of any covenant or agreement of Seller contained in this Agreement; (v) any Taxes attributable to any breach or inaccuracy in any representation or warranty made in Section 3.13(c); (vi) any Taxes for which Seller is responsible under Section 7.11 and (vii) reasonable out-of-pocket fees and expenses attributable to any item described in clauses (i) to (vi); provided, however, that Seller shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Purchaser Indemnified Tax Parties from and against (A) any Taxes to the extent such Taxes were reflected as a reserve or liability in Working Capital on the Final Post-Closing Adjustment Statement and (B) any Taxes for which Purchaser is responsible pursuant to Section 7.2.

7.2              Tax Indemnification by Purchaser. Effective as of and after the Closing Date, Purchaser and the members of the Alkali Group shall pay or cause to be paid, and shall jointly and severally indemnify Seller and its Affiliates (collectively, the “Seller Tax Indemnified Parties”) and hold each Seller Tax Indemnified Party harmless from and against, without duplication, (i) any Taxes imposed on or with respect to any member of the Alkali Group for any Post-Closing Period; (ii) any Taxes imposed with respect to any Transferred Assets or Assumed Liabilities for any Post-Closing Tax Period; (iii) any Taxes arising from any action taken or transaction entered into by Purchaser or any member of the Alkali Group outside the ordinary course of business on the Closing Date after the Closing; (iv) any Taxes to the extent such Taxes were reflected as a reserve or liability in Working Capital on the Final Post-Closing Adjustment Statement; (v) any Taxes arising out of or resulting from any breach of any covenant or agreement of Purchaser contained in this Agreement; (vi) any Taxes for which Purchaser is responsible under Section 7.11; and (vii) any reasonable out-of-pocket fees and expenses attributable to any item described in clauses (i) to (vi).

7.3              Straddle Periods. To the extent permitted or required by applicable Law, the taxable year of each of the members of the Alkali Group that includes the Closing Date shall be treated as closing on (and including) the Closing Date. To the extent not permitted or required by applicable Law, for purposes of this Agreement, in the case of any Straddle Period, (i) Property Taxes of the members of the Alkali Group or with respect to the Transferred Assets allocable to the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) Taxes (other than Property Taxes) of the members of the Alkali Group or with respect to the Transferred Assets allocable to the Pre-Closing Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.

7.4             Tax Returns.

(a)       Seller shall prepare and timely file or shall cause to be prepared and timely filed (i) any Tax Return of a member of the Seller Group or of an Affiliated Group that includes any member of the Seller Group (including any Combined Tax Return) and (ii) any Tax Return (other than any Combined Tax Return) required to be filed by or with respect to any member of the Alkali Group for any taxable period that ends on or before the Closing Date (a “Pre-Closing Separate Tax Return”). Seller shall timely file or cause to be timely filed any Combined Tax Return and any Pre-Closing Separate Tax Return that is required to be filed on or before the Closing Date (taking into account any extensions). Seller shall deliver, or cause to be delivered, to Purchaser all Pre-Closing Separate Tax Returns that are required to be filed after the Closing Date at least fifteen (15) days prior to the due date for filing such Tax Returns (taking into account any extensions) and Purchaser shall timely file or cause to be timely filed such Tax Returns. If Purchaser objects, Purchaser shall provide such objection in writing to Seller within ten (10) days of receipt of any such Pre-Closing Separate Tax Return and Seller shall consider in good faith any reasonable comments received from Purchaser and Seller and Purchaser shall cooperate to resolve any remaining disagreement. Purchaser shall not amend or revoke any Tax Return described in the immediately preceding sentence (or any notification or election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). At Seller’s request, Purchaser shall file, or cause to be filed, amended Pre-Closing Separate Tax Returns. Purchaser shall promptly provide (or cause to be provided) to Seller any information reasonably requested by Seller to facilitate the preparation and filing of any Tax Returns described in this Section 7.4(a), and Purchaser shall use commercially reasonable efforts to prepare (or cause to be prepared) such information in a manner and on a timeline requested by Seller, which information and timeline shall be consistent with the past practice of the relevant member of the Alkali Group.

(b)      Except for any Tax Return required to be prepared by Seller pursuant to Section 7.4(a), Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the members of the Alkali Group. In the case of any such Tax Return for a Straddle Period (a “Straddle Period Separate Tax Return”), Purchaser shall prepare or cause to be prepared such Tax Return in a manner consistent with past practices of the relevant member of the Alkali Group (except to the extent otherwise required by a change in Law). Purchaser shall deliver to Seller for its review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of such Straddle Period Separate Tax Returns at least thirty (30) days prior to the due date therefor (taking into account any extensions). Seller shall provide any comments to Purchaser within ten (10) days of receipt of any such Straddle Period Separate Tax Return and Purchaser shall revise such Straddle Period Separate Tax Return to reflect any reasonable comments received from Seller. Purchaser shall not amend or revoke any such Straddle Period Separate Tax Returns (or any notification or election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). At Seller’s reasonable request and expense, Purchaser shall file, or cause to be filed, amended Straddle Period Separate Tax Returns.

7.5             Certain Tax Benefits, Refunds, Credits and Carrybacks.

(a)       Seller shall be entitled to any Tax Benefit arising from any Tax Item arising in respect of any payment, loss, obligation, liability or Tax that Seller or any of its Affiliates are responsible for under this Agreement or otherwise, and Purchaser acknowledges and agrees that neither Purchaser nor any of its Affiliates (including, after the Closing Date, the members of the Alkali Group) shall claim any such Tax Item on any Tax Return for a Post-Closing Period; provided, however, that if any such Tax Item is not permitted by applicable Law to be claimed on a Tax Return for which Seller has filing responsibility pursuant to Section 7.4(a) and is permitted by applicable Law to be claimed on a Tax Return for which Purchaser has filing responsibility pursuant to Section 7.4(b), then Purchaser shall claim such Tax Item and pay to Seller the amount of any Tax Benefit resulting from such Tax Item.

(b)      Seller shall be entitled to (i) any refunds or credits of or against any Taxes for which Seller is responsible under Section 7.1, and (ii) any refunds or credits to which Seller is entitled under Section 7.5(a) or (c); provided that Seller shall not be entitled to any refunds to the extent such refunds were reflected as an asset in Working Capital on the Final Post-Closing Adjustment Statement. Purchaser shall be entitled to any refunds or credits of any member of the Alkali Group of or against any Taxes of such member other than refunds or credits to which Seller is entitled pursuant to the foregoing sentence. Any refunds or credits of or against Taxes of the members of the Alkali Group or with respect to the Transferred Assets for any Straddle Period shall be equitably apportioned between Seller and Purchaser in accordance with the principles set forth in Section 7.3 and the first sentence of this Section 7.5(b). Each Party shall pay, or cause its Affiliates to pay, to the Party entitled to a refund or credit of Taxes under this Section 7.5(b), the amount of such refund or credit (including any interest paid thereon and net of any Taxes to the Party receiving such refund or credit in respect of the receipt or accrual of such refund or credit, and net of any reasonable expenses incurred in obtaining such refund or credit) in readily available funds within fifteen (15) days of the actual receipt of such refund or credit or the application of such refund or credit or against amounts otherwise payable.

(c)       Purchaser shall cause the members of the Alkali Group to carry forward or carry back, where permitted by applicable Law, any item of loss, deduction or credit which arises in any taxable period ending after the Closing Date (a “Subsequent Loss”) into any taxable period beginning after the Closing Date, if a carry back of such Subsequent Loss into any taxable period beginning before the Closing Date could relate to or affect any Tax for which Seller is responsible pursuant to Section 7.1 or otherwise. If any such Subsequent Loss is not permitted by applicable Law to be carried forward or carried back into any taxable period beginning after the Closing Date, Seller shall be entitled to any refund of, or credit against, Taxes resulting from any carry back of such Subsequent Loss into any taxable period beginning on or before the Closing Date.

7.6             Tax Contests.

(a)       If any Tax Authority asserts a Tax Claim, then the Party to this Agreement first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other Party or Parties to this Agreement; provided, however, that the failure of such Party to give such prompt notice shall not relieve the other Party of any of its obligations under this Article VII, except to the extent that the other Party is actually prejudiced by such failure. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Tax Authority.

(b)      In the case of a Tax Proceeding of or with respect to any member of the Alkali Group for any taxable period ending on or before the Closing Date (other than a Tax Proceeding described in Section 7.6(c)), Seller shall have the exclusive right and obligation to conduct, at its own expense, such Tax Proceeding; provided, that Seller shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, if such settlement, compromise or abandonment could have an adverse effect that is material on Purchaser or any of its Affiliates for any Post-Closing Period.

(c)       In the case of a Tax Proceeding of or with respect to any member of the Alkali Group for any Straddle Period, the Controlling Party shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided that (i) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Tax Proceeding, (iii) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iv) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (v) the Non-Controlling Party shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the relevant Tax Authority, and (vi) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed. For purposes of this Agreement, “Controlling Party” shall mean Purchaser if Purchaser and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding or Seller if Seller and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding; and “Non-Controlling Party” means whichever of Seller or Purchaser is not the Controlling Party with respect to such Tax Proceeding.

(d)      Notwithstanding anything to the contrary in this Agreement, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Seller or any other member of the Seller Group or (ii) any Tax Return of a consolidated, combined or unitary group that includes any member of the Seller Group (including any Combined Tax Return).

7.7             Cooperation and Exchange of Information.

(a)       Not more than thirty (30) days after the receipt of a request from Seller, Purchaser shall, and shall cause its Affiliates to, use commercially reasonable efforts to provide to Seller a package of Tax information materials, including schedules and work papers, reasonably requested by Seller to enable Seller to prepare and file all Tax Returns required to be prepared and filed by it with respect to any member of the Alkali Group. Purchaser shall prepare such package completely and accurately, in good faith and in a manner consistent with Seller’s past practice.

(b)       Each Party shall, and shall cause its Affiliates to, provide to the other Party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article VII or a right to refund of Taxes, or (iii) conducting any Tax Proceeding. Such cooperation and information shall include providing reasonably necessary powers of attorney to the extent consistent with the provisions of this Article VII, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Tax Authorities, and relevant records concerning the ownership and Tax basis of property and other information, which any such Party may possess. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(c)       Each Party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) ten years (10) following the due date (without extension) for such Tax Returns. Thereafter, the Party holding such Tax Returns or other documents may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other Party’s own expense.

7.8              Tax Sharing Agreements. To the extent relating to any member of the Alkali Group, Seller shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any member of the Alkali Group, on the one hand, and any member of the Seller Group, on the other hand, are parties, and neither Seller nor any of its Affiliates nor any member of the Alkali Group shall have any rights or obligations thereunder after the Closing.

7.9              Tax Treatment of Payments. Except to the extent otherwise required by applicable Law (including pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law)), Seller and Purchaser shall (and shall cause their respective Affiliates to) treat any and all payments under this Article VII, Section 2.13, and Article X as an adjustment to the purchase price for Tax purposes.

7.10            Certain Tax Elections. Except for the Section 338(h)(10) Elections, Purchaser shall not make, and shall cause its Affiliates (including, after the Closing, the members of the Alkali Group) not to make, any election with respect to any member of the Alkali Group (including any election pursuant to Treasury Regulation Section 301.7701-3), which election would be effective or have effect on or prior to the Closing Date. Seller and Purchaser shall, or shall cause their relevant Affiliates to, join in making a timely and irrevocable election under Section 338(h)(10) of the Code (and any corresponding elections under state or local Tax Law) with respect to the purchase and sale of the shares of Alkali Holdco (and the deemed purchase and sale of the shares of each other entity referred to in Section 3.13(c)) (collectively, the “Section 338(h)(10) Elections”). Seller and Purchaser shall cooperate in the preparation of all forms, attachments and schedules necessary to effectuate the Section 338(h)(10) Elections, including IRS Forms 8023 and 8883 and any analogous forms under applicable state and local Tax Laws (collectively, the “Section 338(h)(10) Forms”), in each case, in a manner consistent with the Allocation. Purchaser and Seller shall, or shall cause their relevant Affiliates to, timely file such Section 338(h)(10) Forms with the applicable Tax Authorities. Seller and Purchaser agree that neither of them shall, or shall permit any of its Affiliates to, revoke the Section 338(h)(10) Elections following the filing of the Section 338(h)(10) Forms without the prior written consent of the other Party. Seller and Purchaser shall, and shall cause their respective Affiliates to, (i) file all Tax Returns in a manner consistent with the Section 338(h)(10) Elections, the Section 338(h)(10) Forms and the Allocation and (ii) take no position contrary thereto, except to the extent required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law). At the Closing, Purchaser and Seller shall each deliver to the other Party one or more duly executed IRS Forms 8023 reflecting the Section 338(h)(10) Elections and, as applicable, one or more duly executed analogous forms required pursuant to state or local Law reflecting the Section 338(h)(10) Elections.

7.11           Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Seller and Purchaser shall each pay fifty (50) percent of any applicable Transfer Taxes when due. The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other Party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

7.12           Timing of Payments. Any indemnity payment required to be made pursuant to this Article VII shall be made within ten (10) days after the Indemnified Party makes written demand upon the Indemnifying Party, but in no case earlier than five (5) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable Tax Authority.

7.13           Survival; Tax Matters Coordination. The indemnification obligations under this Article VII and the representations and warranties set forth in Section 3.13(c) shall survive until thirty (30) days following the expiration of the applicable statutory periods of limitation, (ii) the representations and warranties set forth in Section 3.13 (other than those set forth in Section 3.13(c)) shall not survive the Closing, and (iii) all other covenants and agreements contained in this Article VII shall survive the Closing in accordance with their terms. Notwithstanding anything to the contrary in this Agreement, (i) indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article VII and Section 10.1, and (ii) the provisions of Article X (other than Section 10.1) shall not apply to indemnification with respect to Taxes or the procedures relating thereto.

Article VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

8.1             Conditions to Obligation of Each Party to Close. The respective obligations of each Party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

(a)       Antitrust Approvals. The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

(b)      No Injunctions. There shall not be in effect any Order by a Governmental Entity restraining, enjoining, having the effect of making the Sale illegal or otherwise prohibiting the consummation of the Sale.

(c)       No Illegality. No Law shall have been enacted, entered, promulgated and remain in effect that prohibits or makes illegal the consummation of the Sale.

8.2             Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by Purchaser, in its sole discretion, on or prior to the Closing Date of all of the following conditions:

(a)       Representations and Warranties. (i) The representations and warranties of Seller set forth in Article III which are qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties of Seller set forth in Article III which are not qualified by a “Material Adverse Effect” qualification shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be so true and correct as have not had and would not reasonably be expected to have, in individually or in the aggregate, a Material Adverse Effect; provided, however, that, with respect to clauses (i) and (ii) of this Section 8.2(a), representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii) of this Section 8.2(a), as applicable), only as of such date or period; provided, further that the representations and warranties of Seller set forth in Section 3.2(a), other than de minimis exceptions, and the last sentence of Section 3.6 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than such specified representations and warranties that by their terms speak as of another date, which representations and warranties shall be so true and correct to the extent applicable as of such other date).

(b)      Covenants and Agreements. The covenants and agreements of Seller to be performed on or before the Closing in accordance with this Agreement other than the covenant set forth in Section 5.23 shall have been performed in all material respects and the covenant set forth in Section 5.23 shall have been performed in all respects.

(c)       Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions specified in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d)      Pre-Closing Reorganization. The Pre-Closing Reorganization shall have occurred in all material respects in accordance with the Contribution Agreement.

8.3             Conditions to Seller’s Obligation to Close. Seller’s obligation to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by Seller, in its sole discretion, on or prior to the Closing Date of all of the following conditions:

(a)       Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except as would not reasonably be expected to impair in any material respect the ability of Purchaser to perform its obligations under this Agreement or any Ancillary Agreement or prevent or materially delay the consummation of the Sale; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct only as of such date or period; provided, further, that the representations and warranties of Purchaser set forth in Section 4.4 and Section 4.7 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

(b)      Covenants and Agreements. The covenants and agreements of Purchaser to be performed on or before the Closing in accordance with this Agreement shall have been performed in all material respects.

(c)       Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

8.4             Frustration of Closing Conditions. Neither Seller nor Purchaser may rely on the failure of any condition set forth in Sections 8.1, 8.2 or 8.3 , as the case may be, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

Article IX

TERMINATION

9.1             Termination. This Agreement may be terminated at any time prior to the Closing:

(a)       by mutual written consent of Seller and Purchaser;

(b)      by either Seller or Purchaser, if:

(i)                the Closing shall not have occurred on or before June 30, 2015 (as may be extended pursuant to this Section 9.1(b)(i), the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party whose failure or whose Affiliate’s failure to perform any covenant or obligation under this Agreement has been the primary cause of or has primarily resulted in the failure of the transactions contemplated by this Agreement to occur on or before the Outside Date. The Parties acknowledge and agree that either Party, in its sole discretion, may extend the Outside Date by written notice to the other Party delivered not later than June 23, 2015, to a date not later than September 30, 2015;

(ii)                if any Order issued, or Law enacted, entered or promulgated, by a Governmental Entity permanently restrains, enjoins or prohibits or makes illegal the consummation of the Sale in a manner that would give rise to the failure of a condition set forth in Section 8.1(b) or Section 8.1(c), and such Order or Law becomes effective (and, in the case of any Order, final and nonappealable) (except for Orders relating to Antitrust Laws, which shall be governed by Section 9.1(b)(iii)); or

(iii)               if any Governmental Entity that must grant a permit, authorization, consent, approval, expiration or termination in order for the Parties to consummate the Sale shall have denied such grant in a manner that would give rise to the failure of a condition set forth in Section 8.1(a) and such denial shall have become final and nonappealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall have complied in all material respects with its obligations under Section 5.3;

(c)       by Seller if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b) and (B) (x) cannot be cured prior to the Outside Date or (y) has not been cured or waived prior to the date that is thirty (30) days from the date that Purchaser is notified by Seller in writing of such breach or failure to perform; provided further that Seller is not then in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied;

(d)       by Purchaser if Seller shall have breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b) and (B) (x) cannot be cured prior to the Outside Date or (y) has not been cured or waived prior to the date that is thirty (30) days from the date that Seller is notified by Purchaser in writing of such breach or failure to perform; provided further that Purchaser is not then in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied; or

(e)       by Seller if (i) all the conditions set forth in Sections 8.1 and 8.2 have been satisfied or waived (other than those conditions that, by their nature, can only be satisfied or waived at the Closing, but which would be capable of being satisfied if the Closing Date were the date of such termination) and (ii) Purchaser fails to consummate the Closing by the date the Closing should have occurred pursuant to Section 2.9, subject to the terms and conditions of this Agreement, within five (5) Business Days following the date the Closing should have occurred pursuant to Section 2.9 and Seller confirms in writing that it stands ready, willing and able to consummate the Closing throughout such time; provided that no Party shall be entitled to terminate this Agreement pursuant to Section 9.1(b)(i) during such five (5) Business Day period.

9.2              Notice of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating Party to the other Party to this Agreement.

9.3              Effect of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no liability on the part of any Party to this Agreement, except as set forth in this Section 9.3; provided, however, that (a) the provisions of Section 5.2 (Confidentiality), the last sentence of Section 5.3(e) (Efforts), Section 5.6 (Public Announcements), Section 5.10 (Litigation Support) and Article XI (General Provisions) shall survive any termination of this Agreement and nothing in this Agreement shall relieve either Party hereto from liability for failure to perform the obligations thereunder, and (b) nothing in this Agreement shall relieve either Party hereto from liability for any fraud or intentional breach of this Agreement. The obligation of the Parties under the Confidentiality Agreement shall survive termination of this Agreement unchanged.

9.4              Extension; Waiver. At any time prior to the Closing, either Seller or Purchaser may (a) extend the time for performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other Party contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver.

Article X

INDEMNIFICATION

10.1          Survival of Representations, Warranties, Covenants and Agreements.

(a)       The representations, warranties, covenants and agreements of Seller contained in this Agreement shall survive the Closing until the date that is twelve (12) months after the Closing Date; provided, however, that (i) the representations and warranties made pursuant to Sections 3.1 (Organization and Qualification; Subsidiaries), 3.2 (Capitalization of the Members of the Alkali Group), 3.3 (Authority Relative to this Agreement), and 3.18 (Brokers) (collectively, the “Fundamental Representations”), shall survive until the date that is the third (3rd) anniversary of the Closing Date; (ii) the representations and warranties made pursuant to Section 3.13 (Taxes) shall not survive the Closing (except that the representations and warranties made pursuant to Section 3.13(c) (Taxes) shall survive the Closing as provided in Section 7.13), (iii) the representations and warranties made pursuant to Section 3.14 (Environmental Matters) shall survive until the date that is the second (2nd) anniversary of the Closing Date and (iv) any covenant and agreement to be performed, in whole or in part, after the Closing Date shall survive the Closing in accordance with its terms. Written notice of a claim must be given by Purchaser to Seller in accordance with the provisions hereof prior to the expiration of the applicable representations, warranties, covenants or agreements; provided that written notice of a claim with respect to a covenant or agreement to be performed, in whole or in part, after the Closing Date, must be given by Purchaser to Seller no later than six (6) months following the expiration of such covenant or agreement in accordance with its terms.

(b)       The representations, warranties, covenants and agreements of Purchaser contained in this Agreement shall survive the Closing until the date that is twelve (12) months after the Closing Date; provided, however, that (i) the representations and warranties made pursuant to Sections 4.1 (Organization and Qualification; Subsidiaries), 4.2 (Authority Relative to this Agreement), and 4.7 (Broker’s Fees) shall survive until the date that is the third (3rd) anniversary of the Closing Date and (ii) any covenant and agreement to be performed, in whole or in part, after the Closing Date shall survive the Closing in accordance with its terms. Written notice of a claim must be given by Seller to Purchaser in accordance with the provisions hereof prior to the expiration of the applicable representations, warranties, covenants or agreements; provided that written notice of a claim with respect to a covenant or agreement to be performed, in whole or in part, after the Closing Date, must be given by Seller to Purchaser no later than six (6) months following the expiration of such covenant or agreement in accordance with its terms.

10.2          Indemnification by Seller.

(a)       Subject to the provisions of this Article X and except with respect to indemnification for Taxes, effective as of and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates (including members of the Alkali Group) and their respective managers, officers, directors, employees, representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of or relating to (i) any inaccuracy or breach of any representation or warranty of Seller contained in Article III of this Agreement (except for Section 3.13 (Taxes)) or in any schedule or certificate delivered hereunder, (ii) any nonfulfillment or breach of any covenant or agreement of Seller contained in this Agreement or in any schedule or certificate delivered hereunder, and (iii) any Excluded Liabilities (other than Taxes).

(b)      Notwithstanding any other provision to the contrary, Seller shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses pursuant to Section 10.2(a)(i):

(i)               to the extent that such Losses were included in the calculation of Working Capital and reflected or reserved for on the Final Post-Closing Adjustment Statement or otherwise included in the calculation of the Post-Closing Adjustment;

(ii)              unless such claim individually or a series of related claims involves Losses in excess of $250,000 (the “De Minimis Amount”), it being understood that if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Purchaser Indemnified Parties’ Losses under this Section 10.2(b);

(iii)              until the aggregate amount of the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(i) exceeds $16,400,000 (the “Deductible”), it being understood that if such Losses exceed the Deductible, Seller shall be obligated for only the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(i) in excess of the Deductible; and

(iv)              for any Losses under Section 10.2(a)(i) to the extent that the aggregate amount of such Losses exceed $164,000,000 (the “Cap”).

(c)       Notwithstanding any other provision to the contrary (including Section 10.2(b)), no claim for indemnification pursuant to Section 10.2(a)(i) either (i) arising out of or resulting from any inaccuracy or breach of a Fundamental Representation or (ii) constituting fraud of Seller or its Affiliates shall be subject to the De Minimis Amount, the Deductible or the Cap.

10.3          Indemnification by Purchaser.

(a)       Subject to the provisions of this Article X and except with respect to indemnification for Taxes, effective as of and after the Closing, Purchaser and the members of the Alkali Group shall jointly and severally indemnify, defend and hold harmless Seller and its Affiliates, and their respective managers, officers, directors, employees, representatives, successors and assigns (collectively, the “Seller Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Seller Indemnified Parties arising by reason of or resulting from (i) any inaccuracy or breach of any representation or warranty of Purchaser contained in Article IV of this Agreement or in any schedule or certificate delivered hereunder; (ii) any nonfulfillment or breach of any covenant or agreement of Purchaser contained in this Agreement or in any schedule or certificate delivered hereunder; and (iii) any Assumed Liabilities (other than Taxes).

(b)      Notwithstanding any other provision to the contrary, Purchaser shall not be required to indemnify, defend or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Losses pursuant to Section 10.3(a)(i), (i) unless such claim individually or a series of related claims involves Losses in excess of the De Minimis Amount, it being understood that if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of Seller Indemnified Parties’ Losses under this Section 10.3(b), (ii) until the aggregate amount of Seller Indemnified Parties’ Losses under Section 10.3(a)(i) exceeds the Deductible, it being understood that if such Losses exceed the Deductible, Purchaser shall be obligated for only Seller Indemnified Parties’ Losses under Section 10.3(a)(i) in excess of the Deductible, and (iii) for any Losses of Purchaser under Section 10.3(a)(i) to the extent that the aggregate amount of such Losses exceed the Cap.

(c)       Notwithstanding any other provision to the contrary, (including Section 10.3(b)), no claim for indemnification pursuant to Section 10.3(a)(i) either (i) arising out of or resulting from any inaccuracy or breach of the representations and warranties set forth in Sections 4.1 (Organization and Qualification; Subsidiaries), 4.2 (Authority Relative to this Agreement), and 4.7 (Broker’s Fees) or (ii) constituting fraud of Purchaser or its Affiliates shall be subject to the De Minimis Amount, the Deductible or the Cap.

10.4          Indemnification Procedures.

(a)       A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the Party or Parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened Action, Order, claim or demand that the Indemnified Party has determined gives or would reasonably be expected to give rise to a right of indemnification under such agreement (including a pending or threatened Action, Order, claim or demand asserted by a third Party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X except to the extent that the Indemnifying Party is prejudiced by such failure, it being agreed that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 10.1 for such representation, warranty, covenant or agreement.

(b)      Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 10.2(a) or Section 10.3(a), the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided that, if the Indemnifying Party assumes the defense and control of such Third Party Claim, the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim (but not control or make decisions related thereto) with its own counsel and at its own expense. If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 10.4(b), the Indemnified Party shall be entitled to assume and control such defense; provided that the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim (but not control or make decisions related thereto) with its own counsel and at its own expense. If the Indemnifying Party assumes the defense and control of a Third Party Claim, the Indemnifying Party shall select counsel, contractors and consultants of recognized standing and competence and shall use commercially reasonable efforts in the defense or settlement of such Third Party Claim. Purchaser or Seller, as the case may be, shall, and shall cause each of their Affiliates and representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided that (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) if such settlement or judgment involves any injunctive relief binding on any of the Indemnified Parties or any finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party, and (ii) the Indemnifying Party shall (A) pay or cause to be paid all amounts in such settlement or judgment (other than to the extent that such liabilities would constitute Losses to which the De Minimis Amount, Deductible or Cap would be applicable in accordance with the applicable provisions of Sections 10.2(b) and 10.3(c) or Sections 10.3(b) and 10.3(c), as applicable) and (B) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of the Indemnified Parties potentially affected by such Third Party Claim. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party; provided that, notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such claim if it irrevocably waives in a writing delivered to the Indemnifying Party any right to indemnity therefor under this Agreement.

10.5          Exclusive Remedy and Release. Except in the case of fraud and except with respect to (a) the matters covered by Section 2.4, 2.11, 2.12, 2.13, or 11.11, (b) the Ancillary Agreements and (c) with respect to any matter relating to Taxes (which shall be governed exclusively by Article VII), Purchaser and Seller acknowledge and agree that, following the Closing, the indemnification provisions of Sections 10.2 and 10.3 shall be the sole and exclusive remedies of Seller and Purchaser, respectively, and their respective Affiliates, including with respect to Purchaser after the Closing, the members of the Alkali Group, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability or otherwise) that each Party may at any time suffer or incur, or become subject to, as a result of, or in connection with the transactions contemplated by this Agreement and the Sale, including any breach of any representation or warranty in this Agreement by any Party, or any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement. Without limiting the generality of the foregoing, the Parties hereto hereby irrevocably waive any right of rescission they or their respective Affiliates may otherwise have or to which they may become entitled.

10.6          Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Article X, all Losses shall be net of any third-party insurance and indemnity proceeds that are actually recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if third-party insurance or indemnification proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made). Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article X, the Indemnifying Party shall be subrogated, to the extent of such payment, to any and all rights that the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any and all such rights to the Indemnifying Party. Notwithstanding any other provision to the contrary, for purposes of determining whether there has been a breach or inaccuracy of any representation or warranty, or the amount of any Loss related to any such breach or inaccuracy, under Section 10.2(a)(i) or Section 10.3(a)(i), the representations and warranties set forth in this Agreement and in any certificate furnished pursuant to this Agreement shall be considered without giving effect to any materiality limitation or qualification (including the terms “material” or “Material Adverse Effect”) (other than references to “material” or “Material Adverse Effect” (x) solely with respect to the standard that must be met to create an obligation to include items in a list set forth in a Disclosure Schedule or (y) contained within the definitions of “Permitted Lien” and “Environmental Permit”); provided, that this sentence shall not apply to the representations and warranties set forth in Section 3.5(a), 3.5(b), the last sentence of Section 3.6 or Section 3.14(a)(ii).

10.7          Limitation of Liability. In no event shall any Indemnifying Party have liability to any Indemnified Party for any consequential, special, incidental, indirect or punitive damages, including actual or potential lost profits; provided that, in each case, such limitation shall not limit recovery to the extent any such damages are payable to a Third Party as part of a Third Party Claim against an Indemnified Party that is indemnifiable hereunder. Any Liability for indemnification hereunder shall be determined without duplication of recovery by reason of state of facts giving rise to such Liability constituting a breach of more than one representation, warranty, covenant or agreement.

Article XI

GENERAL PROVISIONS

11.1          Interpretation; Absence of Presumption.

(a)       It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule or Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedule or Purchaser Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedule or Purchaser Disclosure Schedule is or is not material for purposes of this Agreement.

(b)      For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form; (viii) provisions shall apply, when appropriate, to successive events and transactions; (ix) the headings contained in this Agreement and the Ancillary Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the Ancillary Agreements; (x) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (xi) a reference to any Person includes such Person’s successors and permitted assigns; (xii) any reference to “days” means calendar days unless Business Days are expressly specified; (xiii) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end at the close of business on the next succeeding Business Day; and (xiv) the words “in the ordinary course of business” when used in this Agreement and the Ancillary Agreements shall be deemed to be followed by the words “consistent with past practice” unless otherwise specified. If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the members of the Alkali Group.

(c)       Any disclosure with respect to a Section or schedule of this Agreement, including any Section of the Seller Disclosure Schedule or Purchaser Disclosure Schedule, shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Seller Disclosure Schedule or Purchaser Disclosure Schedule, to the extent that the relevance of such disclosure to such other sections or schedules is reasonably apparent on the face of such disclosure.

11.2          Headings; Definitions. The section and article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

11.3          Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a)       This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts executed and to be performed wholly within such State and without reference to the choice-of-law principles that would result in the application of the Laws of a different jurisdiction.

(b)      Each Party irrevocably submits to the jurisdiction of the Court of Chancery of the State of Delaware (or, solely if such court declines jurisdiction, in any federal court located in the State of Delaware) any Action arising out of or relating to this Agreement or the Debt Financing, and hereby irrevocably agrees that all claims in respect of such Action may be heard and determined in such court. Each Party hereby irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action. The Parties further agree, (i) to the extent permitted by Law, that final and unappealable judgment against any of them in any Action contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment and (ii) that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7.

(c)       EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT (INCLUDING ANY SUIT, ACTION OR OTHER PROCEEDING AGAINST OR INVOLVING ANY DEBT FINANCING SOURCE, INCLUDING THEIR RESPECTIVE SUCCESSORS AND PERMITTED ASSIGNS), OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.3. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.3 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

(d)      Notwithstanding anything herein to the contrary, each Party agrees (i) that (x) any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, against a Financing Source in connection with this Agreement, the Debt Financing, any Alternative Financing, the Debt Commitment Letters or the Fee Letters (or any commitment letter or fee letter in connection with an Alternative Financing) or the transactions or services contemplated hereby or thereby shall be brought exclusively in a state or federal court sitting in the Borough of Manhattan within the City of New York, New York and the appellate courts thereof, (y) it will not permit any of its controlled Affiliates to bring or support anyone else in bringing such claim, suit, action or proceeding in any court other than a state or federal court sitting in the Borough of Manhattan within the City of New York, New York and (z) each Party submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (ii) that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 11.7 shall be effective service of process against it for any such action brought in any such court, (iii) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court, (iv) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (v) that the Laws of the State of New York shall govern any such Action and (vi) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to clause (c) of this Section 11.3.

11.4          Entire Agreement. This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto and the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes any prior discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement, written or oral, and there are no agreements, understandings, representations or warranties between the Parties other than those set forth or referred to in this Agreement. In the case of a conflict between the terms and conditions of the Contribution Agreement, on the one hand, and the terms and conditions of this Agreement, on the other hand, this Agreement shall govern and control.

11.5          No Third Party Beneficiaries. Except for (i) Sections 5.13, 10.2 and 10.3, which are intended to benefit, and to be enforceable by, the Persons specified therein, and (ii) Section 11.3(d), Section 11.5, the last sentence of Section 11.8, Section 11.9, the last sentence of Section 11.11 and Section 11.16, which are intended to benefit and to be enforceable by the Debt Financing Sources (it being understood that the Debt Financing Sources shall be third-party beneficiaries of such provisions), this Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, is not intended to confer on or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

11.6          Expenses. Except as set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses unless expressly otherwise contemplated in this Agreement; provided, however, that the expenses of the members of the Alkali Group in connection with seeking consents and approvals required pursuant to Section 5.3, 5.5 or 5.14 of this Agreement shall be borne by Purchaser.

11.7          Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and upon delivery if delivered by hand, one (1) Business Day after being sent by courier or overnight delivery service, three (3) Business Days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when sent in the form of a facsimile and receipt confirmation is received, and shall be directed to the address or facsimile number set forth below (or at such other address or facsimile number as such Party shall designate by like notice):

(a)      If to Seller:

FMC Corporation
1735 Market Street
Philadelphia, Pennsylvania 19103
Attention: General Counsel
Facsimile: (215) 299-6728

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Daniel A. Neff
                 Gordon S. Moodie
Facsimile: (212) 403-2000

(b)     If to Purchaser or Parent:

Tronox US Holdings Inc.
263 Tresser Boulevard, Suite 1100
Stamford, CT 06901
Attention: General Counsel
Facsimile: (203) 705-3703

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attention: R. Scott Falk, P.C.
Richard M. Brand
Facsimile: (212) 446-6460

11.8          Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties to this Agreement and their respective successors and assigns; provided, however, that no Party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of the other Party to this Agreement. Notwithstanding anything to the contrary included in the preceding sentence, Purchaser may, without the consent of Seller, collaterally assign this Agreement, in whole or in part, to any Debt Financing Source as collateral security.

11.9          Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought. Either Party to this Agreement may, only by an instrument in writing, waive compliance by the other Party to this Agreement with any term or provision of this Agreement on the part of such other Party to this Agreement to be performed or complied with. The waiver by any Party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Notwithstanding anything to the contrary contained herein, Section 11.3(d), Section 11.5, the last sentence of Section 11.8, the last sentence of Section 11.11, Section 11.16 and this Section 11.9 and (and any other provision of this Agreement to the extent a modification, waiver or termination of such provision that would modify the substance of such Sections) may not be amended, supplemented, waived or otherwise modified in any manner that impacts or is otherwise adverse in any respect to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

11.10       Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

11.11       Specific Performance. The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction. The foregoing is in addition to any other remedy to which any Party is entitled at law, in equity or otherwise. The Parties further agree that nothing set forth in this Section 11.11 shall require any Party to institute any Action for (or limit any Party’s right to institute any Action for) specific performance under this Section 11.11 prior to or as a condition to exercising any termination right under Article IX (and pursuing damages after such termination). If any Party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by (x) the amount of time during which such action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such action. The Parties agree that, notwithstanding anything herein to the contrary, Seller shall be entitled to specific performance (or any other equitable relief) to cause Purchaser to consummate the transactions contemplated hereby. For the avoidance of doubt, in no event shall Seller be entitled to seek any remedy of specific performance or other equitable remedies directly against any Debt Financing Source.

11.12       Bulk Sale Laws. Purchaser hereby waives compliance by Seller and the other members of the Seller Group, in connection with the transactions contemplated hereby, with the provisions of any applicable bulk sales or bulk transfer or similar Law.

11.13       No Admission. Nothing herein shall be deemed an admission by Seller or any of its Affiliates, in any Action or proceeding involving a third party, that Seller or any of its Affiliates or any such third party is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

11.14       Counterparts. This Agreement may be executed in one or more counterparts, and by either of the Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

11.15       Parent Guarantee.

(a)      Parent, as primary obligor and not merely as surety, absolutely, irrevocably and unconditionally guarantees the full and timely payment and performance of the obligations of Purchaser (the “Guaranteed Obligations”) when due and payable or required to be performed, as applicable, in accordance with this Agreement and the Ancillary Agreements. This is a guarantee of payment and performance, and not of collectability. The obligations of the Parent under this Section 11.15(a) are absolute and unconditional in respect of satisfying the Guaranteed Obligations and shall be enforceable against Parent to the same extent as if Parent were the primary obligor (and not merely a surety) under this Agreement and the Ancillary Agreements. It shall not be necessary for Seller (and Parent hereby waives any rights which Parent may have to require Seller), in order to enforce the obligations of Parent hereunder, first to (a) institute suit or exhaust its remedies against Purchaser or any other Person, (b) join Purchaser or any other Person in any action seeking to enforce any such agreement or (c) resort to any other means of obtaining payment or enforcement of the obligations of Purchaser; provided that, for the avoidance of doubt, any defenses or counterclaims that would be available to Purchaser shall be available to Parent hereunder (other than to the extent expressly waived in this Section 11.15(a) or otherwise arising from any insolvency, bankruptcy, arrangement, adjustment, composition or liquidation of Purchaser). Seller shall not be required to take any action to reduce, collect or enforce the obligations of Purchaser when due under this Agreement or any Ancillary Agreement. Parent waives notice of protest, proof of non-payment, default or breach by Purchaser, promptness, diligence, notice of acceptance of this guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of any Guaranteed Obligations incurred, all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect. Parent agrees to each of the following, and agrees that its obligations under this Agreement and the Ancillary Agreements as a result of this Section 11.15(a) shall not be released, diminished, impaired, reduced or adversely affected by any of the following, and waives any common law, equitable, statutory or other rights (including rights to notice except for notices required to be given by Seller to Purchaser or Parent pursuant to this Agreement) which Parent might otherwise have as a result of or in connection with (i) any renewal, extension, increase, modification, alteration or rearrangement of all or any part of the obligations of Purchaser pursuant to this Agreement or any Ancillary Agreement, (ii) any insolvency, bankruptcy, arrangement, adjustment, composition, liquidation, disability, dissolution, asset sale or transfer or change of structure, ownership or organization of any Person, (iii) any full or partial release by Seller of the liability of Purchaser, or any part thereof, with respect to Purchaser or any of its assets, (iv) the failure or delay on the part of Seller to assert any claim or demand or to enforce any right or remedy against Purchaser or (v) the adequacy of any other means the Seller may have of obtaining payment related to any of the Guaranteed Obligations. Parent acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and the Ancillary Agreements. Parent shall be subrogated to all rights of Seller against Purchaser in respect of any amounts paid by Parent to Seller pursuant to the provisions of this Section 11.15(a) in respect of any obligations of Purchaser under this Agreement and the Ancillary Agreements, but only after payment in full in cash of all the Guaranteed Obligations. The guarantee set forth in this Section 11.15(a) is a continuing and absolute guarantee, and it and the Guaranteed Obligations will not be discharged, and will remain in full force and effect, until the full payment and performance of all amounts required to be paid and performed by Purchaser pursuant to this Agreement and the Ancillary Agreements. Parent hereby makes all of the representations and warranties set forth in Sections 4.1 (except that the reference to the “State of Delaware” shall be deemed to be replaced by “Commonwealth of Australia”), 4.2 and 4.3, with references therein to “Purchaser” deemed to be replaced by “Parent”. Parent hereby acknowledges and agrees to be bound by all of the provisions of Article XI of this Agreement.

(b)      Parent hereby irrevocably designates and appoints Purchaser (in such capacity, the “Process Agent”) as its authorized agent to accept and acknowledge on its behalf, in the manner provided for notices to Purchaser, as the Purchaser, in Section 11.7 of this Agreement, service of any and all process which may be served in any Action arising out of or relating to this Agreement and hereby consents to process being served upon the Process Agent in any such Action. Purchaser hereby accepts the foregoing appointment. Parent irrevocably waives, to the fullest extent permitted by Law, all claim of error by reason of any such service and agrees that such service shall be deemed in every respect effective service of process upon it in any such Action and shall, to the fullest extent permitted by Law, be taken and held to be valid and personal service upon and personal delivery to it. If Purchaser ceases to act as Process Agent at any time, Parent covenants and agrees to designate irrevocably and appoint without delay another such agent domiciled in the U.S. reasonably satisfactory to Seller and to deliver promptly to Seller evidence in writing of such other agent’s acceptance of such appointment.

11.16        Exculpation of Debt Financing Sources

(a)       Notwithstanding anything to the contrary contained herein, no member of the Seller Group shall have any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby whether at law or equity, in contract, in tort or otherwise; provided that, the foregoing will not limit the rights of the Purchaser in respect of the Debt Financing under any commitment letter related thereto. Seller (i) agrees on behalf of the Seller Group that no member of the Seller Group shall have the right to seek or obtain money damages or expense reimbursement (whether at law or in equity, in contract, in tort or otherwise) from any Debt Financing Source, (ii) waives any and all claims against each Debt Financing Source and (iii) hereby agrees that in no event shall any Debt Financing Source have any liability or obligation to the Seller or any member of the Seller Group relating to or arising out of this Agreement, the Debt Financing, any commitment letter related thereto or the transactions contemplated hereby.

(b)      Without limiting the foregoing, no Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.

(c)       Solely for purposes of Section 11.16(a), “Seller Group” shall be deemed to include each of the Seller Group’s respective controlled affiliates and their and their respective controlled affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

FMC CORPORATION

By:	/s/ Pierre Brondeau
	Name:	Pierre Brondeau
	Title:	President, CEO and Chairman

TRONOX US HOLDINGS INC.

By:	/s/ Katherine C. Harper
	Name:	Katherine C. Harper
	Title:	Chief Financial Officer

TRONOX LIMITED, solely for purposes of Section 11.15 and generally applicable provisions of Article XI

By:	/s/ Thomas J. Casey
	Name:	Thomas J. Casey
	Title:	Chief Executive Officer

[Signature Page to Stock and Asset Purchase Agreement]